Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

09045925

SUPPL

RECEIVED
2009 APR 21 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since August 5, 2008, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

RECEIVED
2009 APR 21 P 2:22

Schedule I

Item Number	Date	Document Description
1	08/05/08	**Press Release: REC will Release Its Second Quarter Results for 2008 on Tuesday, August 12, 2008.**
2	08/12/08	**REC ASA – Results for Second Quarter and First Six Months 2008.** REC reports revenues of NOK 2,121 million in the second quarter of 2008.
3	08/12/08	**REC ASA's interim results presentation for the second quarter of 2008.**
4	08/12/08	**REC's Report for the Second Quarter of 2008.**
5	08/25/08	**Press Release: REC ASA – Quebec Chosen for Future Silicon Expansions.** REC announces Bécancour, Quebec as the site of choice for the next phase of silicon materials expansions.
6	09/25/08	**Press Release: REC ASA – Scope Change to Further Pursue Silane Gas Market.** REC announces decision to change the scope of a new expansion project.
7	09/25/08	**Press Release: REC ASA – Secures NOK 2.6 Billion Wafer Sales Contract.** REC enters into a new long-term agreement for supply of multi-crystaline silicon wafers to Neo Solar Power.
8	10/14/08	**Press Release: REC ASA – Presentation of Third Quarter 2008.** REC will release its third quarter results for 2008 on Tuesday, October 21, 2008.
9	10/20/08	**Press Release: REC ASA – Secures a NOK 2.9 Billion Silicon Powder Contract.** REC enters into a long-term take-or-pay agreement for the supply of find particulate silicon.
10	10/21/08	**Press Release: REC ASA – Third Quarter 2008.** REC reports 2008 third quarter results.
11	10/21/08	**REC 2008 Third Quarter Report.**
12	10/21/08	**REC 2008 Third Quarter Presentation.**

Item Number	Date	Document Description
13	10/28/08	**Press Release: REC ASA – Mandatory Notification of Trade.** Primary insider Gøran Bye purchases 4,400 shares in REC.
14	10/31/08	**Press Release: Report of Significant Shareholdings.** REC lists person(s) holding shares of capital stock of REC AS.
15	11/04/08	**Press Release: Purchase of Own Shares/Mandatory Notification.** REC purchases shares as part of the employee share purchase program.
16	11/04/08	**Press Release: Mandatory Notification of Trade.** Primary insider Kristine Ryssdal purchases 505 shares in REC.
17	12/15/08	**Press Release: REC ASA – Update on Polysilicon Expansion.** REC formally accepts and takes control over the entire FBR-area and all related equipment at the new plant under construction in Moses Lake, Washington.
18	12/15/08	**Press Release: Q&A Dial In.** REC hosts an analyst Q&A conference call.
19	01/16/09	**Press Release: REC ASA Secures USD 340 Million Wafer Sales Contract.** REC enters into a long-term agreement for supply of multi crystalline silicon wafers to LG Electronics Inc.
20	01/26/09	**Press Release: REC ASA – Tore Torvund Joins REC Group Management.** Gøran Bye to be replaced by Tore Torvund as Executive Vice President in the REC Group.
21	02/09/09	**Press Release: REC ASA – Moses Lake "Plant III" Start-Up Schedule.** Details of the work on the Moses Lake Plant.
22	02/09/09	**Press Release: REC ASA – Presentation of Forth Quarter 2008.** REC will release fourth quarter results for 2008 on Wednesday, February 18, 2009.
23	02/18/09	**Press Release: REC ASA – Fourth Quarter 2008.** REC reports revenue of NOL 2,380 million in the fourth quarter of 2008.

Item Number	Date	Document Description
24	02/18/09	**REC 2008 Fourth Quarter Report.**
25	02/18/09	**REC 2008 Fourth Quarter Presentation.**
26	02/19/09	**Press Release: REC ASA – Primary Insiders Purchase of Shares.** REC purchases 18,014 shares at an average price of NOK 58.83 per share and allocated 18.014 to employees participating in the Long Term Incentive Plan.
27	02/23/09	**Press Release: REC ASA – Mandatory Notification of Trade.** Primary Insider Tore Torvund purchases 4,000 shares in REC at an average price of NOK 50.10 per share.
28	02/24/09	**Press Release: Oslo Børs Matching Halt.** Oslo Børs investigates movements in share price.
29	02/24/09	**Press Release: Oslo Børs Matching Halt Ends.** Oslo Børs has reviewed price movements. Matching halt to end.
30	03/24/09	**Press Release: REC ASA – Board of Directors Approved 2008 Financials.** The Board of Directors of REC have approved the 2008 financial statements.

1 **Press Release: REC will Release Its Second Quarter Results for 2008 on Tuesday, August 12, 2008.**

MeldingsID: 215597

Innsendt dato:	05.08.2008 06:30
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the Second Quarter 2008

Meldingstekst:

Morning program:
REC will release its second quarter results for 2008 on Tuesday
August 12, 2008 just after 07:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will
give a presentation and other members of the management team will
also be present. The presentation will take place at 08:00 hrs
Norwegian time/CET at the conference centre Oslo Konserthus,
Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from:
www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 4991654):

Norway free call: 800 196 40
UK free call: 0800 028 1299
USA free call: 1888 935 4575
International dial in: +44 (0)20 7806 1968

Afternoon program:

REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

2 **REC ASA – Results for Second Quarter and First Six Months 2008.**

MeldingsID: 215963

Innsendt dato:	12.08.2008 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Q2 2008 results.pdf
Tittel:	REC ASA - Second quarter and first six months 2008

Meldingstekst:

Oslo, August 12, 2008: Renewable Energy Corporation ASA (REC) reported revenues of NOK 2,121 million in the second quarter 2008, an increase of 27 percent from the NOK 1,673 million reported in the second quarter of 2007. Revenues for the first half of 2007 were NOK 3,892 million compared with the NOK 3,288 million reported for the first half of 2007, representing an increase of 18 percent.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 889 million in the second quarter 2008, compared with NOK 812 million in the second quarter 2007. The EBITDA margin of 42 percent in the second quarter 2008 compares with 49 percent in the same quarter last year. First half over first half, the EBITDA decreased slightly from NOK 1,681 million in 2007 to NOK 1,631 million in 2008.

Mainly due to higher production and revenues, operating profit (EBIT) increased by six percent to NOK 716 million in the second quarter 2008, compared with NOK 679 million in the same quarter last year.

The EBIT margin of 34 percent was a down from 41 percent in the second quarter last year. For the first half of 2008, EBIT declined nine percent to NOK 1,295 million compared with NOK 1,416 million for the same period of 2007.

Profit before tax was NOK 708 million in the second quarter 2008, compared with NOK 671 million in the second quarter 2007. For the first two quarters of 2008 profit before tax was NOK 1,036 million in 2008 and NOK 1,305 million in 2007.

Profit after tax was NOK 496 million in the second quarter 2008, compared to NOK 466 million in the same period last. EPS for the quarter was NOK 1.00, compared to NOK 0.94 in the second quarter last year and NOK 0.43 in the first quarter 2008.

For the first six months, profit after tax amounted to NOK 706 million, compared with NOK 893 million in the first half of 2007. EPS declined to NOK 1.43, from NOK 1.81 in the first half 2007.

Please see the attachments on www.newsweb.no or www.recgroup.com

Morning program:
REC will release its second quarter results for 2008 on Tuesday August 12, 2008 just after 07:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will give a presentation and other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo (www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (conference

ID, 4991654):

Norway free call: 800 196 40
UK free call: 0800 028 1299
USA free call: 1888 935 4575
International dial in: +44 (0)20 7806 1968

Afternoon program:
REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:
1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by #
(pound-sign) and press 1 to play

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated company in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

3 **REC ASA's interim results presentation for the second quarter of 2008.**

MeldingsID: 215966

Innsendt dato:	12.08.2008 07:47
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q2 2008.pdf
Tittel:	REC ASA - Second quarter 2008 - Presentation material

Meldingstekst:

Enclosed is REC's interim results presentation for the second quarter
2008. The presentation will be held at 08:00 CET today at the Oslo
Konserthus (Oslo, Norway).

More details on today's program and the presentation will available
on REC's internet pages: www.recgroup.com

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)


Renewable Energy Corporation
PRESENTATION OF INTERIM RESULTS
2nd QUARTER AND HALF YEAR 2008
Silicon Materials
Wafers
Cells
Modules
Systems
Oslo, August 12, 2008
President & CEO Erik Thorsen
REC

Disclaimer

2nd Quarter Presentation

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for Second Quarter 2008 results presentation held on August 12, 2008. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC


REC Group
AGENDA
Financial review
Operational review
- REC Silicon
- REC Wafer
- REC Solar
Expansion update
Outlook

Second quarter highlights

2nd Quarter Presentation

- Revenue of NOK 2,121 million, +27 percent
  - Production largely in line with previous estimates
- EBITDA of NOK 889 million, +10 percent
  - EBITDA margin of 42 percent
  - Expansion cost of NOK 93 million in the Q2'08
- EBIT of NOK 716 million, +6 percent
- Singapore investment (Phase I) approved
- Long-term contract portfolio of NOK 49 billion
  - Signed NOK 8.5 billion in long-term wafer contracts in the Q2'08
  - Signed NOK 5 billion in long-term silane gas contracts in July
- Expansion projects on schedule and cost

REC

REC Group: Financial highlights

Revenues
NOK million



2 500
2 000
1 500
1 000
500
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	872	1003	1139	1320
2007	1616	1673	1480	1874
2008	1771	2121		
Growth:	**+10%**	**+27%**	**-**	**-**

EBITDA
NOK million

Margin: 42 % -7 %p



1 000
900
800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	380	387	522	676
2007	869	812	643	848
2008	742	889		
Growth:	**-15%**	**+10%**	**-**	**-**

EBIT
NOK million

Margin: 34 % -7 %p



800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	298	303	422	552
2007	737	679	495	677
2008	579	716		
Growth:	**-21%**	**+6%**	**-**	**-**

REC

017

REC Group: Condensed Income Statement

2nd Quarter Presentation

(NOK million)	Q2 2008	Q2 2007	Change	YTD 2008	YTD 2007	Change
Revenues	**2,121**	**1,673**	+ 27%	**3,892**	**3,288**	+ 18%
EBITDA	889	812	+ 10%	1,631	1,681	- 4%
EBITDA-margin	*42%*	*49%*		*42%*	*51%*	
Adjusted EBITDA*	**982**	**837**	+ 16%	**1,806**	**1,713**	+ 5%
*Adjusted EBITDA-margin**	*46%*	*50%*		*46%*	*52%*	
EBIT	**716**	**679**	+ 6%	**1,295**	**1,416**	- 9%
EBIT-margin	*34%*	*41%*		*33%*	*43%*	
Net financial items	-8	-8	+ 0%	-259	-111	+ 133%
Profit before tax	**708**	**671**	+ 6%	**1,036**	**1,305**	- 21%

Note: * Adjusted for expansion costs

REC

018

2nd Quarter Presentation

REC Group: Expansion costs Q2'08

(NOK million)	Q2'08	Q2'07	YTD'08	YTD'07
REC Silicon	45	8	95	11
REC Wafer	25	0	38	0
REC Solar	20	10	37	13
REC ASA	3	7	5	8
REC Group total	**93**	**25**	**174**	**32**

➔ Expansion cost primarily includes costs for early recruitment and training, as well as pre-commissioning activities until start of production

  | August 12, 2008

REC

019

REC Group: Capital structure

2nd Quarter Presentation



Assets
NOK million
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
44%
56%
7122
7051
2106
14183
2361
2269
75%
25%
30.06.2007
30.06.2008
Non-current assets
Cash and cash equivalents
Current assets



Equity and Liabilities
NOK million
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
71%
29%
11485
2889
1905
12335
2902
3576
66%
34%
30.06.2007
30.06.2008
Share-holders Equity
Interest bearing liabilities
Non interest bearing liabilities

REC

020


Renewable
Energy
Corporation
OPERATIONAL REVIEW
REC

Increased production and sales

2nd Quarter Presentation

	REC Silicon	REC Wafer	REC Solar
Production Q2'08			
	Polysilicon **1,452 MT***	Multi-crystalline **140 MW** Mono-crystalline **11 MW**	Cells **31 MW** Modules **20 MW**
2008 versus 2007	**+0%**	**+15%**	**+122%**
Sales Q2'08			
	Polysilicon **1,474 MT** Silane **448 MT**	Multi-crystalline **139 MW** Mono-crystalline **11 MW**	Cells **31 MW** Modules **20 MW**
2008 versus 2007	**+9%**	**+15%**	**+122%**

* Includes 70 MT of granular 'starter-bed' material, not for sale

REC

REC Silicon: Key figures

2nd Quarter Presentation

Revenues
NOK million



700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	521	525	539	542
2007	635	627	597	637
2008	652	630		
Growth:	+3%	+0%	-	-

EBITDA
NOK million

Margin: 49 % -3%p



400
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	242	207	295	319
2007	364	326	304	352
2008	319	307		
Growth:	-12%	-6%	-	-

  | August 12, 2008

REC

023

REC Silicon: Operational highlights

- Revenues of NOK 630 million; marginal increase from Q2'07
  - Production short-fall mainly a result of longer maintenance shutdown in Moses Lake
  - Silane gas sales amounted to 448 MT, an increase of 44 percent
  - Measured in USD, revenues grew 20 percent
- EBITDA decreased with 6 percent from Q2'07
  - Expansion costs in the quarter amounted to NOK 45 million compared to NOK 8 million
  - Adjusted for expansion costs and on a constant currency basis, the EBITDA increased by NOK 73 million, or 22 percent

	Q2'08	Q2'07	Change
Production of Polysilicon (MT)	1,452*	1,443	+0%
Sale of Polysilicon (MT)	1,474	1,454	1%
Sale of Silane (MT)	448	312	44%
Internal polysilicon sales volume	57%	72%	

* Includes 70 MT of granular 'starter-bed' material, not for sale

REC Wafer: Key figures

2nd Quarter Presentation

Revenues
NOK million



1 400
1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2006	502	552	612	790
2007	1017	1131	987	1225
2008	1209	1260		
Growth:	+19%	+11%	-	-

EBITDA
NOK million

Margin: 41 % -2 %p



600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2006	168	170	192	295
2007	470	485	359	499
2008	492	519		
Growth:	+5%	+7%	-	-

REC

REC Wafer: Operational highlights

- Revenues 1,260 million; +11 percent from Q2'07
  - Increase in revenues reflect higher sales from higher production
  - Average prices in Q2'08 declined marginally compared with 2007
  - Production increased 15 percent
  - All wafer plants undertook a scheduled maintenance shutdown primo Q3'08, length and timing based on polysilicon supply
- EBITDA up 7 percent from Q2'07
  - Expansion cost of NOK 25 million in Q2'08 versus NOK 0 million in Q2'07

	Q2'08	Q2'07	Change
Production of Multicrystalline Wafers (MW)	140	121	16%
Production of Monocrystalline Ingots (MW)	11	10	10%
Sale of Multicrystalline Wafers (MW)	139	120	16%
Sale of Monocrystalline Ingots (MT)	11	10	10%

REC

REC Solar: Key figures

2nd Quarter Presentation

Revenues
NOK million



	Q1	Q2	Q3	Q4
2006	120	180	273	301
2007	309	292	208	308
2008	340	636		
Growth:	+10%	+118	-	-

EBITDA
NOK million

Margin: 6 % -22 %p



	Q1	Q2	Q3	Q4
2006	17	32	65	81
2007	87	54	25	5
2008	20	44		
Growth:	-77%	-19%	-	-

REC

027

REC Solar: Operational highlights

- Revenues NOK 636 million; +118 percent from Q2'07
  - The increase in revenues explained by higher cell and module production and sales
  - Average selling price for modules declined slightly less than expected
- EBITDA NOK 44 million
  - Expansion costs NOK 20 million in Q2'08 compared to NOK 10 million in Q2'07
  - Low capacity utilization in the ramp-up phase for new production lines

	Q2'08	Q2'07	Change
Production of Cells (MW)	31	12	158%
Production of Modules (MW)	20	11	82%
Sale of Cells (MW)	31	11	181%
Sale of Modules (MW)	20	12	67%

REC

The Mainstream Energy investment

- In April 2008, REC invested USD 40 million in Mainstream Energy, taking a 20 percent equity position
- Joint sales and marketing plans are being developed
- REC Solar has started shipments of modules to California
- REC panels certification
  - CSA certification for both the U.S. and Canadian markets
  - Complies to UL 1703 standard


GRID-TIE
Commercial
Residential
AEE SOLAR
EXCLUSIVE!
REC Solar SCM Series
Available in North America only from AEE Solar!
Data sheet

Source: AEE Solar web pages

REC

Third party take-or-pay contract portfolio

- REC has in 2008 signed take-or pay contracts with a total value of approx. NOK 13.5 billion
  - REC Wafer signed contracts with an estimated value of NOK 8.5 billion in Q2'08
  - REC Silicon signed long-term silane gas contracts with an estimated value of NOK 5 billion in July
- Current remaining contract base towards external customers has a total value of approximately NOK 49 billion
- This contract base does not include REC Solar

Take-or-pay contract backlog, as of June 30, 2008
NOK million



REC Silicon
REC Wafer
26 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2H 08
'09
'10
'11-'15

  | August 12, 2008

REC

030

EverQ: Highlights



Source: Evergreen Solar, ribbon wafer

- Revenue contribution of NOK 156 million
  - Total production was 22 MW, compared to 8 MW in the Q2'07
- EBITDA contribution of NOK 38 million
- Going forward
  - Full-year 2008 production is expected at approx. 90 MW
  - Expected to complete the construction of EverQ3 in 2008 bringing total capacity to 180 MW

REC

Wafer technology development

- REC and SiGen are currently working together to develop a new wafer slicing technology
- Milestone reached in Q2'08 and REC released USD 4 million payment to the project
  - Successful demonstration of slicing 50 micron thick wafers
  - Prototype wafers show promising performance
- Potential advantages over traditional wafer sawing technology:
  - Thinner wafers
  - Removes kerf-loss
  - Removes the need for slurry and wire
- Note that the technology is in an early phase and that significant further development is needed



Source: SiGen, 50 micron wafer

REC

032


Renewable Energy Corporation
EXPANSION UPDATE
REC

033

Ramping up approved expansion projects

2nd Quarter Presentation

REC Silicon	
Moses Lake	6,500 MT
Butte de-bottlenecking (remaining)	1,000 MT
Moses Lake and Butte	6,000 MT
Sum	**13,500 MT**

REC Wafer	
Herøya III + IV	650 MW
Herøya upgrade	100 MW
Glomfjord (multi)	100 MW
Glomfjord (mono)	275 MW
Singapore (Phase I)	740 MW
Sum	**1,875 MW**

REC Solar	
Narvik (Cell)	180 MW
Glava (Module)	55+50 MW
Singapore (Phase I) (Cell and module)	550+590 MW
Sum	**730+700 MW**


H2'08
2009
2010
2011
2012
Construction
Ramp-up
Full production

REC

034

2nd Quarter Presentation

Expansion project management

REC Silicon		Ramp-up	Schedule	Cost	Comments
Moses Lake	6,500 MT	Q4'08-Q2'09	●	●	Based on revised plan in February '08
Butte de-bottlenecking (remaining)	1,000 MT	Q4'09	●	●	Postponed until 2009 as communicated
Moses Lake and Butte	6,000 MT	Q4'09	●	●	Cost escalations as communicated in Q1'08
Sum	**13,500 MT**				

REC Wafer		Ramp-up	Schedule	Cost	Comments
Herøya III + IV	650 MW	Q4'08-Q4'09	●	●	According to schedule and budget
Herøya upgrade	100 MW	Q4'09-Q1'10	●	●	According to schedule and budget
Glomfjord (multi)	100 MW	Q2'08-Q4'08	●	●	According to schedule and budget
Glomfjord (mono)	275 MW	Q2'08-Q2'10	●	●	According to schedule and budget
Singapore (Phase I)	740 MW	Q2'10-Q2'11	●	●	According to plan
Sum	**1,875 MW**				

REC Solar		Ramp-up	Schedule	Cost	Comments
Narvik (Cell)	180 MW	Q1'08-Q3'08	●	●	Slight delay/slower ramp, as communicated
Glava (Module)	55+50 MW	Q1'08-Q4'08	●	●	Slight delay/slower ramp, as communicated
Singapore (Phase I) (Cell and module)	550+590 MW	Q1'10-Q1'11	●	●	According to plan
Sum	**730+700 MW**				

  | August 12, 2008

REC

035

Strategic rationale for Singapore decision

The Singapore project is in alignment with REC's main corporate goals

- Cost reduction
  - The multicrystalline technology provides a robust platform for further expansions
  - A robust business case delivering profitability at grid-parity
- Profitable growth
  - The Singapore-project (Phase I) will add NOK 10 - 11 billion in revenues in 2012
  - Significant volume increases above existing capacity build outs
    - Wafer volume will increase nearly 50 %
    - Cell volumes will more than triple
    - Module volumes will more than quadruple
- Singapore (Phase I) establishes a value chain cost position of <1 EUR/Wp, from silicon through module

Represents the ideal balance between financial return, risks and future opportunities

REC

Singapore site development


Phase I
Space for further development

- Comprehensive value engineering has optimized scope and capital expenditure
  - Flexibility in future use of land
  - Each Phase will be independent investment decisions
    - Additional investments in infrastructure in Phase I
    - Scale benefits in continuous build out
- Efficiency gains
  - Compressed site in North West area
  - Reduced distance between buildings
  - Shorter pipe racks

REC

037

Growth scenario through 2011 - approved projects


Production of Polysilicon
(MT)
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
CAGR = ~35%
2007
2008
2009
2010
2011


Production of Wafers
(MW)
Singapore Phase I
Before Singapore
3 000
2 500
2 000
1 500
1 000
500
0
CAGR = ~50%
2007
2008
2009
2010
2011


Production of Cells (Modules)
(MW)
Singapore Phase I
Before Singapore
800
700
600
500
400
300
200
100
0
CAGR = ~100%
2007
2008
2009
2010
2011

  | August 12, 2008

REC

038


REC
Renewable
Energy
Corporation
OUTLOOK
CONTINUOUS
REC

Outlook summary for Q3'08 and full year

2nd Quarter Presentation

	Q3'08e	Q3'07	2008e	2007
REC Silicon				
Polysilicon production (MT)	~1,600	1,514	~6,600	5,780
Change in price compared with 2007 (in %)*	Slightly higher		Slightly higher	
Expansion cost (NOK million)	~50	41	~200	69
REC Wafer				
Production (MW)	~130	116	~630	506
Change in price compared with 2007 (in %)*	<-3		<-3	
Expansion cost (NOK million)	~60	2	~200	9
REC Solar				
Production (MW Cells/Modules)	~40/20	21	~145/90	48/42
Change in price compared with 2007 (in %)*	~-5		~>-5	
Expansion cost (NOK million)	~10	14	~50	52
REC Group				
Revenues		1,480	~+25%	6,642
Expansion cost (NOK million)	~145	66	~500	153

*Measured in NOK based on end of quarter exchange rates

REC

040


Renewable
Energy
Corporation
WELCOME BACK
3rd quarter 2008 – October 21, 2008
REC

4 **REC's Report for the Second Quarter of 2008.**



REC

SECOND QUARTER AND HALF YEAR REPORT 2008

August 12, 2008

WE ARE DELIVERING ON OUR COMMITMENT TO ADDING CAPACITY WHILE MAINTAINING PROFITABLE GROWTH ACROSS THE VALUE CHAIN – EXECUTING A STRATEGY THAT WILL TAKE THE GROUP AND THE INDUSTRY TO THE NEXT LEVEL.

The challenge is solar viability. Every day, we are in pursuit of the technologies, processes, products and production levels that enhance solar competitiveness. This means cutting-edge technology backed by intensive R&D to pioneer advances. It means combining those advances with state-of-the-art facilities, committed employees, profitable growth and continual focus on lowering production costs.

HIGHLIGHTS

- Revenue growth of 27 percent
  - NOK 2,121 million versus NOK 1,673 million in the second quarter 2007
- EBITDA growth of 10 percent
  - NOK 889 million versus NOK 812 million in the second quarter 2007
  - EBITDA margin of 42 percent versus 49 percent in the second quarter 2007
  - Expansion cost of NOK 93 million versus NOK 25 million in the second quarter 2007
- EBIT growth of six percent
  - NOK 716 million versus NOK 679 million in the second quarter 2007
- Singapore investment (Phase I) approved
- Long-term contract portfolio of NOK 49 billion
  - Signed NOK 8.5 billion in long-term wafer contracts
  - Signed NOK 5 billion in long-term silane gas contracts in July
- Acquired 20 percent of US downstream player

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q2 2008	Q2 2007*	JUN 30 2008	JUN 30 2007*	DEC 31 2007	Q1 2008
Revenues	2 121	1 673	3 892	3 288	6 642	1 771
EBITDA	889	812	1 631	1 681	3 172	742
EBITDA – margin	42 %	49 %	42 %	51 %	48 %	42 %
EBIT	716	679	1 295	1 416	2 588	579
EBIT – margin	34 %	41 %	33 %	43 %	39 %	33 %
Net financial items	-8	-8	-259	-111	-610	-251
Profit/loss before tax	708	671	1 036	1 305	1 977	327
Earnings per share, basic and diluted, in NOK	1,00	0,94	1,43	1,81	2,70	0,43
Expansion costs	93	25	174	32	153	82
Adjusted EBITDA	982	837	1 806	1 713	3 325	824
Adjusted EBITDA – margin	46 %	50 %	46 %	52 %	50 %	47 %

*Net financial items are adjusted for the first three quarters of 2007, see "financial items" below. This also affected profit before tax and earnings per share.

REVENUES AND EBITDA

REC continued to show growth in production and revenues also in the second quarter 2008. Revenues amounted to NOK 2,121 million, which was 27 percent above the second quarter 2007. Production of wafers, cells and modules was roughly in line with the estimates presented in the interim report for the first quarter 2008, whereas production of polysilicon fell somewhat short of the estimate.

Price developments were largely in line with expectations in local currency. However, currency developments had a negative translation effect on revenues of NOK 93 million compared to the second quarter 2007, and revenue growth was 32 percent on a constant currency basis (please see definition at the end of the report).

In the first half year 2008, revenues amounted to NOK 3,892 million, up 18 percent from the first half year 2007. Currency developments had a negative translation effect on revenues of NOK 173 million compared to the first half year 2007, and revenue growth was 24 percent on a constant currency basis.

EBITDA increased by 10 percent in the second quarter to NOK 889 million, although the EBITDA-margin declined to 42 percent from 49 percent in the second quarter 2007. Adjusted for expansion costs of NOK 93 million in the second quarter 2008 and NOK 25 million in the same period in 2007, the EBITDA-margin declined to 46 percent from 50 percent.

Currency developments had a negative translation effect on EBITDA of NOK 58 million compared to second quarter 2007. On a constant currency basis, and adjusted for expansion costs, EBITDA increased by 24 percent compared to the second quarter last year.

In the first half year 2008, EBITDA decreased by three percent to NOK 1,631 million from the first half year 2007. Adjusted for expansion costs of NOK 174 million in the first half year 2008, the EBITDA-margin was 46 percent. Expansion costs were NOK 32 million in the first half year 2007, and the adjusted EBITDA margin 52 percent. Currency developments had a negative translation effect on EBITDA of NOK 116 million compared to the first half year 2007, and on a constant currency basis and adjusted for expansion costs the EBITDA increased by 12 percent compared to the first half year 2007.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 173 million in the second quarter 2008, an increase from NOK 133 million in the second quarter last year and slightly above the previous quarter.

Depreciation, amortization and impairment amounted to NOK 336 million in the first half 2008, compared to NOK 265 million in the first half 2007. This reflects that depreciation has commenced on expansion projects which have been completed.

Depreciation and amortization commence when the assets are ready for their intended use, normally when commercial production starts. The assets are depreciated or amortized over their expected useful lives, which is reviewed at least annually. Any change in expected useful life is recognized as an adjustment to depreciation or amortization in future periods. Depreciation and amortization are expected to increase when assets that are currently under construction are put to its intended use in the quarters and years to come.

EBIT

Due to higher production and revenues, EBIT increased by six percent to NOK 716 million in the second quarter, compared to NOK 679 million in the second quarter 2007. The increase was 24 percent from NOK 579 million in the previous quarter, primarily due to increased revenues.

The EBIT margin of 34 percent was a decline from 41 percent in the second quarter last year but a slight improvement from 33 percent in the first quarter 2008.

In the first half year 2008, EBIT declined by nine percent from the first half 2007, whereas the EBIT-margin declined to 33 percent from 43 percent. The decline reflects negative currency effects, higher expansion costs and lower operating margins during the ramp-up of new production lines.

FINANCIAL ITEMS

REC reported net financial items of NOK -8 million in the second quarter, similar to the second quarter last year, and NOK -251 million in the previous quarter.

In the first half year 2008, net financial items amounted to NOK -259 million, compared to NOK -111 million in the first half year of 2007.

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q2 2008	Q2 2007*	JUN 30 2008	JUN 30 2007*	DEC 31 2007	Q1 2008
Share of loss of associates	-1	-6	-3	-12	-45	-2
Financial income	61	91	126	165	315	65
Financial expenses	-52	-43	-98	-79	-185	-46
Capitalized borrowing cost	40	28	86	41	121	46
Net financial expenses	-12	-15	-12	-39	-64	0
Net currency gains – losses	-27	-78	-114	-80	-346	-87
Embedded derivatives	-55	-46	-281	-193	-642	-226
Net gains/losses other derivatives	27	46	25	48	172	-1
Net gains/losses derivatives	-28	0	-255	-145	-470	-227
Net financial items	-8	-8	-259	-111	-610	-251

* Financial items for the first three quarters of 2007 have been adjusted compared to the interim reports published for these quarters, due to the accounting of embedded derivatives. See the fourth quarter report for 2007 and the consolidated financial statements for 2007 for more details.

As described in the consolidated financial statements for 2007, REC in 2007 entered into three USD-denominated contracts for wafer deliveries with customers for whom USD is not the functional currency. In June 2008, REC Wafer entered into a fourth contract, and these contracts have estimated total future sales of approximately USD 2.2 billion at June 30, 2008.

For accounting purposes, REC treats these sales contracts as if they were denominated in NOK. Embedded forward purchases of USD as economic hedge of future purchases of polysilicon in USD are separately accounted for on a fair value basis, with changes in the fair value being recognized under financial items. Hedge accounting has thus not been applied.

Net non-cash losses incurred to date will be reversed during the remainder of the contract periods, either as reversal of losses or through higher EBITDA.

Net currency losses of NOK 27 million in the second quarter, primarily related to USD loans from REC ASA to REC Silicon, were offset by gains on other derivatives.

Due to a high amount of construction in progress, overall capitalization of borrowing costs remains high.

In April 2008, REC Solar acquired 20 percent ownership in Mainstream Energy Inc. and Mainstream from that date became an associate of REC. From February 2008, CSG Solar AG is no longer an associated company.

PROFIT BEFORE TAX

Profit before tax was NOK 708 million in the second quarter 2008, compared to NOK 671 million in the second quarter last year and NOK 327 million in previous quarter.

In the first half 2008, profit before tax was NOK 1,036 million, compared to NOK 1,305 million in the first half 2007.

Profit development was negatively affected by currency developments, embedded derivatives and costs related to expansions in both the first and the second quarter 2008.

INCOME TAX

Calculated combined effective income tax rate for the first half year 2008 has been estimated to 32 percent, based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations and 35 percent in the US operations.

The actual effective tax rates for 2008 may deviate from the estimated tax rates. For the year 2007 the combined effective tax rate was 33 percent.

PROFIT AFTER TAX

Profit after tax was NOK 496 million in the second quarter 2008, compared to NOK 466 million in the same period last year and NOK 211 million in the previous quarter. EPS for the quarter was NOK 1.00, compared to NOK 0.94 in the second quarter last year and NOK 0.43 in the first quarter 2008.

In the first half year 2008, profit after tax amounted to NOK 706 million, compared to NOK 893 million in the first half 2007. EPS declined to NOK 1.43, from NOK 1.81 in the first half 2007.

OPERATIONAL REVIEW

EXPANSION PROJECTS UNDER EXECUTION

REC has a series of expansion projects under construction in all three business segments. Primarily as a result of the approval of Singapore phase I, the estimated 2008 payments for capital expenditure has been lifted from around NOK 7 billion to approximately NOK 10 billion for the full year 2008.

REC Silicon's three main approved expansion projects are (i) the building of a plant for production of silane gas and granulated polysilicon in Moses Lake, Washington ("Plant III"), (ii) the debottlenecking project in Butte, Montana, and (iii) the building of a new silane gas plant in Moses Lake ("Plant IV").

The overall cost estimate for Plant III was raised to USD 800 million in February 2008. The expected start-up was also postponed by two months to late in the fourth quarter 2008. Construction and commissioning activities have largely progressed according to the revised schedule, and REC Silicon has passed several project milestones. The first reactor for polysilicon deposition (FBR) will be in operational testing in September and the entire FBR-unit is expected to be mechanically complete and taken over by operations by early October. The handover of the silane and by-product units is scheduled to follow later in the fourth quarter. Although concerns remain over the progress in some construction areas, the production is still expected to start up late in the fourth quarter 2008.

As already communicated, the delayed production start-up of Plant III prompted a postponement of the polysilicon deposition (Siemens reactor modification) part of the debottlenecking and expansion project at Butte until 2009, in order to maximize output in 2008.

Plant IV is largely identical to the silane gas plant currently constructed as part of Plant III. As previously communicated, most cost elements related to procurement and construction are expected to face similar price escalations as for the ongoing expansion project. However, REC project teams have been working on scope considerations and value engineering to minimize potential cost escalations. The time schedule remains unchanged and the new silane gas capacity is expected to be ready for ramp-up by the end of 2009.

REC Silicon's 2010 target production levels remain at around 19,000 MT of polysilicon and 29,000 MT of silane. A conclusion on the site-selection process for further polysilicon capacity beyond 2012 is expected soon, and the number of potential sites has been narrowed down to two.

REC Wafer has several expansion projects ongoing in Norway, both for new production lines and for upgrading and extension of existing lines. The engineering and construction of two new 325 MW multicrystalline wafer plants at Herøya are progressing according to schedule and budget. Each of the plants carry investments estimated to NOK 1,250 million, and the first plant is expected to be ramped-up over a nine-month period starting in the fourth quarter 2008. The other plant is expected to follow six months later.

In June, a decision was made to invest up to NOK 400 million to upgrade and extend existing production lines at Herøya by approximately 100 MW. Construction is scheduled to commence towards the end of the third quarter 2008, with ramp-up of additional capacity beginning towards the end of 2009.

In Glomfjord, REC Wafer started to ramp up additional production capacity of 100 MW of multicrystalline wafers in the second quarter. Full production is expected by the end of the year.

The engineering and construction of a 275 MW monocrystalline ingot and wafering plant in Glomfjord is also on time and within the investment budget of NOK 1,350 million. The new capacity is expected to be phased-in over several stages from the second half 2008 and the following two years. REC Wafer has already signed two major long-term contracts for monocrystalline wafers with customers in Asia and the USA, with deliveries commencing in 2009.

REC Wafer's 2010 target production level is slightly more than 1.7 GW, excluding the Singapore project (see below).

REC Solar is currently ramping-up production at a new 180 MW cell plant in Narvik and a new 55 MW module line in Glava, Sweden. A second 50 MW module line is scheduled for ramp up from the third quarter 2008. As previously communicated, these expansion projects experienced some delays in the delivery of certain production equipment as well as a slower ramp-up than initially targeted. Production capacity beyond 225 MW of solar cells and 150 MW of solar modules will come from the Singapore project.

THE SINGAPORE PROJECT

On June 17, 2008, a decision was made to invest NOK 13 billion in an integrated manufacturing complex for production of wafers, cells and modules in Singapore.

The investment decision covers the first of several planned development phases, and an investment decision for the next phase is expected in 2009.

Production is expected to commence in the first quarter of 2010 and reach full capacity of 740 MW of wafers, 550 MW of cells and 590 MW of modules before 2012. The annual consolidated revenue from these volumes are expected to be NOK 10-11 billion in 2011.

Including these volumes, REC targets a production of approximately 2.4 GW of wafers, 780 MW of cells, and 740 MW of modules in 2012.

The Singapore project cost level is expected to enable REC to compete profitably at grid-parity prices in several major solar markets. The NOK 13 billion investment frame allows for contingencies and expected cost escalation due to inflation, and also includes a yet unallocated project reserve.

The investment will be funded through current cash reserve, cash flow from operations and new debt financing, which is described in more detail under the Balance Sheet and Cash Flow section below.

CONTRACT UPDATE

REC has continued to increase its long-term revenue and profit visibility, through the signing of new wafer contracts with external customers as well as contracts for supply of silane gas to the merchant market.

REC Wafer signed four long-term wafer supply contracts with customers in Asia and the USA in the second quarter. The contracts have an estimated combined value of NOK 8.5 billion, with deliveries commencing in 2009 and running to 2015. Two of the contracts are for deliveries of multicrystalline wafers, whereas the other two are for monocrystalline wafers.

In July, REC Silicon signed a number of long-term contracts for the supply of monosilane gas to major gas distributors in the merchant market, covering gas deliveries worth close to USD 1 billion (~NOK 5 billion) through 2014. As customary, the agreements are take-or-pay contracts with predetermined volumes and price regimes, and deliveries have already commenced at prices approximately 15 percent above REC's current average price for monosilane gas. The contracts further outline smaller annual price adjustments based on actual cost developments.

Overall, REC Silicon and REC Wafer have signed contracts with external customers at a total value of approximately NOK 13.5 billion in the first half 2008.

Including previously entered contracts, REC currently has a remaining contract base with external customers in REC Silicon and REC Wafer at a value totalling close to NOK 49 billion. Slightly more than NOK 3 billion is for delivery in the second half of 2008 and close to NOK 9 billion in 2009, increasing to more than NOK 10 billion in 2010. The remaining NOK 26 billion relates to the period 2011-2015.

Note that the value of the remaining contract portfolio will depend on the future development of various exchange rates and also might be influenced by variations in product mix.

This contract base does not include REC Solar, where contracts typically allow for annual or more frequent price negotiations, and may be discontinued if the parties do not agree on final terms.

MARKET DEVELOPMENT

In 2008, REC Solar delivers most of its modules to customers in Germany and Spain, where government policy adjustments have remained at the forefront of industry attention over the past quarter. However, consistent with the strategy of creating robust and scalable market channels, REC Solar continues to expand its customer base in countries like the USA, Italy, Greece, and France.

In Germany, the Bundestag in June agreed to a new Renewable Energies Sources Act (EEG), as part of the Government's "Climate Package" which aims for renewable energies contributing to 30 percent of electricity production by 2020. Under the new law, photovoltaic systems will receive a feed-in tariff of 0.33-0.43 EUR/kWh. According to the new law, the tariff will decrease by 8-10 percent until 2010 and by 9 percent annually after 2011, which are steeper decline ratios than envisaged in the current EEG.

In Spain, market demand has been strong as project developers are installing as many large PV projects as possible before the current tariffs are changed at the end of September, 2008. However, in late July, the Spanish Energy Commission announced a solar subsidy proposal removing the capacity cap for 2008 beyond the September deadline. This could support further demand in the fourth quarter of the year. For 2009, the proposal largely follows an earlier proposal from the Ministry of Industry's proposal for a 0.29 EUR/kWh feed-in tariff with a 300 MW cap. While this could imply a slower demand in Spain next year, it is still too early to conclude on the final outcome, and the industry still remains optimistic on this and other market development next year.

According to Solarbuzz (June, 2008), system prices were relatively stable also in the second quarter 2008. System prices in Europe were quoted at EUR 4.72 per watt

for large systems, compared to USD 4.81 in the US market.

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 700 people. A third plant under construction is expected to start production at the end of 2008, and, including the Plant IV expansion project under construction, REC Silicon's capacity for polysilicon production is expected to more than triple from 2007 to 2010.

Compared with the same period last year, REC Silicon increased revenues marginally to NOK 630 million in the second quarter 2008, whereas revenues declined by three percent from the previous quarter. Strengthening of NOK versus USD generated a negative translation effect of NOK 115 million compared to the second quarter 2007. Revenues increased by 19 percent measured in USD.

In NOK, the price development has been relatively flat and the average price is expected to be slightly higher in the second half of the year due to higher silane gas prices in recently announced contracts.

In the first half 2008, revenues amounted to NOK 1,282 million, which was an increase of two percent from the first half 2007. Measured in USD, the increase was 20 percent.

Production of polysilicon was 1,452 MT in the second quarter, which was a slight increase from the second quarter last year and six percent below the previous quarter. Production fell somewhat below the 1,500 MT target mainly due to a longer maintenance shutdown at Moses Lake in June and ongoing de-bottlenecking efforts of the silane portion of the Butte facility in April and May. It should also be noted that approximately 70 MT will be used as "starter-bed-material" for the new plant in the FBR-pilot facility, whereas the alternative would have been to acquire this material in the market.

In the first half year 2008, polysilicon production amounted to 2,996 MT, an increase of six percent from 2,838 MT in the first half 2007.

Due to the production shortfall in the first half of 2008, REC Silicon has adjusted its full-year production target from up to 7,000 MT to approximately 6,600 MT for 2008. The third quarter production will be negatively affected by the scheduled maintenance shutdown of up to two weeks in the Butte facility. 400 MT of this will be dependent on a timely start-up of the new plant for production of granular polysilicon in Moses Lake in the fourth quarter of the year.

Polysilicon sales amounted to 1,474 MT in the second quarter, which was an increase of one percent from the second quarter last year and seven percent below the previous quarter. Higher sales than production corresponds with inventory reductions.

In the first half year 2008, polysilicon sales amounted to 3,062 MT, which was seven percent above the first half 2007.

57 percent of the polysilicon volume in the second quarter was shipped to REC companies (including 33.3 percent of sales to EverQ), compared to 70 percent in the second quarter last year and 72 percent in the first quarter 2008.

Silane gas sales spiked in the second quarter and amounted to 448 MT, which was an increase of 44 percent from the second quarter last year and 19 percent from the previous quarter. In the first half 2008, silane gas sales amounted to 826 MT, an increase of 25 percent from 659 MT in the first half 2007.

REC Silicon EBITDA was NOK 307 million in the second quarter 2008, compared to NOK 326 million in the second quarter 2007 and NOK 319 million in the previous quarter. The EBITDA margin of 49 percent compares with 52 percent in the second quarter last year and 49 percent in the first quarter 2008.

Currency translation effects negatively affected the second quarter EBITDA by NOK 56 million compared to the second quarter 2007.

Expansion costs were NOK 45 million in the second quarter, compared to NOK 8 million in the second quarter last year and NOK 50 million in the previous quarter. Scheduled maintenance shutdowns affected production negatively in the second quarter in both 2008 and 2007.

Adjusted for both expansion costs and currency translation effect, EBITDA increased by NOK 73 million (22 percent) from the second quarter 2007.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q2 2008	Q2 2007	JUN 30 2008	JUN 30 2007	DEC 31 2007	Q1 2008
Revenues	630	627	1 282	1 262	2 496	652
EBITDA	307	326	626	690	1 347	319
EBITDA – margin	49 %	52 %	49 %	55 %	54 %	49 %
Expansion costs	45	8	95	11	69	50
Adjusted EBITDA	351	334	720	701	1 416	369
Adjusted EBITDA – margin	56 %	53 %	56 %	56 %	57 %	57 %
Polysilicon production in MT*	1 452	1 443	2 996	2 838	5 780	1 544
Polysilicon sale in MT	1 474	1 454	3 062	2 861	5 698	1 588
Silane gas sale in MT	448	312	826	659	1 351	378

*Polysilicon production in Q2 2008 includes 70 MT of granular "starter-bed" material, not for sale.

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q2 2008	Q2 2007	JUN 30 2008	JUN 30 2007	DEC 31 2007	Q1 2008
Revenues	1 260	1 131	2 469	2 148	4 360	1 209
EBITDA	519	485	1 012	955	1 813	492
EBITDA – margin	41 %	43 %	41 %	44 %	42 %	41 %
Expansion costs	25	0	38	0	9	13
Adjusted EBITDA	544	485	1 050	955	1 822	505
Adjusted EBITDA – margin	43 %	43 %	43 %	44 %	42 %	42 %
Wafer production in MW (at 15,0% cell efficiency)	140	121	277	230	468	137
Mono ingot production in MW (at 20,0% cell efficiency)	11	10	20	19	38	9
Total production in MW	151	131	297	249	506	146
Wafer sale in MW (at 15,0% cell efficiency)	139	120	274	228	465	136
Mono ingot sale in MW (at 20,0% cell efficiency)	11	10	20	19	38	9
Total sale in MW	150	130	294	247	503	145

In the first half year 2008, EBITDA amounted to NOK 626 million, compared to NOK 690 million in the first half 2007. Currency translation effects negatively affected the EBITDA in the first half year 2008 by NOK 112 million compared to the first half year 2007, and expansion costs increased to NOK 95 million in the first half year 2008 from NOK 11 million in the first half year 2007.

For the full year, REC Silicon still expects expansion costs of NOK 200 million, up from NOK 69 million in 2007.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 800 people. Approved capacity expansions excluding Singapore are expected to more than triple production to more than 1.7 GW by 2010.

REC Wafer reported revenues of NOK 1,260 million in the second quarter 2008, an increase of 11 percent from NOK 1,131 million in the second quarter 2007 and up four percent from NOK 1,209 million in the first quarter 2008.

In the first half year 2008, revenues amounted to NOK 2,469 million, which was an increase of 15 percent from NOK 2,148 million in the first half year 2007.

The revenue increase primarily reflects increased sales volumes due to increased production capacity. As in the previous quarter, average wafer prices in the second quarter declined marginally compared with the average price in 2007. REC Wafer has already fixed prices for most of the contract volumes for 2008, and maintains its full year price estimate.

Production was 151 MW in the second quarter, which was an increase of 15 percent from the second quarter last year and up three percent from the previous quarter. The overall production in the quarter was in line with the estimate communicated in the first quarter report, despite a tight polysilicon situation in the quarter.

In the first half year 2008, overall wafer production was 297 MW, which was an increase of 19 percent from 249 MW in the first half year 2007.

As previously announced, REC Wafer has concentrated its maintenance activities to coincide with the Norwegian summer vacation, length and timing based on polysilicon supply. Consequently, all wafer plants were shut down for four weeks in the beginning of the third quarter.

REC Wafer maintains its full-year production target of approximately 630 MW despite REC Silicon's reduced estimate for full-year polysilicon production. However, tighter silicon volumes increases the operational risk related to this target.

EBITDA of NOK 519 million was seven percent higher than in the second quarter 2007, and six percent above the previous quarter. The EBITDA margin of 41 percent compares to 43 percent in the second quarter last year and 41 percent in the previous quarter.

The EBITDA in the second quarter includes a positive effect of NOK 31 million related to embedded derivatives, which are described in more detail under financial items. In the previous quarter the corresponding positive effect was NOK 22 million, whereas no such effects were recognized in the second quarter 2007.

Expansion costs amounted to NOK 25 million in the second quarter, compared to NOK 13 million in the previous quarter. REC Wafer recognized no expansion costs in the second quarter 2007.

In the first half year 2008, EBITDA was NOK 1,012 million, compared to NOK 955 million in the first half year 2007.

For the full year, REC Wafer still expects expansion costs to amount to NOK 200 million. It should also be noted that new capacity coming on stream will not yield its full margin potential until production is fully ramped up.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 600 people. Approved capacity expansions are expected to quadruple solar cell production and triple solar module production by 2010, with the planned Singapore project set to boost cell and module production further.

REC Solar reported revenues of NOK 636 million in the second quarter 2008, which was more than a doubling from NOK 292 million in the second quarter last year and

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q2 2008	Q2 2007	JUN 30 2008	JUN 30 2007	DEC 31 2007	Q1 2008
Revenues	636	292	976	601	1 116	340
EBITDA	44	54	64	141	171	20
EBITDA – margin	7 %	19 %	7 %	23 %	15 %	6 %
Expansion costs	20	10	37	13	52	17
Adjusted EBITDA	64	64	101	154	223	37
Adjusted EBITDA – margin	10 %	22 %	10 %	26 %	20 %	11 %
Cell production in MW	31	12	46	23	47	15
Module production in MW	20	11	34	22	42	14
Cell sale in MW	31	11	46	22	47	15
Module sale in MW	20	12	34	23	43	13

up 87 percent from NOK 340 million in the previous quarter.

The revenue increase is primarily explained by higher module sales. Average selling price for modules declined less than five percent compared to the average of 2007, which was slightly better than expected. Additionally, revenues of close to NOK 100 million were generated by the sale of solar cells in the second quarter of 2008.

Module production was 20 MW in the second quarter, up 80 percent from the second quarter last year and up 45 percent from the previous quarter. Cell production of 31 MW corresponded with increases of 159 percent and 106 percent, respectively. Both the cell and module production were in line with the forecasts announced in the interim report for the first quarter.

In the first half year 2008, revenues amounted to NOK 976 million, which was an increase of 63 percent compared to the first half year 2007.

Production in the first half of 2008 amounted to 34 MW of modules and 46 MW of cells, compared to 22 MW and 23 MW, respectively, in the first half year 2007. Both cells and modules is expected to see continued strong growth in production in the second half of the year. REC Solar reiterates the full-year production targets of 145 MW of cells. The full-year production target for modules has been reduced from 95 MW to 90 MW, due to a somewhat slower than expected ramp-up.

EBITDA of NOK 44 million was a decline from the NOK 54 million reported in the second quarter 2007. The results included expansion costs of NOK 20 million, compared with NOK 10 million in the second quarter last year. The weak EBITDA is explained by low capacity utilization in the ramp-up phase for new production lines. In the previous quarter, EBITDA was NOK 20 million, including expansion costs of NOK 17 million.

EBITDA in the first half year 2008 was NOK 64 million, including expansion costs of NOK 37 million, compared to NOK 141 million including expansion costs of NOK 13 million in the first half year 2007.

For the full-year 2008, REC Solar reiterates its expansion cost estimate of NOK 50 million. REC Solar also reiterates its full-year revenue target range of NOK 2.7-2.85 billion, which implies revenues of approximately NOK 1.7-1.9 billion in the second half of the year.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates EverQ's financial statements on a line-by-line basis. EverQ currently operates two plants with a total production capacity of 100 MW, and the company employs approximately 1,000 people.

The revenue contribution from EverQ was NOK 156 million in the second quarter 2008, compared to NOK 63 million in the second quarter last year and NOK 146 million in the previous quarter. The EBITDA contribution was NOK 38 million, compared to NOK 0 million and NOK 25 million, respectively, in the second quarter 2007 and the first quarter 2008.

In the first half 2008, revenues amounted to NOK 301 million, compared to NOK 120 million in the first half 2007, whereas EBITDA increased to NOK 63 million from NOK 9 million.

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q2 2008	Q2 2007	JUN 30 2008	JUN 30 2007	DEC 31 2007	Q1 2008
Revenues	156	63	301	120	371	146
EBITDA	38	0	63	9	57	25
EBITDA – margin	25 %	1 %	21 %	8 %	15 %	17 %
EverQ's total module production in MW	22	8	42	15	50	20

Note: Financial figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership.

Total module production was 22 MW in the second quarter, which was 7 percent higher than in the previous quarter and almost a tripling from the second quarter last year. The increase from the first quarter 2008 primarily reflects gradually improved capacity utilization in the EverQ cell plant, which hampered production in the first quarter 2008.

In the first half year 2008, production was 42 MW, compared to 15 MW in the first half year 2007.

Full-year 2008 production is expected at approximately 90 MW. During the year, EverQ is also expected to complete the construction of EverQ3, which is designed to increase production capacity to 180 MW.

As communicated in the interim report for the first quarter 2008, the European Commission has informed EverQ that it inteds to re-examine the grounds for granting EverQ investment aid of up to EUR 30 million for the construction of EverQ1 and EverQ2. After careful review, and supported by external advice, EverQ believes that it qualifies for the investment grants in question. Consequently, no provisions have been recognized for this issue.

REC ASA

REC ASA is a holding company containing parts of the Group Management, corporate functions, corporate research and development, corporate project organization and the REC Group's in-house bank.

The increased EBITDA loss reflects increased activity and scale-up of the organization.

REC SITE SERVICES (SINGAPORE)

REC Site Services generated no revenues and had an EBITDA loss of NOK 2 million in the second quarter. This was in line with the previous quarter. REC Site Services was established as an organizational structure for on-site management of the planned solar industry complex under construction in Singapore. The service entity will also provide management services during the construction of the site and will own and operate certain buildings and infrastructure. The activity is expected to increase significantly in the quarters and years to come.

REC ASA and REC Site Services Pte Ltd expect to incur a total of NOK 50 million in expansion costs in 2008, which primarily is related to the planning of the Singapore project. Expansion costs recognized in the second quarter amounted to NOK 3 million, up from NOK 2 million in the first quarter 2008.

ELIMINATIONS

Elimination of internal profit is dependant on internal sales and inter-company inventory changes. Although eliminations of internal revenues and inventory profit should generally be expected to continue to increase as the company continues to grow throughout the entire value chain, elimination actually affected EBITDA positively by NOK 28 million in the second quarter 2008.

The main driver affecting this development was reduced inventory levels at the end of the second quarter compared to the first quarter. REC has an ambition to increase internal inventories to facilitate growth. However, this has not been possible due to the strong demand and limited supply situation experienced so far this year.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 50 million in the second quarter 2008, compared to NOK 28 million in the second quarter 2007 and NOK 43 million in the first quarter 2008. In the first half year 2008, R&D expenses amounted to NOK 93 million, compared to NOK 53 million in the first half year 2007.

The new technology facilities for silicon, cells and module research and pilot testing at the REC Headquarter in Oslo have now come into active operation. The building of a new technology center for wafer development at Herøya is on schedule and the operational staff has been recruited.

Results achieved during the quarter include successful full scale testing of our new furnace technology for multicrystalline ingots. The technology introduces fundamentally new advances in multicrystalline ingot production. The technology will be developed further, but is already introduced in full scale at the new wafer plant at Herøya starting ramp-up in the fourth quarter this year. Furthermore, we have successfully proven our new washing and quality control lines for thinner wafers in full scale. The equipment gives less stress to the wafer and improves the quality measurements. Also this technology is currently being implemented in the new wafer plant currently in startup.

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q2 2008	Q2 2007	JUN 30 2008	JUN 30 2007	DEC 31 2007	Q1 2008
Revenues	6	8	17	13	28	12
EBITDA	-46	-29	-74	-51	-123	-28
Expansion costs	3	7	5	8	23	2

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q2 2008	Q2 2007	JUN 30 2008	JUN 30 2007	DEC 31 2007	Q1 2008
Elimination revenues	-566	-448	-1 154	-855	-1 729	-588
Elimination EBITDA	28	-24	-56	-63	-92	-84

Silicon Genesis ("SiGen"), a development partner of REC, have in June demonstrated to REC a successful slicing of 125 millimeter large and 50 micron thick silicon wafers without any use of the traditional wire saws. This indicates that the technology has a potential for future production of thinner wafers than today's machinery and for eliminating kerf-loss suffered by today's wafer saws.

The prototype wafers produced show promising electrical and mechanical performance, and were thereby able to pass the interim sample quality milestone previously agreed between REC and SiGen in a Development and Supply Agreement. According to the agreement, REC will co-fund the development at SiGen based on successful passage of certain key milestones, and REC has consequently released a payment of USD 4 million. In return REC will obtain certain exclusive rights to production equipment.

REC and SiGen are currently working together to develop the technology for mass production. The significant remaining development program will focus on the challenges related to machine design, operational capabilities and productivity.

For the full-year 2008, R&D expenditures are expected to more than double from 2007, but not to fully reach the NOK 300 million previously announced.

ASSOCIATED COMPANIES

In April 2008, REC Solar acquired a 20 percent ownership interest in Mainstream Energy Inc. The investment supports REC's ambition to take an active role in the building of robust and scalable market channels, and marks the entry in the increasingly important US market. Mainstream Energy conducts its operation through AEE Solar Inc., which is one of the largest distributors of renewable energy systems and equipment in the US, and the large PV system integrator REC Solar Inc. (not to be confused with REC's business segment REC Solar).

The initial purchase price allocation, which is performed by independent financial experts, has been determined as provisional (primarily due to the time frame from the acquisition and evaluation of the accounting treatment/valuation of call and put options on additional shares in Mainstream Energy). The preliminary cost price for the acquisition of 20 percent ownership is NOK 207 million, estimated fair value of net assets NOK 42 million and goodwill NOK 165 million.

Under the agreement between REC and the other shareholders of Mainstream Energy, call and put options (put options effective only if REC has majority) may increase REC's shareholding in future years. The specific terms and conditions in any subsequent transactions are dependent on the future performance of Mainstream Energy. The number of shares that can be exercised under the call and put options are interrelated and will consequently vary according to if and when the options are exercised. Based on the structure, complexity and interdependency of the put and call options, REC's preliminary view is that the options cannot be separated and reliably fair valued.

BALANCE SHEET AND CASH FLOW

Changes in balance sheet items in the second quarter and first half year 2008 were mainly affected by the high level of investments, primarily related to expansion projects. Currency exchange rates were stable at the end of the second quarter compared to the end of the first quarter, but for the first half year changes in USD/NOK exchange rate impacted balance sheet items.

Net cash flow from operating activities was NOK 501 million in the second quarter 2008, compared to NOK 775 million in the second quarter 2007. This primarily reflects increased payments of income taxes.

Net cash flow from investing activities was NOK -2,230 million in the second quarter, compared to NOK -1,104 million in the second quarter last year and NOK -1,973

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC Silicon	REC Wafer	REC Solar	EverQ	Other	REC Group
Carrying value at January 1, 2008	4 448	1 904	878	355	50	7 635
Exchange differences	-320	0	0	3	0	-316
Additions	2 260	1 401	374	91	80	4 206
Depreciation & impairment	-80	-149	-65	-21	-1	-317
Carrying value at June 30, 2008	6 307	3 156	1 187	428	129	11 207

INTANGIBLE ASSETS

(NOK IN MILLION)	REC Silicon	REC Wafer	REC Solar	EverQ	Other	REC Group
Carrying value at January 1, 2008	382	75	29	219	352	1 056
Exchange differences	-24	0	0	1	0	-23
Additions	62	13	8	2	3	88
Amortization	-11	-7	-1	0	0	-20
Carrying value at June 30, 2008	408	82	35	221	354	1 101
Payments of PP&E and intangibles	-2 089	-1 173	-330	-85	-128	-3 805

million in the first quarter 2008. Of this, payments for property plant and equipment and intangible assets contributed NOK -1,834 for the second quarter and NOK -3,805 million for the first half 2008. Split between the segments for the first half year 2008 is shown below.

The difference between additions and payments for property plant and equipment and intangible assets primarily relates to changes in prepayments, accruals and payables for capital expenditure.

Other investments in the second quarter and first half year 2008 was primarily NOK 207 million for shares in Mainstream Energy, NOK 120 million loan to SiC Processing and NOK 94 million (EUR 11.65 million) additional loan to EverQ, of which 2/3 related to the REC-external ownership of EverQ is reported as a cash outflow.

Net cash flow from financing activities was NOK 41 million, compared to NOK 384 million in the second quarter last year. In 2007, the cash inflow related primarily to EverQ and prepayments from EverQ to REC Silicon of NOK 165 million.

Net cash flow from operating activities decreased in the first half year 2008 compared to 2007, primarily due to increased payments of income taxes, lower interest income and payments on derivatives. This was partially offset by changes in other balance sheet items (payables etc). Increased cash payments for investing activities were primarily due to expansion projects. Cash payments from financing activities in the first half year of 2008 and 2007 primarily related to instalments in REC ASA and EverQ. In 2007, cash inflows primarily related to EverQ and prepayments from EverQ to REC Silicon.

The net debt position was NOK 0.2 billion at June 30, 2008. In previous quarters subsequent to the IPO in May 2006, REC had a net cash position. The change from March 31, 2008 was NOK 1.8 billion and NOK 3.2 billion from year end 2007. These figures exclude restricted bank accounts and prepayments from EverQ. At June 30, 2007, the net cash position was NOK 4.5 billion, on an adjusted basis.

In June 2008, REC signed a mandate with five banks for a fully underwritten credit facility, for the investment in Singapore, covering new bank loans and guarantees of NOK 10 billion in total at market terms.

REC's other available committed credit facilities were unchanged at NOK 3.9 billion.

CONTRACTUAL COMMITMENTS

Please refer to note 29 to the consolidated annual financial statements for 2007 that provided estimates on distribution of contractually obligated future payments. At June 30, 2008, excluding the Singapore investments the estimated contractual purchase obligations for purchase of goods and services amounted to NOK 7.8 billion and total investment in property, plant and equipment (capex) NOK 3.1 billion. Of the total of NOK 10.9 billion, NOK 3.1 billion is estimated to be paid in the second half year of 2008. In addition, REC has estimated approved but not committed capex (excluding Singapore) to NOK 3.2 billion, of which NOK 1.1 billion is estimated to be paid in the second half of 2008.

The Singapore investment is discussed above in this report. Of the estimated future capex of NOK 13 billion, NOK 1.1 billion was committed as of June 30, 2008. In addition, REC had entered into contractual purchase obligations for purchase of goods and services of NOK 0.9 billion.

ORGANIZATIONAL DEVELOPMENTS

The REC Group continues to increase capacity across all its business segments. The total number of employees increased to approximately 2,150 people by the end of the second quarter, an increase of approximately 280 during the quarter and an increase of approximately 350 and 650 from the beginning of the year and the end of the second quarter 2007, respectively.

In the beginning of July, Kristine Ryssdal was employed as Head of the REC Group's legal function, and she also becomes a member of the REC Group Management Team.

PRINCIPAL RISKS AND UNCERTAINTIES FOR THE SECOND HALF YEAR 2008

Please also refer to risk factors as described in REC's Annual Report for 2007.

As described in the Annual Report for 2007, the photovoltaic solar market still remains dependent on incentive structures and subsidies. As described in the market chapter above, policies regarding such support arrangements are being redefined in several major markets. However, the effect of potential changes on REC's financials in the second half 2008 are likely to be small, as changes mainly relate to feed-in tariff structures from 2009 onwards.

The main operational risk factor for the REC Group in the second half year 2008 is related to project execution and ramp-ups in all three business segments. See description above in the chapter Operational review - Expansion projects under execution. Delays in the estimated production and ramp-up plans will negatively affect the financial results. For REC Silicon, potentially reduced polysilicon production from the start-up of the new plant for production of granulated polysilicon, a new technology not previously operated by REC commercially, could also negatively affect supplies to REC Wafer, and thus the wafer production.

Please refer to the consolidated annual financial statements for 2007 for descriptions of REC's financial risk management and currency sensitivity estimates, especially notes 3 and 31. Currency developments in the second half 2008 will affect translation of profit and loss and balance sheet items of foreign entities. It will also affect other financial items in foreign currencies, including receivables, debt and derivatives.

REC has significant future capital expenditures and committed purchase obligations. These are expected to be funded through cash reserve, own cash flow and committed loan facilities. Half of the NOK 10 billion in loans and guarantees for the Singapore investment will be syndicated. This syndication was initiated in August and is expected to be closed during the third quarter.

TRANSACTIONS WITH CLOSELY RELATED PARTIES

REC Group has not identified any significant related parties' transactions that have a material effect on financial position or results for the REC Group for the period. For the first half year of 2008, the nature of related parties transactions have been as described in note 32 to the consolidated annual financial statements for 2007. At the end of June 2008, REC ASA provided additional shareholder's loan to EverQ by EUR 11.65 million, due to be repaid at year-end 2009.

The Annual General Meeting of REC on May 19, 2008 approved a stock option program for REC executives, key leaders and employees. As of June 30, 2008, a total of 618,010 options had been granted under this program, of which 192,055 to the Group Management. The fair values of the options were preliminary estimated in aggregate to NOK 19.3 million, of which NOK 6.6 million for the Group Management. The stock option program has a limitation on the maximum potential profit per employee resulting from the exercising of the options (profit cap), which has contributed to a significant reduction in estimated fair value compared to options without such a profit cap.

OUTLOOK

Due to somewhat lower than expected production in the first half 2008, REC Silicon adjusts its target for polysilicon production to approximately 6,600 MT in 2008. REC Wafer reiterates its full-year production target of approximately 630 MW, despite lower polysilicon availability and the increased operational risk associated with that. REC Solar reiterates its target production of 145 MW cells and slightly reduces the module production target from 95 MW to 90 MW of modules.

The third quarter will be negatively affected by the scheduled four week summer stop in REC Wafer and a maintenance shutdown of up to two weeks in the Butte facility. Production targets for the third quarter 2008 are 1,600 MT of polysilicon production, 130 MW of ingots and wafers, 40 MW of cells and 20 MW of modules.

Inventory was extraordinarily low throughout REC at the end of the second quarter. To reduce the operational risk and support continued growth, REC will seek to increase inventory levels going forward. However, it is unrealistic that this target will be achieved in the short term.

Due to somewhat higher prices than originally expected, REC maintains its overall forecast for a revenue growth of 25 percent from 2007 to 2008. Furthermore, REC Solar reiterates its full-year revenue forecast of NOK 2.7-2.85 billion.

The bulk of production increases from 2007 to 2008 will come from expansion projects, and the growth is expected to entail increased expansion costs as well as higher R&D costs. The total estimate for expansion costs in 2008 remains at NOK 500 million, split between approximately NOK 200 million in REC Silicon, NOK 200 million in REC Wafer, NOK 50 million in REC Solar and NOK 50 million in REC ASA (including Site Services in Singapore).

For the full-year 2008, R&D expenditures are expected to more than double from 2007, but not to fully reach the 300 MNOK previously announced.

STATEMENTS

BASIS OF PREPARATION

The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

These consolidated financial statements have been approved for issue by the Board of Directors and the Chief Executive Officer on August 11, 2008.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate report for the first quarter 2008 for more information. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2007. The consolidated financial statements for 2007 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2007. The consolidated financial statements of the REC Group for 2007 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for the first half year 2008. Changes in Verdipapirhandelloven (Securities Trading Act) regarding half year reporting was implemented with effect from this first half report 2008.

The following new standards, amendments and interpretations to existing standards have been published subsequent to the approval for issue by the Board of Directors of the 2007 consolidated financial statements.

(I) THOSE THAT ARE EXPECTED TO HAVE AN EFFECT ON THE REC GROUP'S FINANCIAL STATEMENTS IN THE FUTURE ARE:

- *Improvements to IFRSs.* The REC Group's preliminary evaluation is that the potential impacts of these Improvements to IFRSs are limited, and primarily relates to classification of derivatives. The REC Group has classified all its derivatives as short-term. According to the amendments a financial asset or liability that is not held for trading purposes, such as a derivative that is not a financial guarantee contract or a designated hedging instrument, should be presented as short-term or long-term on the basis of its settlement date. This amendment shall apply for annual periods beginning on or after 1 January 2009. Earlier application is permitted. It was not approved by the EU Commission as of August 11, 2008. The REC Group has not decided if it will implement the amendments early.

- IFRIC 16 *Hedges of a Net Investment in a Foreign Operation.* The REC Group has not used hedge accounting for net investments to date and IFRIC 16 is not expected to affect accounting in previous periods for the REC Group. The Interpretation is effective for annual periods beginning on or after October 1, 2008. Earlier application is permitted. It was not approved by the EU Commission as of August 11, 2008. The REC Group has not decided if it will implement the amendments early.

- *Eligible Hedged Items* (an amendment to IAS 39 *Financial Instruments: Recognition and Measurement).* The REC Group has not determined if the amendment will affect the REC Group's Financial Statements and has not decided if it will implement the amendments early.

Entities are required to apply the amendment retrospectively for annual periods beginning on or after July 1, 2009, with earlier application permitted. It was not approved by the EU Commission as of August 11, 2008.

(II) THOSE THAT ARE NOT EXPECTED TO AFFECT THE REC GROUP'S FINANCIAL STATEMENTS IN THE FUTURE ARE:

- Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements.

- IFRIC 15 Agreements for the Construction of Real Estate.

ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2007.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2007, that also make references to the Report from the Board of Directors and the notes to the financial statements.

STATEMENT BY THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

The Board of Directors and the Chief Executive Officer have today considered and approved the condensed financial statements for the first half year of 2008 and the information in the financial review that is relevant for the first half year 2008 (together "the first half year 2008 report").

The first half year 2008 report has been prepared in accordance with IAS 34 as adopted by the EU and additional disclosure requirements for the first half year report as stated in the Norwegian Verdipapirhandellov (Securities Trading Act).

We confirm that, to the best of our knowledge, the condensed set of financial statements for the first half year of 2008 gives a true and fair view of the REC Group's consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge the financial review includes a fair review of important events in the period and their effects on the condensed set of financial statements for the first half year 2008, together with a description of the principal risks and uncertainties for the REC Group for the remaining months of the financial year as well as related parties significant transactions that have a material effect on financial position or results for the REC Group for the period.

Sandvika, August 11, 2008

Board of Directors

Ole Enger
Chairman of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Tore Schiøtz
Vice Chairman of the Board

Roar Engeland
Member of the Board

Susanne Elise Munch Thore
Member of the Board

Line Geheb
Member of the Board

Inger Johanne Solhaug
Member of the Board

Rolf B. Nilsen
Member of the Board

Christian Berg
Member of the Board

Mona Stensvik
Member of the Board

Jørn Mobæk
Member of the Board

Unni Kristiansen
Member of the Board

Erik Thorsen
President and CEO

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q2 2008	Q2 2007*	JUN 30 2008	JUN 30 2007*	DEC 31 2007
Revenues	2 121 419	1 672 508	3 892 167	3 288 498	6 642 043
Cost of materials	-418 021	-339 912	-823 368	-619 597	-1 310 700
Changes in inventories	-86 305	20 772	-32 858	27 862	38 180
Employee benefit expenses	-363 231	-257 103	-694 556	-482 739	-1 033 432
Other operating expenses	-364 466	-284 430	-709 997	-533 134	-1 163 819
EBITDA	889 396	811 835	1 631 388	1 680 890	3 172 272
Depreciation	-152 390	-106 936	-305 490	-217 741	-481 997
Amortization	-9 850	-24 834	-19 735	-44 349	-91 725
Impairment	-10 822	-1 114	-11 086	-2 654	-10 859
EBIT	716 334	678 951	1 295 077	1 416 146	2 587 691
Share of loss of associates	-1 161	-6 359	-3 400	-12 204	-45 465
Financial income	60 749	90 820	125 971	164 514	314 639
Net financial expenses	-12 097	-15 417	-12 097	-38 609	-63 563
Net currency gains/losses	-27 137	-77 614	-114 230	-80 129	-345 737
Net gains/losses derivatives	-28 221	494	-255 454	-144 576	-470 218
Net financial items	-7 867	-8 076	-259 210	-111 004	-610 344
Profit/loss before tax	708 467	670 875	1 035 867	1 305 142	1 977 347
Income tax expense/benefit	-212 776	-205 290	-329 633	-411 992	-643 994
Profit/loss for the period	495 691	465 585	706 234	893 150	1 333 353
Attributale to:					
Minority interests	-4	0	-4	0	-106
Equity holders of REC ASA	495 695	465 585	706 238	893 150	1 333 459
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)					
- basic	1,00	0,94	1,43	1,81	2,70
- diluted	1,00	0,94	1,43	1,81	2,70

* Embedded derivatives in financial items have been adjusted compared to the reports published for first three quarters of 2007. This also affected profit before and after tax and earnings per share. See the fourth quarter report for 2007 for more details.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	JUN 30 2008	MAR 31 2008	JUN 30 2007	DEC 31 2007
ASSETS				
Non-current assets				
Goodwill	786 239	787 862	771 320	799 456
Other intangible assets	314 276	256 737	244 019	256 359
Intangible assets	1 100 515	1 044 599	1 015 339	1 055 815
Land and buildings	1 297 716	1 297 926	1 017 095	1 330 940
Machinery and equipment	3 116 734	3 147 796	2 703 528	3 151 642
Other tangible assets	115 098	112 397	107 799	112 695
Assets under construction	6 677 844	4 444 566	1 641 261	3 039 626
Property, plant and equipment	11 207 392	9 002 685	5 469 683	7 634 903
Prepaid capex	725 181	978 839	0	909 654
Investments in associates	205 970	0	38 380	8 548
Investments in shares	10 771	11 068	1 237	1 237
Other non-current receivables	367 871	184 970	185 374	180 194
Restricted bank accounts*	312 665	321 072	399 660	340 774
Financial assets	897 277	517 110	624 651	530 754
Deferred tax assets	252 141	284 806	12 211	230 758
Total non-current assets	14 182 506	11 828 039	7 121 884	10 361 884
Current assets				
Inventories	796 022	770 625	513 525	655 165
Trade and other receivables	1 328 211	1 104 427	1 483 961	1 019 802
Derivatives	113 526	110 847	108 039	92 918
Restricted bank accounts*	31 246	21 925	0	20 671
Cash and cash equivalents*	2 360 961	4 073 711	7 052 378	5 794 897
Total current assets	4 629 966	6 081 535	9 157 903	7 583 453
Total assets	18 812 472	17 909 574	16 279 787	17 945 336

*At June 30 2007 non-current restricted bank accounts has been reclassified from current cash and cash equivalents.

(NOK IN THOUSAND)	JUN 30 2008	MAR 31 2008	JUN 30 2007	DEC 31 2007
EQUITY & LIABILITIES				
Shareholders' equity				
Share capital	494 315	494 315	494 315	494 315
Share premium and other paid in capital	8 548 841	8 548 841	8 548 840	8 548 841
Paid-in capital	9 043 156	9 043 156	9 043 155	9 043 156
Other equity and retained earnings	2 585 657	2 563 175	1 548 978	1 380 097
Profit/loss for the period	706 238	210 543	893 150	1 333 459
Other equity and retained earnings	3 291 895	2 773 718	2 442 128	2 713 556
Minority interests	286	307	0	346
Total shareholders' equity	12 335 337	11 817 180	11 485 283	11 757 058
Non-current liabilities				
Retirement benefit obligations	118 865	119 436	98 806	116 200
Deferred tax liabilities	285 679	292 681	250 593	310 320
Non-current financial liabilities, interest bearing	2 011 271	2 022 951	2 811 181	2 312 593
Non-current prepayments, interest bearing	312 569	310 940	0	326 554
Provisions and other non-interest bearing liabilities	100 855	116 697	201 227	116 871
Total non-current liabilities	2 829 239	2 862 705	3 361 807	3 182 538
Current liabilities				
Trade payables and other liabilities	1 781 262	1 260 182	682 399	1 334 985
Current tax liabilities	373 416	494 243	441 226	480 413
Derivatives	915 576	956 183	231 078	706 363
Current financial liabilities interest bearing	577 642	519 081	77 994	483 979
Total current liabilities	3 647 896	3 229 689	1 432 697	3 005 740
Total liabilities	6 477 135	6 092 394	4 794 504	6 188 278
Total equity and liabilities	18 812 472	17 909 574	16 279 787	17 945 336

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
JUNE 30, 2008								
At January 1, 2008	−340 065	64 207	−33 174	−22 489	234 256	−49 918	1 789 517	1 642 334
Currency translation differences	−140 804	12 952	0	0	0	0	0	−127 852
Cash flow hedges								
− valuation gain/losses taken to equity	0	4 590	0	−16 125	0	0	0	−11 535
− transferred to profit/loss for the period *	0	−4 231	0	15 110	0	0	0	10 879
Total income and expense recognized directly in equity	−140 804	13 311	0	−1 015	0	0	0	−128 508
Profit for the period	0	0	0	0	0	0	706 234	706 234
Total income and expense in the period	−140 804	13 311	0	−1 015	0	0	706 234	577 726
At June 30, 2008	−480 869	77 518	−33 174	−23 504	234 256	−49 918	2 495 751	2 220 060
In the period								
To REC ASA shareholders	−140 748	13 311	0	−1 015	0	0	706 238	577 786
Minority interest	−56	0	0	0	0	0	−4	−60
Total change in period	−140 804	13 311	0	−1 015	0	0	706 234	577 726
JUNE 30, 2007								
At January 1, 2007	−8 413	58 285	−24 557	−121 158	210 934	−49 918	456 164	521 337
Currency translation differences	−140 402	13 787	0	0	0	0	0	−126 615
Cash flow hedges								
− valuation gain/losses taken to equity	0	−31 240	0	111 570	0	0	0	80 330
− transferred to profit/loss for the period *	0	−1 095	0	3 911	0	0		2 816
Total income and expense recognized directly in equity	−140 402	−18 548	0	115 481	0	0	0	−43 469
Profit for the period	0	0	0	0	0	0	893 150	893 150
Total income and expense in the period	−140 402	−18 548	0	115 481	0	0	893 150	849 681
At June 30, 2007	−148 815	39 737	−24 557	−5 677	210 934	−49 918	1 349 314	1 371 018
YEAR 2007								
At January 1, 2007	−8 413	58 285	−24 557	−121 158	210 934	−49 918	456 164	521 337
Currency translation differences	−331 652	33 089	0	0	0	0	0	−298 563
Actuarial gain/loss on defined benefit pension schemes	0	480	−8 617	0	0	0	0	−8 137
Effect of EverQ acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges								0
− valuation gain/losses taken to equity	0	−30 139	0	107 569	0	0	0	77 430
− transferred to profit/loss for the period *	0	2 492	0	−8 900	0	0	0	−6 408
Total income and expense recognized directly in equity	−331 652	5 922	−8 617	98 669	23 322	0	0	−212 356
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total income and expense in the period	−331 652	5 922	−8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	−340 065	64 207	−33 174	−22 489	234 256	−49 918	1 789 517	1 642 334

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the income statement**

(NOK IN THOUSAND)	First half 2008	First half 2007	Year 2007
Revenues	5 671	5 837	34 987
Cost of materials	-20 781	-9 748	-26 087
Total	-15 110	-3 911	8 900

EQUITY
REC GROUP

(NOK IN THOUSAND)	Attributable to equity holders of REC ASA: Total paid in capital	Other equity	Recognized income & expense	Total	Minority interest	Total equity
JUNE 30, 2008						
At January 1, 2008	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058
Equity share option plan	0	552	0	552	0	552
Total recognized income and expense	0	0	577 786	577 786	-60	577 726
At June 30, 2008	9 043 156	1 071 662	2 220 235	12 335 051	286	12 335 337
JUNE 30, 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Total recognized income and expense	0	0	849 681	849 681	0	849 681
At June 30, 2007	9 043 155	1 071 110	1 371 018	11 485 283	0	11 485 283
YEAR 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	Q2 2008	Q2 2007**	JUN 30 2008	JUN 30 2007**	DEC 31 2007
Cash flows from operating activities					
Profit/loss before tax	708 467	670 875	1 035 867	1 305 142	1 977 347
Income taxes paid	-320 974	-61 882	-448 133	-61 834	-365 020
Depreciation, amortization and impairment	173 062	132 884	336 312	264 744	584 581
Associated companies	1 161	6 357	3 400	12 202	45 463
Changes in receivable and prepayments	-210 835	1 250	-273 462	-209 494	-130 187
Changes in inventories	-28 464	-15 838	-151 142	-16 103	-172 798
Changes in payables and prepaid expenses	127 275	-28 045	113 493	-111 582	115 421
Changes in derivatives	-1 412	-3 985	187 285	137 304	606 124
Currency effects not operating activities	26 627	19 968	115 942	74 341	369 342
Other items	25 699	53 634	48 196	14 113	24 841
Net cash flows from operating activities	500 606	775 217	967 758	1 408 832	3 055 114
Cash flows from investing activities					
Net change in shares, finance receivables and restricted cash	-395 970	-75 930	-398 421	-161 540	-171 458
Proceeds from sale of property, plant and equipment and intangible assets	85	5 133	138	5 133	2 360
Payments for property, plant and equipment and intangible assets	-1 834 460	-1 033 477	-3 804 718	-1 598 974	-4 301 550
Proceeds from investment grants	0	-88	0	23 599	45 825
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased	0	0	0	0	-28 369
Net cash flows from investing activities	-2 230 345	-1 104 363	-4 203 001	-1 731 782	-4 453 192
Cash flows from financing activities					
Repayment of equity	0	-916	0	-916	-916
Repayment of borrowings	-24 225	-25 096	-221 761	-273 603	-343 400
Proceeds from borrowings	65 146	409 641	65 146	472 016	598 735
Net cash flows from financing activities	40 921	383 629	-156 615	197 497	254 419
Effect on cash and cash equivalents of changes in foreign exchange rates	-23 931	-83 744	-42 076	-97 717	-336 991
Net increase/decrease in cash and cash equivalents	-1 712 749	-29 261	-3 433 934	-223 170	-1 480 651
Cash and cash equivalents at beginning of the period*	4 073 711	7 081 639	5 794 897	7 275 548	7 275 548
Cash and cash equivalents at the end of the period*	2 360 961	7 052 378	2 360 961	7 052 378	5 794 897

*Compared to the quarterly report for the second quarter 2007, restricted bank accounts have been reclassified and is no longer part of cash and cash equivalents.
**Compared to the quarterly report for the second quarter 2007, prepayments from EverQ to SGS has been reclassified in the cash flow statement. This has affected reported cash flows from investing and financing activities, net decrease in cash and cash equivalents as well as cash and cash equivalents at the end of the period.

SEGMENT INFORMATION
SECOND QUARTER

(NOK IN MILLION)	Revenues 2008	2007	Growth	of which external 2008	2007	Growth
REC Silicon	630	627	0 %	383	311	23 %
REC Wafer	1 260	1 131	11 %	948	1 007	-6 %
REC Solar	636	292	118 %	635	292	118 %
Other Operations	161	71	nm	156	63	nm
Eliminations	-566	-448	nm	0	0	nm
Total	2 121	1 673	27 %	2 121	1 673	27 %

(NOK IN MILLION)	EBITDA 2008	Margin	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	307	49 %	326	52 %	256	41 %	282	45 %
REC Wafer	519	41 %	485	43 %	442	35 %	422	37 %
REC Solar	44	7 %	54	19 %	9	1 %	43	15 %
Other Operations	-9	nm	-28	nm	-19	nm	-45	nm
Eliminations	28	nm	-24	nm	28	nm	-24	nm
Total	889	42 %	812	49 %	716	34 %	679	41 %

FIRST HALF-YEAR

(NOK IN MILLION)	Revenues 2008	2007	Growth	of which external 2008	2007	Growth
REC Silicon	1 282	1 262	2 %	730	653	12 %
REC Wafer	2 469	2 148	15 %	1 887	1 915	-1 %
REC Solar	976	601	63 %	974	601	62 %
Other Operations	319	133	nm	301	120	nm
Eliminations	-1 154	-855	nm	0	0	nm
Total	3 892	3 288	18 %	3 892	3 288	18 %

(NOK IN MILLION)	EBITDA 2008	Margin	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	626	49 %	690	55 %	534	42 %	603	48 %
REC Wafer	1 012	41 %	955	44 %	856	35 %	832	39 %
REC Solar	64	7 %	141	23 %	-2	0 %	120	20 %
Other Operations	-14	nm	-42	nm	-36	nm	-75	nm
Eliminations	-56	nm	-63	nm	-56	nm	-63	nm
Total	1 631	42 %	1 681	51 %	1 295	33 %	1 416	43 %

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q1 2007*	Q2 2007*	Q3 2007*	Q4 2007	Q1 2008	Q1 2008
Revenues	1 616	1 673	1 480	1 874	1 771	2 121
EBITDA	869	812	643	848	742	889
EBITDA – margin	54 %	49 %	43 %	45 %	42 %	42 %
EBIT	737	679	495	677	579	716
EBIT – margin	46 %	41 %	33 %	36 %	33 %	34 %
Net financial items	-103	-8	-438	-61	-251	-8
Profit/loss before tax	634	671	57	616	327	708
Earnings per share, basic and diluted, in NOK	0,86	0,94	0,05	0,84	0,43	1,00
Expansion costs	7	25	66	55	82	93
Adjusted EBITDA	876	837	709	903	824	982
Adjusted EBITDA – margin	54 %	50 %	48 %	48 %	47 %	46 %

* The first three quarters of 2007 have been restated due to reclassification of embedded derivaties.

QUARTERLY INFORMATION – REC SILICON

(NOK IN MILLION)	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008*
Revenues	635	627	597	637	652	630
EBITDA	364	326	304	352	319	307
EBITDA – margin	57 %	52 %	51 %	55 %	49 %	49 %
Expansion costs	3	8	41	17	50	45
Adjusted EBITDA	367	334	345	369	369	351
Adjusted EBITDA – margin	58 %	53 %	58 %	58 %	57 %	56 %
Polysilicon production in MT**	1 396	1 443	1 514	1 428	1 544	1 452
Polysilicon sale in MT	1 407	1 454	1 408	1 429	1 588	1 474
Silane gas sale in MT	348	312	352	340	378	448

*Polysilicon production in Q2 2008 includes 70 MT of granular "starter-bed" material, not for sale.
**Quarterly distribution of polysilicon production for 2007 has been adjusted. Total 2007 production unchanged.

QUARTERLY INFORMATION – REC WAFER

(NOK IN MILLION)	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008
Revenues	1 017	1 131	987	1 225	1 209	1 260
EBITDA	470	485	359	499	492	519
EBITDA – margin	46 %	43 %	36 %	41 %	41 %	41 %
Expansion costs	0	0	2	7	13	25
Adjusted EBITDA	470	485	361	506	505	544
Adjusted EBITDA – margin	46 %	43 %	37 %	41 %	42 %	43 %
Wafer production in MW (at 15,0% cell efficiency)	109	121	106	132	137	140
Mono ingot production in MW (at 20,0% cell efficiency)	9	10	10	9	9	11
Total production in MW	118	131	116	141	146	151
Wafer sale in MW (at 15,0% cell efficiency)	108	120	106	131	136	139
Mono ingot sale in MW (at 20,0% cell efficiency)	9	10	10	9	9	11
Total sale in MW	117	130	116	140	145	150

QUARTERLY INFORMATION – REC SOLAR

(NOK IN MILLION)	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008
Revenues	309	292	208	308	340	636
EBITDA	87	54	25	5	20	44
EBITDA – margin	28 %	19 %	12 %	2 %	6 %	7 %
Expansion costs	3	10	14	25	17	20
Adjusted EBITDA	90	64	39	30	37	64
Adjusted EBITDA – margin	29 %	22 %	19 %	10 %	11 %	10 %
Cell production in MW	11	12	12	12	15	31
Module production in MW	11	11	9	11	14	20
Cell sale in MW	11	11	12	13	15	31
Module sale in MW	11	12	8	11	13	20

FINANCIAL EFFECTS EMBEDDED DERIVATIVES
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

	Accumulated 2007				Accumulated 2008	
(NOK IN THOUSAND)	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31	JUN 30
EBITDA	0	0	0	28 177	21 612	52 689
Net financial items	−147 478	−193 007	−587 179	−642 032	−225 532	−280 880
Income tax expense/benefit	41 294	54 042	164 410	171 879	57 098	63 893
Profit/loss for the period	−106 184	−138 965	−422 769	−441 976	−146 822	−164 297
Earnings per share	−0,21	−0,28	−0,86	−0,89	−0,30	−0,33

	Per quarter 2007				Per quarter 2008	
(NOK IN THOUSAND)	Q1	Q2	Q3	Q4	Q1	Q2
EBITDA	0	0	0	28 177	21 612	31 077
Net financial items	−147 478	−45 529	−394 172	−54 853	−225 532	−55 348
Income tax expense/benefit	41 294	12 748	110 368	7 469	57 098	6 796
Profit/loss for the period	−106 184	−32 781	−283 804	−19 207	−146 822	−17 475
Earnings per share	−0,21	−0,07	−0,57	−0,04	−0,30	−0,04

See "financial items" for a description of embedded derivatives.

Constant currency

Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and EverQ (Germany) from their functional currencies to NOK. The exchange rates for the second quarter and the first half of 2007 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 2,150 people (excluding EverQ). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 907 56 685

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 907 44 949



REC is a significant player in the international solar energy industry; well positioned both upstream and downstream in the industry value chain.

REC Silicon

REC Wafer

REC Solar



REC

Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

5 Press Release: REC ASA – Quebec Chosen for Future Silicon Expansions.

MeldingsID: 217145	
Innsendt dato:	25.08.2008 15:54
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	AVTALER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Quebec chosen for future silicon expansions

Meldingstekst:

Sandvika, August 25, 2008: Renewable Energy Corporation ASA (REC) is pleased to announce Bécancour, Quebec as the site of choice for the next phase of silicon materials expansions. The site will be developed in stages and could potentially hold four production units similar in size of the factory currently under completion in Moses Lake, Washington, USA.

REC has today decided to establish its next silicon materials manufacturing expansion in Bécancour, Canada and has simultaneously signed agreements with Hydro Quebec, and Société du Parc industriel et portuaire de Bécancour. The agreements outline both the terms and conditions related to the development of a new production site and other commercial conditions.

"The development of this site will enable us to continue expansion of our silicon business in the most cost efficient manner and will consequently support REC's further growth downstream as well as our ambitious long-term cost target", says Erik Thorsen, President & CEO of REC.

The decision on Bécancour was made after a comprehensive 17 months' process involving screening of more than 100 possible locations in 16 countries, followed by due diligence of close to 40 of them and finally negotiations with a few sites.

As the production of polysilicon is relatively energy intensive, one important reason for selecting Bécancour has been access to stable electricity supply based on long-term, predictable pricing.
Additionally, REC is committed to limit the environmental impact of producing solar cells and panels, and therefore prefers electricity supply based on (non-carbon based) renewable energy sources.

As part of the arrangement with the Government of Quebec, REC will have a long term power contract with Hydro Quebec at a competitive industrial rate. The 20 year power contract will provide REC with long-term, clean, renewable power at a predictable cost in addition to other benefits offered by the world-class Société du Parc industriel et portuaire de Bécancour (SPIB). The agreement further assumes that total investments at the SPIB will exceed USD 1.2 billion and that the total number of employees will exceed 300 people.

REC intends to build future production capacities leveraging its latest technology including more advanced versions of the low cost, proprietary polycrystalline silicon deposition process based on fluidized bed reactors. Pre-engineering for the new plant will be concluded within the next six months, after which the decision on the definite size of the investment will be made. Current plans call for the site to be developed in several stages with total potential of four production units similar in size of the factory currently under completion in Moses Lake, Washington, USA. Total capacity will be brought on line in accordance with customer

agreements and market
conditions. Construction is anticipated to start in 2010 with Phase I
production capacity available in 2012.

"We are pleased to select Bécancour as the preferred site for future
silicon materials expansions. We look forward to a long and
industrious relationship between REC and the people of Quebec. During
the site selection and negotiation process, the Government of Quebec,
particularly Investissement Quebec, has proven to be welcoming and
encouraging. We also see great potential in the workforce and
complimentary industries in the area", says EVP Silicon, Gøran Bye.

In connection with this decision, the Premier of Quebec, Jean
Charest, and REC will together host a press conference in connection
with the announcement "Quebec chosen for future silicon expansions".
The press conference will partly be held in French and English.

The event takes place at 20:00 hrs Norwegian time/CET at the Société
du Parc industriel et portuaire de Bécancour, 1000, boul.
Arthur-Sicard, Salle 101, Bécancour, Quebec, Canada.

Further, it will be possible to listen to the press conference and
participate in a question and answer session through a conference
call. Please use one of the following numbers (conference ID,
7996421) and make sure to dial in at least 5 minutes ahead of time to
finalize your registration:

USA and Canada free call: 1-866-753-3210
International dial in: 1-514-392-3209

For more information, please contact;
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's

largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

6 **Press Release: REC ASA – Scope Change to Further Pursue Silane Gas Market.**

MeldingsID: 219271

Innsendt dato:	25.09.2008 07:03
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Scope change to further pursue silane gas market

Meldingstekst:

Sandvika, September 24, 2008: REC has decided to change the scope of the new expansion project ("Plant IV") initially announced in April 2007. The decision was mainly driven by the favorable market conditions for silane gas and the internal need for silicon based on the final scope of the Singapore Phase I expansion. Additional silane volume will enable REC to potentially double the allocation to the merchant market by adding around 2,300 MT annually, while still securing all internal and external polysilicon commitments.

Over the last number of quarters, the improved attractiveness of the silane gas market has become more evident. From a market primarily driven by the demand from integrated circuits and flat panel displays, the market share of photovoltaics has increased fast and is expected to set the pace for future growth. In this segment, silane gas has historically mainly been used in the production of traditional wafer-based solar cells, but will in the future increasingly be influenced by the development in crystalline based

thin-film market (i.e. amorphous- and tandem micro crystalline/amorphous-silicon). Further confirmation of this development was made in June 2008 when REC secured long-term agreements for the supply of silane gas to major gas distributors worth close to USD 1 billion (~NOK 5.5 billion), average sales price under these contracts was around 15% higher than current.

"This scope change makes a lot of sense - not only from a pure financial perspective, but also ensures improved product hedging as well as positions REC to potentially take advantage of future opportunities within thin-film, all while supporting a fast growth of REC's silicon wafer based technology platform", says Erik Thorsen, President & CEO of REC.

The scope change will allow an additional 2,300 MT availability of silane gas per annum that can be allocated to the fast growing merchant market for silane gas. On the other hand, this change will reduce the polysilicon production from approximately 6,000 MT in the original investment case to approximately 4,000 MT per annum. The 2,000 MT reductions is justified based on the final scope of the Singapore Phase I expansion announced in June 2008.

"We are today, and will remain for the foreseeable future, the largest producer of silane gas in the world. This decision will additionally enable us to maintain our position as the leading marketer to the merchant market of silane gas", says Erik Thorsen further.

The new scope and expected cost increases in the project has triggered additional investments of close to USD 200 million, which includes additional silane loading bays, additional intermediate storage tanks for liquid silane and general utilities. An additional necessary investment decision to comply with

new and stricter environmental requirements will add investments of 50 MUSD. A project reserve of 30 MUSD is included in the total amount.

As previously communicated, in conjunction with the first and second quarter release, most cost elements related to procurement and construction of Plant IV are expected to face similar price escalations as for the ongoing expansion project ("Plant III"). In total, including scope changes, cost escalations, investments to comply with new environmental regulations and a project reserve, total investments will end at approximately USD 750 million compared with the original budget of USD 485 million. This is only somewhat higher than what is already expected based on the cost escalations announced earlier this year.

The estimated net present value of Plant IV has improved by around 20 percent despite the higher levels of investments. The main contributor to this development has been the improved third-party prices realized in later periods compared to the original business case, especially on silane gas. As the revised scope still will fully support all expansions further downstream in REC Wafer and REC Solar with the necessary raw materials, the improved returns would therefore also positively affect the REC Group overall. The additional investment will be covered by existing available financing.

For more information, please contact;
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar

modules and engage in
project development activities in selected
segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642
million and an operating
profit of NOK 2,588 million. Please also see
www.recgroup.com.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

7 **Press Release: REC ASA – Secures NOK 2.6 Billion Wafer Sales Contract.**

MeldingsID: 219272

Innsendt dato:	25.09.2008 07:06
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	AVTALER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Secures a NOK 2.6 billion wafer sales contract
Meldingstekst:	

Sandvika, September 24, 2008: REC has entered into a new long-term agreement for supply of multi-crystalline silicon wafers to Neo Solar Power. Under the agreement, REC will until 2015 deliver wafers worth more than USD 450 million (~NOK 2.6 billion).

REC has signed a long-term agreement with Neo Solar Power in Taiwan for the supply of wafers. The agreement, which runs until 2015, is structured as a take-or-pay contract which pre-determined prices and volumes for the entire contract period. The contract has an approximate value of more than USD 450 million (~NOK 2.6 billion).

"Including this latest contract, most of our wafer production for 2010 has now been sold. This should give us a relatively good visibility on revenues and earnings going forward", says Erik Thorsen, President & CEO.

The deliveries will start with limited volumes in 2nd half of 2009 and increase over the contract period. Prices and other commercial terms are in line with previously signed contracts, including the

security of a bank guarantee covering a significant part of the contract volume. Prices are predetermined to go down over time and will depend on the customer's ability to utilize thinner wafers.

"Securing long-term agreements with leading solar cell producers is in line with our corporate strategy, we are proud to include Neo Solar Power in our customer portfolio", says Ingelise Arntsen EVP of REC Wafer.

For further information please contact:
Erik Thorsen, President & CEO; +47 907 56 685
Jon André Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com.

8 **Press Release: REC ASA – Presentation of Third Quarter 2008.**

MeldingsID: 220425	
Innsendt dato:	14.10.2008 06:31
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the Third Quarter 2008

Meldingstekst:

Morning program:
REC will release its third quarter results for 2008 on Tuesday
October 21, 2008 just after 07:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC will give a
presentation and other members of the management team will also be
present. The presentation will take place at 08:00 hrs Norwegian
time/CET at the conference centre Oslo Konserthus, Munkedamsveien 14,
0250 Oslo (www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 7746948):

Norway free call: 800 19 640
UK free call: 0800 028 1299
USA free call: 1888 935 4577
International dial in: +44 (0)20 7806 1967

Afternoon program:
REC will further host an analyst conference call

with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement is originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

9 **Press Release: REC ASA – Secures a NOK 2.9 Billion Silicon Powder Contract.**

MeldingsID: 220946	
Innsendt dato:	20.10.2008 15:52
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	AVTALER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Secures a NOK 2.9 billion silicon powder contract
Meldingstekst:	

Sandvika, October 20, 2008. REC has entered into a long-term take-or-pay agreement for the supply of fine particulate silicon - or "silicon powder" - from the FBR-process. The contract has a value in excess of USD 500 million (~NOK 2.9 billion).

REC has entered into a long-term take-or-pay agreement with a PV-company based in Asia for the supply of fine particulate silicon from the FBR-process, so-called "silicon powder". Silicon powder has traditionally had low or negative value, due to storage and land-filling requirements. REC has developed technology to capture and package these fine silicon materials, which opens valuable commercial opportunities.

"This will enable us to increase the revenue and consequently the financial return on our latest polysilicon expansions, through the marketing of a product that REC presently does not intent to utilize internally", says Erik Thorsen, President & CEO of REC.

The contract has a value in excess of USD 500 million (~NOK 2.9

billion), and runs for seven years from 2009 through 2015. Prices and volumes are predetermined for the entire contract period, including clauses covering annual price adjustments in the case of cost escalations. Volumes delivered will start at a relatively low level and increase over time to approximately 1,500 MT per year. According to the agreement, REC Silicon will receive a prepayment fee of USD 65 million (~NOK 380 million) before the end of 2008. These "silicon powder"- volumes come in addition to already communicated volumes of prime material (i.e. FBR and Siemens prime).

For more information, please contact;
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

10 **Press Release: REC ASA – Third Quarter 2008.**

MeldingsID: 220959	
Innsendt dato:	21.10.2008 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Q3 2008 results.pdf
Tittel:	REC ASA - 3rd quarter 2008
Meldingstekst:	

Oslo, October 21, 2008: Renewable Energy Corporation ASA (REC) reported revenue of NOK 1,919 million in the third quarter 2008, an increase of 30 percent from NOK 1,480 million in the third quarter 2007. Revenues for the first nine months of 2008 were NOK 5,811, representing an increase of 22 percent.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 711 million in the third quarter 2008, an increase of 11 percent from NOK 643 million in the third quarter 2007. The EBITDA margin of 37 percent in the third quarter 2008 compares with 43 percent in the same quarter last year. Nine months over nine months, the EBITDA increased one percent from NOK 2,324 in 2007 to NOK 2,342 million in 2008.

Mainly due to higher production and revenues, operating profit (EBIT) increased by nine percent to NOK 537 million in the third quarter 2008, compared with NOK 495 million in the same quarter last year. The EBIT margin of 28 percent was a down from 33 percent in the third quarter last year. For the first three quarters of 2008, EBIT

declined four percent to NOK 1,833 million compared with NOK 1,911 million for the same period of 2007.

REC reported net financial items of NOK 1,224 million in the third quarter, including a positive effect of NOK 1,207 million on embedded derivatives. In the same quarter last year, net financial items were a negative NOK 438 million, including a loss on embedded derivatives of NOK 394 million.

Including these effects, profit before tax was NOK 1,761 million in the third quarter 2008, compared with NOK 57 million in the third quarter 2007. For the first three quarters of 2008 the profit before tax was NOK 2,797 million compared with NOK 1,362 in the same period 2007.

Earnings per share were NOK 2.52 in the third quarter 2008 and 3.95 year to date, compared with NOK 0.05 in the third quarter 2007 and 1.86 for the first nine months of 2007, on both a basic and diluted basis.

For more information, please see the attachments on www.newsweb.no
Morning program:
On the release day, Tuesday October 21, President and CEO Erik Thorsen of REC ASA will give a presentation and other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo (www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (conference ID, 7746948):

Norway free call: 800 196 40
UK free call: 0800 028 1299

USA free call: 1888 935 4577
International dial in: +44 (0)20 7806 1967

Afternoon program:
REC will further host an analyst conference call with possibilities for questions and answers later the same day at 15:00 CET. Please make sure to dial inn at least 5 minutes ahead of time to finalize your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be made available. To access, please dial +47 67 89 40 91 and use the following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and press 1 to play

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

11 **REC 2008 Third Quarter Report.**

MeldingsID: 220965	
Innsendt dato:	21.10.2008 07:46
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q3 2008.pdf
Tittel:	REC ASA - Third quarter 2008 - Presentation material
Meldingstekst:	

Enclosed is REC's interim results presentation for the third quarter
2008. The presentation will be held at 08:00 CET today at the Oslo
Konserthus (Oslo, Norway).

More details on today's program and the presentation will available
on REC's internet pages: www.recgroup.com

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is

solely responsible for the content of this announcement.



THIRD QUARTER 2008

October 21, 2008

AN INTEGRATED SOLAR ENERGY COMPANY

WE ARE DELIVERING ON OUR COMMITMENT TO ADDING CAPACITY WHILE MAINTAINING PROFITABLE GROWTH ACROSS THE VALUE CHAIN – EXECUTING A STRATEGY THAT WILL TAKE THE GROUP AND THE INDUSTRY TO THE NEXT LEVEL.

The challenge is solar viability. Every day, we are in pursuit of the technologies, processes, products and production levels that enhance solar competitiveness. This means cutting-edge technology backed by intensive R&D to pioneer advances. It means combining those advances with state-of-the-art facilities, committed employees, profitable growth and continual focus on lowering production costs.

HIGHLIGHTS

- Revenue growth of 30 percent
  - NOK 1,919 million versus NOK 1,480 million in the third quarter 2007
- EBITDA growth of 11 percent
  - NOK 711 million versus NOK 643 million in the third quarter 2007
  - EBITDA margin of 37 percent versus 43 percent in the third quarter 2007
  - Expansion cost of NOK 122 million versus NOK 66 million in the third quarter 2007
- EBIT growth of 9 percent
  - NOK 537 million versus NOK 495 million in the third quarter 2007
- Pre-tax profit of NOK 1,761 million including a NOK 1,207 million gain on embedded derivatives
- Signed NOK 8.5 billion worth of long-term wafer and silane gas contracts
- Signed a NOK 2.9 billion long-term contract for so-called "powder and fines" in October
- As per October end, long-term external contact portfolio worth more than NOK 60 billion in REC Silicon and REC Wafer through 2015
- Selected Bécancour, Canada for potential greenfield investments in polysilicon and silane gas capacity
- All expansion projects running as planned and financing is secured

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q3 2008	Q3 2007*	SEP 30 2008	SEP 30 2007*	DEC 31 2007	Q2 2008
Revenues	1 919	1 480	5 811	4 768	6 642	2 121
EBITDA	711	643	2 342	2 324	3 172	889
EBITDA – margin	37 %	43 %	40 %	49 %	48 %	42 %
EBIT	537	495	1 833	1 911	2 588	716
EBIT – margin	28 %	33 %	32 %	40 %	39 %	34 %
Net financial items	1 224	-438	965	-549	-610	-8
Profit/loss before tax	1 761	57	2 797	1 362	1 977	708
Earnings per share, basic and diluted, in NOK	2.52	0.05	3.95	1.86	2.70	1.00
Expansion costs	122	66	297	98	153	93
Adjusted EBITDA	834	709	2 639	2 422	3 325	982
Adjusted EBITDA – margin	43 %	48 %	45 %	51 %	50 %	46 %

*Financial items are adjusted for previous quarters of 2007, see "financial items" below. This also affected profit before tax and earnings per share.

REVENUES AND EBITDA

Revenue amounted to NOK 1,919 million in the third quarter, which was 30 percent above the third quarter 2007. Currency developments had a negative translation effect on revenues of NOK 35 million compared to the third quarter last year.

In the first nine months of 2008, revenue amounted to NOK 5,811 million, which was an increase of 22 percent from the same period in 2007. Currency developments had a negative translation effect on revenues of NOK 209 million, and revenue growth in the first nine months was 26 percent on a constant currency basis.

EBITDA was NOK 711 million in the third quarter, which was an increase of 11 percent from the third quarter 2007. REC Silicon and REC Solar continued to show growth in production in the third quarter. As previously communicated, EBITDA was negatively affected by scheduled shut downs and expansions cost. In addition, unit costs increased due to lower than expected capacity utilization and somewhat lower production yield. The third quarter EBITDA-margin thus declined to 37 percent compared to 43 percent in the third quarter last year.

Adjusted for expansion costs the EBITDA-margin was 43 percent, compared to 48 percent in the corresponding quarter in 2007.

Currency developments had a negative translation effect on EBITDA of NOK 32 million compared to the third quarter 2007. On a constant currency basis, and adjusted for expansion costs, EBITDA increased by 22 percent compared to the third quarter last year.

Revenue, EBITDA and EBITDA-margin declined from the previous quarter, primarily due to the month-long shutdown in REC Wafer.

In the first nine months of 2008, EBITDA increased by 1 percent from the same period in 2007, to NOK 2,342 million, whereas the EBITDA-margin declined by nine percentage-points to 40 percent. Adjusted for expansion costs of NOK 297 million in the first nine months, the EBITDA-margin was 45 percent, compared to an adjusted margin of 51 percent in the first nine months last year.

Currency developments had a negative translation effect on EBITDA of NOK 148 million compared to the first nine months in 2007. On a constant currency basis, and adjusted for expansion costs, the EBITDA increased by 15 percent compared to the first nine months in 2007.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 174 million in the third quarter 2008, an increase of 17 percent from the third quarter last year and marginally higher than in the previous quarter.

Depreciation, amortization and impairment amounted to NOK 510 million in the first nine months of 2008, compared to NOK 413 million in the same period last year. This reflects that depreciation has started on the expansion projects which have been completed over the past year. Depreciation on Herøya III will start in the fourth quarter.

Depreciation and amortization commence when assets are ready for the intended use, normally at the start of commercial production. Assets are depreciated or amortized over the expected useful life, which is reviewed at least annually.

EBIT

At NOK 537 million, the third quarter EBIT was nine percent above the same period last year but lower than in the previous quarter. The EBIT-margin declined to 28 percent, from 33 percent in the third quarter last year and 34 percent in the second quarter 2008.

For the first nine months in 2008, EBIT amounted to NOK 1,833 million, compared to NOK 1,911 million in the same period last year, while the EBIT-margin declined to 32 percent from 40 percent in the first nine months of 2007. The EBIT-margin decline is explained above.

FINANCIAL ITEMS

REC reported net financial items of NOK 1,224 million in the third quarter, including a positive effect of NOK 1,207 million on embedded derivatives. In the same quarter last year, net financial items were a negative NOK 438 million, including a loss on embedded derivatives of NOK 394 million.

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q3 2008	Q3 2007*	SEP 30 2008	SEP 30 2007 *	DEC 31 2007	Q2 2008
Share of loss of associates	-1	-7	-5	-19	-45	-1
Financial income	16	63	142	228	315	61
Financial expenses	-61	-47	-159	-127	-185	-52
Capitalized borrowing cost	47	38	133	79	121	40
Net financial expenses	-14	-9	-26	-48	-64	-12
Net currency gains – losses	291	-249	177	-329	-346	-27
Embedded derivatives	1 207	-394	926	-587	-642	-55
Net gains/losses other derivatives	-274	158	-249	206	172	27
Net gains/losses derivatives	932	-236	677	-381	-470	-28
Net financial items	1224	-438	965	-549	-610	-8

* Embedded derivatives in financial items have been adjusted compared to the reports published for first three quarters of 2007. See the fourth quarter report for 2007 for more details.

As described in the consolidated financial statements for 2007, REC in 2007 entered into three USD-denominated contracts for wafer deliveries with customers for whom USD is not the functional currency. In June and at the end of September 2008, REC Wafer entered into two additional contracts. Estimated total future sales under the contracts amount to approximately USD 2.6 billion at September 30, 2008.

For accounting purposes, REC treats these sales contracts as if they were denominated in NOK. Embedded forward purchases of USD as economic hedge of future purchases of polysilicon in USD are separately accounted for at estimated fair values, with changes in fair values being recognized under financial items. Hedge accounting has thus not been applied.

Estimated net positive values on the embedded derivatives in the balance sheet at September 30 was approximately NOK 370 million. Net unrealized gains will be reversed during the remainder of the contract periods, either as reversals of the financial gains on the embedded derivatives or lower EBITDA.

The weakening of NOK versus USD and SGD in the third quarter is the main explanation for a net currency gain of NOK 291 million in the third quarter. Currency gains on internal USD loans to REC Silicon exceeded currency losses on external USD and internal SGD liabilities. In the third quarter last year, the REC Group recognized net currency losses of NOK 249 million.

Other derivatives had negative effect of NOK 274 million in the third quarter, which mainly relate to economic hedging transactions for the net USD positions which contributed to the net currency gain explained above. In the same quarter last year other derivatives had a positive effect of NOK 158 million.

Financial income continued declining in the quarter, as the cash position has been reduced as a result of investments in expansion projects, including Singapore. Net financial expenses were more or less in line with both the third quarter last year and the previous quarter, as increasing interest expenses have been offset by higher capitalization of borrowing costs related to the high amount of construction in progress.

Results from associated companies reflect the REC Solar's 20 percent ownership in Mainstream Energy.

For the first nine months, net financial items amounted to NOK 965 million, which was an improvement of more than NOK 1.5 billion from the first nine months last year. The change is primarily due to currency effects on embedded derivatives.

PROFIT BEFORE TAX

Profit before tax was NOK 1,761 million in the third quarter 2008, compared to NOK 57 million in the third quarter last year and NOK 708 million in the previous quarter.

The profit development reflects a slight deterioration of operating earnings but also significant positive effects on net financials from currency changes affecting embedded derivatives.

In the first nine months of 2008, profit before tax was NOK 2,797 million, compared to NOK 1,362 million in the first nine months of 2007.

INCOME TAX

The combined effective income tax rate for the first nine months of 2008 has been estimated to 30 percent, based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations and 35 percent in the US operations. The estimated combined effective tax rate for the first six months was 32 percent. Income tax on gains on embedded derivatives is calculated by 28 percent, reducing the estimated combined effective tax rate.

The actual effective tax rates for 2008 may deviate from the estimated tax rates. For the year 2007 the combined effective tax rate was 33 percent.

PROFIT AFTER TAX

Profit after tax was NOK 1,246 million in the third quarter 2008, compared to NOK 25 million in the same period last year and NOK 496 million in the previous quarter. EPS for the quarter was NOK 2.52, compared to NOK 0.05 in the third quarter last year and NOK 1.00 in the second quarter 2008.

In the first nine months of 2008, profit after tax amounted to NOK 1,953 million, compared to NOK 919 million in the first nine months of 2007. EPS increased to NOK 3.95, from NOK 1.86 in the first nine months last year.

OPERATIONAL REVIEW

MARKET DEVELOPMENT

As described both in the Annual Report for 2007 and the first half-year report for 2008, the development of the photovoltaic solar end-user market is still dependent on incentive structures and subsidies. Policies regarding such support arrangements have been redefined in the three main markets; Germany, Spain and USA during the year. In Germany, the Bundestag agreed to a new Renewable Energies Sources Act (EEG) in June, indicating annual declines in feed-in tariffs of 8-10 percent from 2009 from a level of 0.33-0.43 EUR/kWh.

In Spain, the cabinet in late September approved of a cap for solar installations of 500 MW for 2009, which was higher than originally indicated, and also introduced a cap of 460 MW for 2010. Feed-in tariffs will be reduced to 0.32-0.34 EUR/kWh, which was also higher levels than originally indicated.

In the US market, President Bush in early October signed a bill containing approximately USD 18 billion in energy tax credits, as part of a larger tax package and the Economic Stabilization Act. Solar-investments tax credits were originally due for expiry this year and the new bill supports an extension for eight years. The production tax-break for solar-energy power plants in production will be extended for two years.

In addition to the changes in the policy regimes, the main focus in the market place is on the financial turmoil and the extreme tightening of the credit situation over the past weeks and months. Interest rates and credit spreads are both important factors in the evaluation of solar project investments, and limited credit availability may impact demand for new systems. On the other hand, an investment in a solar system based on a feed-in-tariff is associated with a high level of predictability and security. This could improve the relative access to financing for solar.

To preserve the rate of return on solar system investments in a situation with

continued high interest rates, the project developers will seek to reduce other project costs, which in turn might add to a downward pressure on prices.

In line with the industry practice, REC Solar is currently in the process of negotiating prices and volumes for 2009 and expect to have concluded many of these discussions by the end of 2008. It is thus premature to forecast changes in average price levels for cells and modules in 2009. As described below, the large contract portfolios in REC Silicon and REC Wafer are based on pre-determined volumes and prices.

In the longer-term, most industry analyst still believe in annual growth levels of approximately 40 percent for a prolonged period, supported by national legislation and incentives and international environmental treaties. However, the long-term industry growth pattern will ultimately depend on the industry's ability to offer energy at competitive terms, and the striving for cost efficiency remains at the core of REC's vision, mission, investment plans and operations.

CONTRACT UPDATE

REC in September signed a long-term agreement for supply of multicrystalline silicon wafers to Neo Solar Power in Taiwan. The agreement covers deliveries of wafers worth approximately USD 450 million (~NOK 2.6 billion based on USD/NOK exchange rate at September 30, 2008) from the second half 2009 through 2015. Prices are pre-determined for a gradual reduction, where level of reduction depends on the customer's ability to utilize gradually thinner wafers.

During the first nine months, REC has signed long-term wafer contracts worth in excess of NOK 12 billion, for deliveries from 2009-2015.

As communicated in the report for the first half year 2008, REC Silicon in July signed a number of long-term contracts for the supply of silane gas with distributors in the merchant market. These agreements cover deliveries worth close to USD 1 billion (~NOK 5.8 billion) through 2014. Deliveries have already commenced at prices which during the second half of 2008 will increase approximately 15 percent above the average monosilane gas price in the first half of 2008.

On October 20, 2008, REC Silicon entered into a long-term take-or-pay agreement with a PV-company based in Asia for the supply of fine particulate silicon from the FBR-process, so-called "powder and fines". These by-product volumes are additional to the already communicated prime material volumes (i.e. FBR and Siemens prime). Starting in 2009, this seven-year contract runs through 2015. The contract value is in excess of USD 500 million (~NOK 2.9 billion), with clauses covering annual price adjustments in the case of cost escalations. According to the agreement, REC Silicon will receive a prepayment fee of USD 65 million (~NOK 380 million) before the end of 2008.

All new long-term sales contracts that REC has signed since the summer of 2006 have been structured as take-or-pay contracts with pre-determined prices and volumes for the entire contract period, including the security of a bank guarantee for a significant amount of the contract value.

The long-term contract portfolio with external customers in REC Silicon and REC Wafer has a total remaining value of more than NOK 60 billion (calculated based on exchange rates as per September 30, 2008), although it should be noted that the exact value will depend on the future development of various exchange rates and also might be influenced by variations in product mix.

More than NOK 2 billion of the contract portfolio is for delivery in the fourth quarter of 2008, and close to NOK 11 billion in 2009 and between NOK 12-13 billion in 2010. The remaining NOK 36 billion relates to the period 2011-2015. Up to 15 percent of the long-term contract portfolio with external customers is currently secured by bank guarantees or pre-payments. As bank guarantees are maintained at their nominal values throughout the respective contract periods, contract security increases as time passes and volumes are delivered.

Contracts entered into by REC Solar have not been included in the long-term contract portfolio, as contracts in this segment typically allow for annual or more frequent price negotiations and may be discontinued if the parties do not agree on final terms. As described in the above chapter, REC Solar is currently in the process of negotiating prices and volumes for 2009.

EXPANSION PROJECTS UNDER EXECUTION

REC has a series of expansion projects under construction in all three business segments.

The investment program is expected to secure strong growth over the next few years. Between 2008 and 2011, the compounded annual growth rate in production from REC Silicon is expected to be close to 40 percent, whereas production growth is expected to reach almost 60 percent in REC Wafer and more than 70 percent in REC Solar.

REC Silicon's two main approved expansion projects include a plant for production of silane gas and granulated polysilicon in Moses Lake, Washington ("Plant III"), and a new silane gas plant in Moses Lake ("Plant IV"). In addition, the company is planning certain debottlenecking activities to enhance the output of its Butte, Montana plant.

The new plant for production of granular polysilicon in Moses Lake is due to start up late in the fourth quarter of 2008. Actual plant start-up will commence after all plant systems have been fully inspected, tested and signed off according to U.S. Federal regulations and REC Silicon's own process safety management policies. The main focus will now be the finalization of commissioning activities throughout the plant to ensure that all sub-systems are operating correctly and start-up is currently progressing according to plan.

In late September, REC decided to change the scope of Plant IV, and to increase the silane gas volumes for commercial sales at the expense of the planned polysilicon capacity. The decision was mainly driven by favorable market conditions for silane gas and revisions of REC's internal need for silicon based on the final scope of the Singapore Phase I expansion. While securing all polysilicon commitments, these additional silane volumes will enable REC Silicon to increase the external supply of silane gas by approximately 2,300 MT and thus double its allocation to the merchant market.

REC earlier this year communicated that Plant IV was likely to see similar costs escalations as Plant III, and including the scope revisions the investment budget has

increased by an estimated USD 200 million. This includes additional silane loading bays and more intermediate storage tanks for liquid silane gas, as well as general utilities. Compliance with new and stricter environmental regulations necessitates an additional USD 50 million investment, and a project reserve of USD 30 million has also been included in the revised investment plan.

Total Plant IV investments are now expected to be approximately USD 750 million, including the project reserve. Due to the additional silane gas volumes and other improvements, the estimated net present value of Plant IV has increased despite the higher investment level.

In August of this year REC announced that it had chosen Bécancour, Quebec, Canada as the site for the next phase of silicon materials expansions. REC plans for a staged development, and the site could potentially hold four production units of the same size as the plant currently being completed in Moses Lake.

Production of polysilicon is very energy intensive, and energy remains an important cost factor even with REC Silicon's proprietary and energy efficient FBR technology. The Bécancour site offers, among other advantages, access to long-term stable and competitively priced electricity. The arrangement includes a 20-year power contract with the government of Quebec for electricity supply based on non-carbon based renewable energy sources, which also supports REC's commitment to limit the environmental impact of producing solar cells and panels.

It is anticipated that future production capacity additions will be based on more advanced versions of REC Silicon's proprietary and low-cost polycrystalline FBR technology.

REC Wafer has several expansion projects ongoing in Norway, both for new production lines and for upgrading and extension of existing lines. The two new 325 MW multicrystalline wafer plants at Herøya have progressed according to schedule and budget. The first plant has just started its nine-month production ramp-up period, with the second plant expected to follow six months later. Each of the plants carries investments estimated at NOK 1,250 million.

In June, an upgrade and expansion of existing production lines at Herøya that would bring an additional 100 MW production capacity, was announced. Based on reduced visibility due to current financial turmoil it has been decided to postpone the startup of this project, contract manufacturing will replace volume in the short term.

In Glomfjord, REC Wafer on September 30, 2008 marked the official opening of the new production capacity of 100 MW of multicrystalline wafers. The project has been completed on schedule and slightly below budget. The engineering and construction of a 275 MW monocrystalline ingot and wafering plant in Glomfjord is on schedule and within the investment budget of NOK 1,350 million. The new capacity is expected to be phased-in over several stages during the next two years. REC Wafer has already signed two major long-term contracts for monocrystalline wafers with customers in Asia and the USA, with deliveries commencing in 2009.

REC Solar is currently ramping up production at a new 180 MW cell plant in Narvik and 105 MW of new module production capacity in Glava, Sweden. The expansion projects have had some delays in production ramp-up compared with the initial target. Production capacity beyond 225 MW of solar cells and 150 MW of solar modules will come from the Singapore project.

THE SINGAPORE PROJECT

REC's decision to invest NOK 13 billion in a manufacturing complex for production of wafers, cells and modules in Singapore was described in detail in the half year report 2008. Including volumes from Singapore, REC targets a production of approximately 2.4 GW of wafers, 775 MW of cells, and 740 MW of modules in 2012.

The project has made fast progress since the investment decision was made, both at the site in Singapore and with the production equipment contractors.

Construction work is progressing according to schedule and approximately 1,000 people are currently working at the site.

Safety is a key focus area and a thorough job has been done to implement REC safety policy across the project through the EPCM contractors. A project emergency preparedness plan has also been developed and implemented.

The project continues to make good progress across all areas and is on schedule to meet the project milestones and foundation work has started as well as erection of the buildings. 36 percent of EPCM procurement is at the end of September committed within the budget. The main production equipment contracts have been signed within budget frames, mainly with European contractors.

CAPITAL EXPENDITURE AND FUNDING

REC has significant future capital expenditure. Already approved investments are expected to entail payment for capital expenditure of approximately NOK 10 billion in 2008, of which more than NOK 6 billion was paid at September 30. Already approved investments are expected to require payments of more than NOK 11 billion in 2009, before declining sharply to NOK 2-3 billion in 2010.

The capital expenditures are planned to be funded through already committed credit facilities, cash reserves, and own cash flow for which revenues to a large degree is covered by contracts fixed in terms of both volumes and price.

The REC Group estimates that its capital expenditure program will increase the gearing ratio (net debt/EBITDA) to a peak in the second half of 2009 or early 2010. At that point in time the net debt is expected to be less than 2.5 times EBITDA on a rolling 4 quarter basis, and the equity ratio is expected to be continuously above 50 percent.

On September 30, 2008, the syndication was completed for the fully underwritten credit facilities for the Singapore investment announced in June. The approximately NOK 10 billion multicurrency facilities (adjusted to which currency is drawn) has been put in place to fund the Phase I expansion in Singapore. Despite the volatile conditions, the transaction received a good response from the market and a total of 20 banks participated in the transaction.

Financing has therefore been secured for all approved expansions.

SEGMENT INFORMATION

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at its two facilities in Moses Lake, Washington and Butte, Montana. REC Silicon employs approximately 700 people. Plant III, under construction in Moses Lake, is expected to start production at the end of 2008. Including the Plant IV expansion project under construction, REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011.

REC Silicon reported record revenue of NOK 730 million in the third quarter 2008, which was an increase of 22 percent from the same period last year, and an increase of 16 percent from the previous quarter.

Measured in USD, revenue increased by 32 percent from the corresponding quarter last year and increased by 10 percent from the previous quarter.

For the first nine months of 2008, revenue totalled NOK 2,012 million, an increase of eight percent from the first nine months last year. Measured in USD, the increase was 24 percent.

Average selling prices in the third quarter were slightly higher than in the first half of 2008, due to changes in price and product mix. Renewal and extension of silane gas contracts and contracts to REC Wafer led to increased prices. Production of polysilicon was 1,528 MT in the third quarter, an increase of five percent from the previous quarter but slightly short of the third quarter production target.

For the first nine months of 2008, production of polysilicon increased four percent to 4,524 MT.

REC Silicon reiterates its full-year polysilicon production target of 6,600 MT, which includes 400 MT of granular polysilicon from the Silicon III FBR plant which is planned for start-up late in the fourth quarter. Start-up is currently progressing according to plan. The planned production output from the new plant assumes production starts during the target start-up window.

Approximately 64 percent of the polysilicon volume in the third quarter was shipped to REC companies, including one-third of the sales to EverQ. This compares to 70 percent in the third quarter last year and 65 percent in the second quarter 2008.

Silane gas sales totalled 487 MT in the third quarter, an increase of 38 percent from the third quarter last year, and nine percent above second quarter sales.

REC Silicon EBITDA was a record NOK 392 million in the third quarter, an increase of 29 percent from NOK 304 million in the third quarter last year and up 28 percent from NOK 307 million in the previous quarter. The EBITDA margin of 54 percent compares to 51 percent in the third quarter last year and 49 percent in the previous quarter. The EBITDA-increase is explained by higher production and sales of polysilicon and silane gas, as well as higher prices.

Currency translation effects negatively affected the third quarter EBITDA by NOK 33 million compared to the third quarter 2007.

Third quarter expansion costs were NOK 42 million compared to NOK 41 million in the third quarter last year and NOK 45 million in the previous quarter.

Adjusted for expansion costs and currency translation effect, EBITDA increased 35 percent from the third quarter 2007.

EBITDA amounted to NOK 1,017 million for the first nine months of 2008, compared to NOK 995 million in the first nine months of 2007. Currency translation negatively affected the EBITDA by NOK 145 million, whereas expansion costs increased to NOK 136 million from NOK 52 million in the in the first nine months last year. Expansion costs are expected to reach NOK 200 million for the full year, up from NOK 69 million in 2007.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 900 people. Approved capacity expansions excluding Singapore are expected to more than triple production to more than 1.7 GW by 2010.

REC Wafer reported revenues of NOK 942 million in the third quarter 2008, compared to NOK 987 million in the third quarter 2007 and NOK 1,260 million in the previous quarter.

Revenue amounted to NOK 3,411 million for the first nine months of 2008, which was

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q3 2008	Q3 2007	SEP 30 2008	SEP 30 2007	DEC 31 2007	Q2 2008
Revenues	730	597	2 012	1 859	2 496	630
EBITDA	392	304	1 017	995	1 347	307
EBITDA – margin	54 %	51 %	51 %	54 %	54 %	49 %
Expansion costs	42	41	136	52	69	45
Adjusted EBITDA	433	345	1 154	1 047	1 416	351
Adjusted EBITDA – margin	59 %	58 %	57 %	56 %	57 %	56 %
Polysilicon production in MT*	1 528	1 514	4 524	4 352	5 780	1 452
Polysilicon sale in MT	1 589	1 408	4 651	4 269	5 698	1 474
Silane gas sale in MT	487	352	1 313	1 011	1 351	448

*Polysilicon production in Q2 2008 includes 70 MT of granular "starter-bed" material, not for sale.

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q3 2008	Q3 2007	SEP 30 2008	SEP 30 2007	DEC 31 2007	Q2 2008
Revenues	942	987	3 411	3 135	4 360	1 260
EBITDA	244	359	1 255	1 314	1 813	519
EBITDA – margin	26 %	36 %	37 %	42 %	42 %	41 %
Expansion costs	47	2	85	2	9	25
Adjusted EBITDA	291	361	1 340	1 316	1 822	544
Adjusted EBITDA – margin	31 %	37 %	39 %	42 %	42 %	43 %
Wafer production in MW (at 15,0% cell efficiency)	106	106	383	336	468	140
Mono ingot production in MW (at 20,0% cell efficiency)	8	10	28	29	38	11
Total production in MW	114	116	411	365	506	151
Wafer sale in MW (at 15,0% cell efficiency)	104	106	378	334	465	139
Mono ingot sale in MW (at 20,0% cell efficiency)	8	10	28	29	38	11
Total sale in MW	112	116	407	363	503	150

an increase of nine percent from the same period last year.

Average wafer prices are expected to remain more or less unchanged throughout 2008, with any modest change reflecting customer and market mix.

The 25 percent revenue decline from the previous quarter was primarily explained by lower production. As previously communicated, all production was shut down for a four-week period in July, and production was also lower than normal in the days leading up to the shutdown and in the restart period in August.

REC Wafer has also found it challenging to maintain satisfactory yields, with many new operators in training at Herøya at the same time as operational complexity has increased with the introduction of secondary material qualities in the production and the move to thinner wire. Implementing a productivity improving step will normally negatively affect yields initially and then improve in consecutive periods.

As a result, production declined to 114 MW in the third quarter 2008, down from 116 MW in the third quarter last year and 151 MW in the previous quarter. Production thus fell short of the target of 130 MW which had been set for the quarter. In the first nine months production amounted to 411 MW, which was an increase of 13 percent from 365 MW in the first nine months last year. The production shortfall in the third quarter has prompted REC Wafer to cut its full-year production target from 630 MW to 590 MW.

The lower production volumes and lower yield negatively affected the margin development from the previous quarter, and additional costs have been incurred for upgrading of alternative silicon qualities. REC Wafer also experienced an increase in average polysilicon cost, as all existing internal contracts have been replaced with a new contract carrying a higher price.

Expansion costs amounted to NOK 47 million in the third quarter, compared to NOK 25 million in the previous quarter and only NOK 2 million in the third quarter last year. As previously communicated, REC Wafer expects expansion costs to amount to NOK 200 million for the full year.

It should also be noted that EBITDA in the third quarter included a positive effect of NOK 6 million related to embedded derivatives, which are described in more detail under financial items. In the previous quarter these contracts entailed a positive EBITDA-effect of NOK 31 million, whereas no such effects were recognized in the third quarter 2007.

As a result of lower production and revenue and the higher cost levels described above, EBITDA declined to NOK 244 million in the third quarter, from NOK 359 million in the third quarter last year and NOK 519 million in the second quarter this year. The corresponding EBITDA margin declined to 26 percent from 36 percent in the third quarter last year and 41 percent in the previous quarter.

For the first nine months, EBITDA amounted to NOK 1,255 million, which was a decline of four percent from NOK 1,314 million in the first nine months 2007. EBITDA-margin dropped by 5 percentage-points to 37 percent.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 650 people. Total installed production capacity is 225 MW for solar cells and 150 MW for solar modules. Further expansion in Singapore is expected to add 550 MW of production capacity for solar cells and 590 MW of production capacity for solar modules.

REC Solar reported revenues of NOK 666 million in the third quarter 2008, which was more than a tripling from the third quarter last year and five percent above the previous quarter.

The higher revenue is explained by increased production, in particular of cells. External sales of cells amounted to approximately NOK 170 million in the quarter, up from close to NOK 100 million in the previous quarter.

Revenue amounted to NOK 1,643 million for the first nine months of 2008, which was more than a doubling from NOK 809 million in the same period in 2007.

Average selling prices for modules in the third quarter were approximately 10% percent below the average in 2007. The average selling prices in the third quarter was negatively impacted by increased sales to the US. The average selling price for the

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q3 2008	Q3 2007	SEP 30 2008	SEP 30 2007	DEC 31 2007	Q2 2008
Revenues	666	208	1 643	809	1 116	636
EBITDA	54	25	118	166	171	44
EBITDA – margin	8 %	12 %	7 %	21 %	15 %	7 %
Expansion costs	21	14	58	27	52	20
Adjusted EBITDA	75	39	176	193	223	64
Adjusted EBITDA – margin	11 %	19 %	11 %	24 %	20 %	10 %
Cell production in MW	38	12	84	35	47	31
Module production in MW	19	9	52	31	42	20
Contract manufacturing MW	2	0	2	0	0	0
Cell sale in MW	38	12	84	34	47	31
Module sale in MW	18	8	52	31	43	20

first nine months was in line with expectations at approximately 7% below the 2007 average. Module production was 19 MW in the third quarter, up from 9 MW in the third quarter last year. Production was marginally below the 20 MW target which, due to a planned shut down in July, was in line with actual production in the second quarter. In addition to the module production in Glava, 2 MW of modules was produced for REC Solar under a contract manufacturing agreement. Cell production was 38 MW, up from 12 MW in the third quarter last year and from 31 MW in the second quarter. Cell production also ended slightly below the 40 MW target for the quarter.

In the first nine months of 2008, module production amounted to 52 MW and cell production to 84 MW, up 68 percent and 140 percent, respectively, from the first nine months last year.

Despite the significant increase in production, the ramp-up programs are slightly lagging REC Solar's own schedules for both solar cells and modules. The main focus in the quarter has been on resolving the ramp-up issues in the new production lines, which negatively affected the MW output in the quarter. REC Solar has seen significant progress and improvements in the operation of the new production lines, and the production run-rate at the end of the quarter was approximately 80 percent of total installed capacity for cells and 85 percent for modules. The ramp-up will continue in the fourth quarter and both the cell and the module plant are expected to run at capacity by year-end.

The lag in production so far this year will be difficult to fully compensate for in the final quarter of the year, also due to the tightening supply of wafers. REC Solar has therefore lowered its full-year targets for solar cells and modules slightly. The cell production target has been lowered from 145 MW to 135 MW, whereas the module production target has been lowered from 90 MW to 85 MW. This still corresponds with relatively large production increases to approximately 50 MW of cells and 30 MW of modules in the fourth quarter.

Due to the downgrade of production targets, REC Solar expect full-year revenue to be approximately NOK 2.6 billion, somewhat below the NOK 2.7-2.85 billion range announced in the beginning of 2008.

REC Solar will continue to explore contract manufacturing opportunities for excess volumes of cells. In 2009, part of the excess cell volume will be used for the start-up of the new module plant in Singapore.

REC Solar improved the operating margins somewhat from the previous quarter despite continued operational challenges associated with the ramp-up. The reported EBITDA of NOK 54 million in the third quarter was more than a doubling from NOK 25 million in the third quarter last year and a 23 percent increase from NOK 44 million in the previous quarter. The EBITDA-margin was 8 percent, down from 12 percent in the same quarter last year but up from 7 percent in the second quarter this year.

The third quarter EBITDA included expansion costs of NOK 21 million, slightly up from NOK 20 million in the previous quarter. In the third quarter 2007 REC Solar recognized expansion costs of NOK 14 million.

EBITDA amounted to NOK 118 million for the first nine months of 2008, down from NOK 166 million in the first nine months in 2007. Part of the decline is explained by a NOK 31 million increase in expansion costs to NOK 58 million.

Expansion costs were previously estimated to

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q3 2008	Q3 2007	SEP 30 2008	SEP 30 2007	DEC 31 2007	Q2 2008
Revenues	150	92	451	212	371	156
EBITDA	29	11	92	20	57	38
EBITDA – margin	19 %	12 %	20 %	9 %	15 %	25 %
EverQ's total module production in MW	21	14	63	29	50	22

Note: Financial figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW refers to 100 percent.

NOK 50 million for the full year, and as all new production lines are in operations, limited expansion costs are expected for existing expansion programs in the fourth quarter.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates EverQ's financial statements on a line-by-line basis. EverQ currently operates two plants with a total production capacity of 100 MW and the company employs approximately 1,100 people.

The revenue contribution from EverQ was NOK 150 million in the third quarter 2008, compared to NOK 92 million in the third quarter last year, and NOK 156 million in the previous quarter. The EBITDA contribution amounted to NOK 29 million, compared to NOK 11 million in the third quarter 2007 and NOK 38 million in the second quarter 2008. The EBITDA margin for the third quarter ended at 19 percent and was negatively affected by lower volumes, lower yield and higher average prices of silicon.

In the first nine months of 2008, the revenue contribution from EverQ amounted to NOK 451 million, which was more than a doubling from the first nine months in 2007. The EBITDA contribution increased more than four times to NOK 92 million, and the EBITDA margin more than doubled to 20 percent.

Total module production was 21 MW in the third quarter, which was an increase of 50 percent from the third quarter last year but slightly below the previous quarter. The production volume continues to be negatively affected by low yield, especially in EverQ2.

In the first nine months of 2008, production was 63 MW, compared to 29 MW in the first nine months of 2007. EverQ's 2008 production estimate is reduced from approximately 90 MW to approximately 85 MW. During the final quarter, the company is also expected to complete the construction of EverQ3, which is designed to almost double the company's production capacity to 180 MW.

As communicated in the interim report for the first quarter 2008, the European Commission has informed EverQ that it inteds to re-examine the grounds for granting EverQ investment aid of up to EUR 30 million for the construction of EverQ1 and EverQ2. After careful review, and supported by external advice, EverQ believes that it qualifies for the investment grants in question. Consequently, no provisions have been recognized for this issue.

REC ASA

REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate R&D, a corporate project organization, and REC Group's in-house bank.

REC SITE SERVICES (SINGAPORE)

Activity in REC Site Services has picked up after the decision was taken in June to proceed with the investment in the first phase of a major industrial solar complex in Singapore. The activities do not yet generate any revenue. The EBITDA loss of NOK 7 million compares to losses of NOK 2 million in the previous two quarters, reflecting the higher activity.

REC Site Services was established as an organizational structure for on-site project management services, and will also operate certain buildings and infrastructure. The activity will continue to expand significantly in the quarters and years to come.

REC ASA and REC Site Services Pte Ltd recognized expansion costs were NOK 13 million in the third quarter and NOK 17 million for the first nine months of 2008.

ELIMINATIONS

Elimination of internal profit is dependant on internal sales and inter-company inventory changes, and should generally be expected to continue to increase as the company grows across the entire value chain. However, elimination affected EBITDA positively by NOK 28 million in the third quarter 2008, which was in line with the previous quarter.

This is a result of continued reduction of inventory levels. REC has an ambition to increase internal inventories to facilitate growth but this has been difficult given the continued strong demand and limited supply situation so far this year.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 45 million in the third quarter 2008, up from NOK 37 million in the third quarter last year but below the NOK 50 million

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q3 2008	Q3 2007	SEP 30 2008	SEP 30 2007	DEC 31 2007	Q2 2008
Revenues	7	7	24	19	28	6
EBITDA	-28	-41	-102	-92	-123	-46

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q3 2008	Q3 2007	SEP 30 2008	SEP 30 2007	DEC 31 2007	Q2 2008
Elimination revenues	-576	-411	-1 730	-1 265	-1 729	-566
Elimination EBITDA	28	-15	-28	-78	-92	28

reported in the second quarter. The apparent reduction in expenses from last quarter was due to a higher level of capitalization of R&D costs, as projects become more mature. In the first nine months of 2008, R&D expenses amounted to NOK 138 million, compared to NOK 90 million in the first nine months last year.

Building on several years of R&D by REC Silicon's predecessors (Union Carbide and Komatsu/ASiMI), REC has spent six years in bringing the fluidized bed reactor (FBR) technology into a robust and reliable process for a low cost and energy efficient production of granular polysilicon. A milestone was passed during the third quarter this year, with the successful completion of four years of pilot trials for the first generation fluid bed reactor at Moses Lake, called FBR-A.

The pilot studies demonstrated run lengths, productivity and product quality, which met or exceed the standards defined in the investment case.

Having proven also the safety and efficiency of the FBR-A process design, the process development facility will be further modified to accommodate the pilot of the next generation of granular technology; FBR-B. This pilot is targeted for operation by the end of the first quarter 2009, and the development work will target quality improvements and capex reduction.

Within the wafer area, REC carried out very promising initial tests on new equipment used in the two new 325 MW wafer plants at Herøya. The new wafer singulation system separates produced wafers both faster and more gently, the subsequent quality control tools are more precise and split weak wafers from the normal high quality products more effectively. These improvements are key enablers to further reduce wafer thickness. The new wire saws also show promising performance in terms of handling thinner wafers and wires. Finally, the new crystallization processes also continued to show better performance.

BALANCE SHEET AND CASH FLOW

Changes in balance sheet items in the third quarter and first nine months 2008 were mainly affected by a continued high level of investments related to the expansion projects. Currency exchange rates changed considerably during the third quarter and the USD/NOK exchange rate in particular impacted balance sheet items compared both with the end of the previous quarter and the end of 2007.

Equity stood at NOK 14 billion at the end of the third quarter, which was an increase of NOK 1.7 billion in the third quarter and NOK 2.3 billion during the first nine months of the year. As a result of the higher total asset base, equity ratio declined to 60 percent from 66 percent at the end of the second quarter and at the end of 2007.

Net cash flow from operating activities was NOK 412 million in the third quarter 2008, compared to NOK 689 million in the third quarter 2007. The decrease primarily reflects increased working capital and financial items. For the first nine months, the net cash flow from operating activities decreased to NOK 1,380 from NOK 2,097 million in the same period last year. The decrease was primarily due to income taxes and financial items as well as increased working capital.

Net cash flow from investing activities was NOK -2,436 million in the third quarter, which compares to NOK -1,131 million in the same period last year. Payments for property plant and equipment and intangible assets contributed NOK -2,447 million in the third quarter. In the first nine months, net cash flow from investing activities amounted to NOK -6,639 million, compared with NOK -2,863 million in the same period last year. The split between the segments for the first nine months of 2008 of payment for property plant and equipment and intangible assets is shown in a seperate tabel below.

The difference between additions and payments for property plant and equipment and intangible assets primarily relates to changes in prepayments, accruals and payables for capital expenditure.

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC Silicon	REC Wafer	REC Solar	EverQ	Other	REC Group
Carrying value at January 1, 2008	4 448	1 904	878	355	50	7 635
Exchange differences	700	5	8	22	15	751
Additions*	3 413	2 108	512	165	197	6 394
Depreciation & impairment	−118	−220	−109	−33	−2	−482
Carrying value at September 30, 2008	8 442	3 796	1 289	510	260	14 297

INTANGIBLE ASSETS

(NOK IN MILLION)	REC Silicon	REC Wafer	REC Solar	EverQ	Other	REC Group
Carrying value at January 1, 2008	382	75	29	219	352	1 056
Exchange differences	36	0	0	10	0	47
Additions*	78	12	9	2	24	125
Amortization	−14	−10	−2	−1	0	−28
Carrying value at September 30, 2008	482	77	35	231	375	1 200
Payments of PP&E and intangibles*	3 213	2 007	614	149	266	6 249

* Net of investment grants.

Net cash flow from financing activities was NOK 2,427 million, compared to NOK 35 million in the third quarter last year. During the third quarter, REC ASA drew further NOK 2.6 billion on the existing loan facilities and paid instalments of NOK 0.2 billion.

The net debt position was NOK 2.5 billion at September 30, 2008, which was an increase from NOK 0.2 billion at the end of the second quarter and a change from a net cash position of NOK 3.0 billion at the end of 2007. These figures exclude restricted bank accounts and prepayments from EverQ.

On September 30, 2008, the syndication was completed for the fully underwritten credit facilities announced in June. The approximate NOK 10 billion multicurrency credit facilities (adjusted to which currency is drawn) has been put in place to fund the Phase I expansion in Singapore.

REC's other undrawn available committed credit facilities at September 30, 2008 were NOK 1.4 billion. The REC Group is in compliance with the financial covenants under all credit facilities.

Currency developments will affect translation of profit and loss and balance sheet items of foreign entities, as well as other financial items in foreign currencies such as cash equivalents, receivables, debt and derivatives. Currency developments will also affect the amounts in USD or EUR that can be drawn under NOK 6.3 billion of the committed credit facilities for the Singapore investments. Please refer to the consolidated annual financial statements for 2007 for further descriptions of REC's financial risk management and exchange rate sensitivity, especially notes 3 and 31. Exchange rate sensitivities have increased compared to year-end 2007 due to increased amounts of financial assets, liabilities and derivatives in currencies other than the REC entities' functional currencies. REC strives to economically hedge risks related to currencies, even though this may provide large accounting effects on the financial statements from period to period.

REC has historically no losses on receivables. However, the current financial turmoil has reduced visibility for credit risks related to counterparties, including customers and banks. REC is monitoring these risks.

At September 30, 2008, REC has no significant financial asset or liabilities except derivatives that are fair valued in the financial statements. Fair values of bank derivatives are received from the banks. Fair values on embedded derivatives are calculated using estimated forward currency bid-rates at September 30. The bid rate normally takes into consideration normal credit risk of the counterparty to a bank, but does not take into consideration credit risk on REC's counterparties to the contracts (ie the customers).

The options on shares in Mainstream Energy, as mentioned in the first half year report, are not fair valued due to the complexity of the structure. REC's preliminary view is that the put and call options cannot be separated and reliably fair valued and the net value of the options is not significant.

CONTRACTUAL PURCHASE OBLIGATIONS

Please refer to note 29 to the consolidated annual financial statements for 2007 that provided estimates on contractual purchase obligations at year-end 2007. Estimated contractual purchase obligations for goods, services and capex at September 30, 2008 amounted to NOK 13.7 billion, of which NOK 2.5 billion is estimated to be paid in the fourth quarter of 2008.

TRANSACTIONS WITH CLOSELY RELATED PARTIES

For the first nine months of 2008, the nature of related parties transactions have been as described in note 32 to the consolidated annual financial statements for 2007. At the end of June 2008, REC ASA provided additional shareholder's loan to EverQ by EUR 11.65 million, due to be repaid at year-end 2009, and at September 30 the EUR 30 million guarantee was terminated. In the third quarter, REC Solar made sales of NOK 85 million to the associated company Mainstream.

ORGANIZATIONAL DEVELOPMENTS

The REC Group continues to increase capacity across all its business segments. The total number of employees increased to approximately 2,300 people by the end of the third quarter, an increase of approximately 160 people during the quarter and an increase of approximately 500 people since the beginning of the year.

OUTLOOK

Although REC Silicon has reported record production, revenue and operating results in the first nine months and in the third quarter, the overall growth for the REC Group has been hampered by lower volumes of high quality polysilicon this year.

While the estimated risk has increased as a result of the slight production shortfall in the third quarter, REC Silicon reiterates its production target of 6,600 MT of polysilicon for the full year. REC Wafer has reduced its full-year production target by 6 percent to 590 MW to reflect lower production and yield in the third quarter and a continuing internal tight polysilicon supply.

REC Solar also lags somewhat behind the ramp-up schedules for new capacity, and tighter wafer supplies makes it difficult to make up for lost volumes. The full-year production targets have thus been lowered from 145 MW to 135 MW of cells and from 90 MW to 85 MW of modules. As a result, the full-year revenue estimate for REC Solar has also been reduced to approximately NOK 2.6 billion from the previous NOK 2.7-2.85 billion range.

The long-term market demand and outlook for solar remains strong. However, the current financial turmoil is likely to impact short/medium term availability of financing and could therefore also impact demand for solar, which are normally relatively capital intensive projects. REC is closely monitoring this situation and will take relevant actions to respond to market dynamics while maintaining long term strategic focus. Such measures could include restructuring of capital expenditure programs and optimizing liquid funds and credit facilities.

In line with industry practice, REC Solar is currently in the process of negotiating volumes and prices for its deliveries of cells and modules for 2009, and find it premature to forecast the price development for next year until these negotiations have been concluded. REC Silicon and REC Wafer are well covered by long-term contract portfolios amounting to, at the end of October, approximately NOK 60 billion (at currency exchange rates at September 30, 2008) at pre-defined volumes and prices for 2009.

Expansion programs which have been, and soon will be, completed will significantly

increase capacity and production across all business segments in 2009. Based on a successful execution of projects, production of polysilicon is expected to increase to approximately 12,000 MT, whereas wafer production is expected to increase to approximately 1.1 GW next year. Production for cells and modules are also expected to increase significantly, to approximately 225 MW of cells and 150 MW of modules, respectively. This volume growth will drive strong revenue growth in 2009, but higher expansion cost will be incurred until start of commercial production and margins will be below normal levels throughout the ramp-up period. Improved cost levels will be achieved once new production capacity is fully up and running.

STATEMENTS

BASIS OF PREPARATION
The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

STATEMENT OF COMPLIANCE
These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate reports for the first quarter and first half year 2008 for more information. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2007. The consolidated financial statements for 2007 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES
The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2007. The consolidated financial statements of the REC Group for 2007 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for the first nine months of 2008.

ESTIMATES AND JUDGMENTS
Preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2007.

FORWARD LOOKING STATEMENTS
This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2007, that also make references to the Report from the Board of Directors and the notes to the financial statements.

Sandvika, October 20, 2008

Board of Directors

ABOUT REC
Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 2,300 people. For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 907 56 685

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 907 44 949

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q3 2008	Q3 2007*	SEP 30 2008	SEP 30 2007*	DEC 31 2007
Revenues	1 919 114	1 479 844	5 811 281	4 768 342	6 642 043
Cost of materials	-523 524	-312 980	-1 346 892	-932 577	-1 310 700
Changes in inventories	40 088	36 066	7 230	63 928	38 180
Employee benefit expenses	-359 445	-249 416	-1 054 001	-732 155	-1 033 432
Other operating expenses	-365 194	-310 598	-1 075 191	-843 732	-1 163 819
EBITDA	711 039	642 916	2 342 427	2 323 806	3 172 272
Depreciation	-164 115	-118 295	-469 605	-336 036	-481 997
Amortization	-7 864	-29 882	-27 599	-74 231	-91 725
Impairment	-1 616	0	-12 702	-2 654	-10 859
EBIT	537 444	494 739	1 832 521	1 910 885	2 587 691
Share of loss of associates	-1 471	-7 095	-4 871	-19 299	-45 465
Financial income	16 345	63 085	142 316	227 599	314 639
Net financial expenses	-14 169	-9 370	-26 266	-47 979	-63 563
Net currency gains/losses	290 747	-248 651	176 517	-328 780	-345 737
Net gains/losses derivatives	932 420	-236 096	676 966	-380 672	-470 218
Net financial items	1 223 872	-438 127	964 662	-549 131	-610 344
Profit/loss before tax	1 761 316	56 612	2 797 183	1 361 754	1 977 347
Income tax expense/benefit	-514 971	-31 245	-844 604	-443 237	-643 994
Profit/loss for the period	1 246 345	25 367	1 952 579	918 517	1 333 353
Attributable to:					
Minority interests	1	2	-3	2	-106
Equity holders of REC ASA	1 246 344	25 365	1 952 582	918 515	1 333 459
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)					
– basic	2.52	0.05	3.95	1.86	2.70
– diluted	2.52	0.05	3.95	1.86	2.70

* Embedded derivatives in financial items have been adjusted compared to the reports published for first three quarters of 2007. This also affected profit before and after tax and earnings per share. See the fourth quarter report for 2007 for more details.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	SEP 30 2008	JUN 30 2008	SEP 30 2007	DEC 31 2007
ASSETS				
Non-current assets				
Goodwill	827 749	786 239	745 944	799 456
Other intangible assets	372 324	314 276	251 256	256 359
Intangible assets	1 200 073	1 100 515	997 200	1 055 815
Land and buildings	1 348 078	1 297 716	994 140	1 330 940
Machinery and equipment	3 289 593	3 116 734	2 860 888	3 151 642
Other tangible assets	132 556	115 098	97 382	112 695
Assets under construction	9 526 811	6 677 844	2 080 671	3 039 626
Property, plant and equipment	14 297 038	11 207 392	6 033 081	7 634 903
Prepaid capex	921 698	725 181	602 600	909 654
Investments in associates	237 532	205 970	30 560	8 548
Investments in shares	10 770	10 771	1 237	1 237
Other non-current receivables	379 345	367 871	195 054	180 194
Restricted bank accounts*	203 249	312 665	368 532	340 774
Financial assets	830 896	897 277	595 383	530 754
Deferred tax assets	71 977	252 141	154 320	230 758
Total non-current assets	17 321 682	14 182 506	8 382 584	10 361 884
Current assets				
Inventories	999 961	796 022	594 641	655 165
Trade and other receivables	1 648 820	1 328 211	1 058 446	1 019 802
Derivatives	492 963	113 526	331 850	92 918
Restricted bank accounts*	178 809	31 246	0	20 671
Cash and cash equivalents*	2 864 010	2 360 961	6 387 503	5 794 897
Total current assets	6 184 563	4 629 966	8 372 440	7 583 453
Total assets	23 506 245	18 812 472	16 755 024	17 945 336

*At September 30 2007 restricted bank accounts has been reclassified from current cash and cash equivalents.

(NOK IN THOUSAND)	SEP 30 2008	JUN 30 2008	SEP 30 2007	DEC 31 2007
EQUITY & LIABILITIES				
Shareholders' equity				
Share capital	494 315	494 315	494 315	494 315
Share premium and other paid in capital	8 548 841	8 548 841	8 548 841	8 548 841
Paid-in capital	9 043 156	9 043 156	9 043 156	9 043 156
Other equity and retained earnings	3 084 548	2 585 657	1 447 709	1 380 097
Profit/loss for the period	1 952 582	706 238	918 515	1 333 459
Other equity and retained earnings	5 037 130	3 291 895	2 366 224	2 713 556
Minority Interests	285	286	463	346
Total shareholders' equity	14 080 571	12 335 337	11 409 843	11 757 058
Non-current liabilities				
Retirement benefit obligations	135 961	118 865	106 109	116 200
Deferred tax liabilities	383 034	285 679	303 291	310 320
Non-current financial liabilities, interest bearing	4 811 665	2 011 271	2 338 814	2 312 593
Non-current prepayments, interest bearing	361 195	312 569	316 959	326 554
Provisions and other non-interest bearing liabilities	120 747	100 855	191 568	116 871
Total non-current liabilities	5 812 602	2 829 239	3 256 741	3 182 538
Current liabilities				
Trade payables and other liabilities	1 997 964	1 781 262	863 757	1 334 985
Current tax liabilities	547 919	373 416	439 685	480 413
Derivatives	516 671	915 576	671 718	706 363
Current financial liabilities interest bearing	550 518	577 642	113 280	483 979
Total current liabilities	3 613 072	3 647 896	2 088 440	3 005 740
Total liabilities	9 425 674	6 477 135	5 345 181	6 188 278
Total equity and liabilities	23 506 245	18 812 472	16 755 024	17 945 336

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
SEPTEMBER 30, 2008								
At January 1, 2008	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Currency translation differences	462 962	-16 272	0	0	0	0	0	446 690
Cash flow hedges								
- valuation gain/losses taken to equity	0	35 847	0	-127 877	0	0	0	-92 030
- transferred to profit/loss for the period *	0	-5 548	0	19 814	0	0	0	14 266
Total income and expense recognized directly in equity	462 962	14 027	0	-108 063	0	0	0	368 926
Profit for the period	0	0	0	0	0	0	1 952 579	1 952 579
Total income and expense in the period	462 962	14 027	0	-108 063	0	0	1 952 579	2 321 505
At September 30, 2008	122 897	78 234	-33 174	-130 552	234 256	-49 918	3 742 096	3 963 839
In the period								
To REC ASA shareholders	463 020	14 027	0	-108 063	0	0	1 952 582	2 321 566
Minority interest	-58	0	0	0	0	0	-3	-61
Total change in period	462 962	14 027	0	-108 063	0	0	1 952 579	2 321 505
SEPTEMBER 30, 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-328 373	31 811	0	0	0	0	0	-296 562
Cash flow hedges								
- valuation gain/losses taken to equity	0	-64 903	0	231 691	0	0	0	166 788
- transferred to profit/loss for the period *	0	5 818	0	-20 781	0	0		-14 963
Total income and expense recognized directly in equity	-328 373	-27 274	0	210 910	0	0	0	-144 737
Profit for the period	0	0	0	0	0	0	918 517	918 517
Total income and expense in the period	-328 373	-27 274	0	210 910	0	0	918 517	773 780
At September 30, 2007	-336 786	31 011	-24 557	89 752	210 934	-49 918	1 374 681	1 295 117
YEAR 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-331 652	33 089	0	0	0	0	0	-298 563
Actuarial gain/loss on defined benefit pension schemes	0	480	-8 617	0	0	0	0	-8 137
Effect of EverQ acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges								0
- valuation gain/losses taken to equity	0	-30 139	0	107 569	0	0	0	77 430
- transferred to profit/loss for the period *	0	2 492	0	-8 900	0	0	0	-6 408
Total income and expense recognized directly in equity	-331 652	5 922	-8 617	98 669	23 322	0	0	-212 356
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total income and expense in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the income statement:**

(NOK IN THOUSAND)	Sep 30 2008	Sep 30 2007	Year 2007
Revenues	7 005	1 233	34 987
Cost of materials	-26 819	19 548	-26 087
Total	-19 814	20 781	8 900

EQUITY
REC GROUP

	Attributable to equity holders of REC ASA					
(NOK IN THOUSAND)	Total paid in capital	Other equity	Recognized income & expense	Total	Minority interest	Total equity
SEPTEMBER 30, 2008						
At January 1, 2008	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 059
Equity share option plan	0	2 007	0	2 007	0	2 007
Total recognized income and expense	0	0	2 321 566	2 321 566	-61	2 321 505
At September 30, 2008	9 043 156	1 073 117	3 964 015	14 080 286	285	14 080 571
SEPTEMBER 30, 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	773 778	773 778	2	773 780
At September 30, 2007	9 043 155	1 071 110	1 295 115	11 409 380	463	11 409 843
YEAR 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	Q3 2008	Q3 2007**	SEP 30 2008	SEP 30 2007**	DEC 31 2007
Cash flows from operating activities					
Profit/loss before tax	1 761 316	56 612	2 797 183	1 361 754	1 977 347
Income taxes paid	-108 573	-103 849	-556 706	-165 683	-365 020
Depreciation, amortization and impairment	173 595	148 177	509 906	412 921	584 581
Associated companies	1 471	7 095	4 871	19 297	45 463
Changes in receivable and prepayments	-226 811	100 779	-500 273	-108 715	-130 187
Changes in inventories	-163 336	-95 661	-314 478	-111 764	-172 798
Changes in payables and prepaid expenses	113 614	-6 537	227 107	-118 119	115 421
Changes in derivatives	-885 105	308 121	-697 820	445 425	606 124
Currency effects not operating activities	-250 181	338 485	-134 239	412 826	369 342
Other items	-3 695	-64 661	44 501	-50 548	24 841
Net cash flows from operating activities	412 295	688 562	1 380 052	2 097 394	3 055 114
Cash flows from investing activities					
Net change in shares, finance receivables and restricted cash	8 658	-1 120	-389 763	-162 660	-171 458
Proceeds from sale of property, plant and equipment and intangible assets	47	-5 855	185	-722	2 360
Payments for property, plant and equipment and intangible assets	-2 447 291	-1 146 072	-6 252 009	-2 745 046	-4 301 550
Proceeds from investment grants	2 600	22 225	2 600	45 824	45 825
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased	0	0	0	0	-28 369
Net cash flows from investing activities	-2 435 986	-1 130 822	-6 638 987	-2 862 604	-4 453 192
Cash flows from financing activities					
Repayment of equity	0	0	0	-916	-916
Repayment of borrowings	-272 032	3 814	-493 793	-269 789	-343 400
Proceeds from borrowings	2 698 901	31 504	2 764 047	503 520	598 735
Net cashs flow from financing activities	2 426 869	35 318	2 270 254	232 815	254 419
Effect on cash and cash equivalents of changes in foreign exchange rates	99 873	-257 933	57 797	-355 650	-336 991
Net increase/decrease in cash and cash equivalents	503 050	-664 875	-2 930 885	-888 045	-1 480 651
Cash and cash equivalents at beginning of the period*	2 360 960	7 052 378	5 794 897	7 275 548	7 275 548
Cash and cash equivalents at the end of the period*	2 864 010	6 387 503	2 864 010	6 387 503	5 794 897

*Compared to the quarterly report for the third quarter 2007, restricted bank accounts have been reclassified and is no longer part of cash and cash equivalents.
**Compared to the quarterly report for the third quarter 2007, prepayments from EverQ to SGS has been reclassified in the cash flow statement. This has affected reported cash flows from investing and financing activities, net decrease in cash and cash equivalents as well as cash and cash equivalents at the end of the period.

SEGMENT INFORMATION
THIRD QUARTER

(NOK IN MILLION)	Revenues 2008	2007	Growth	of which external 2008	2007	Growth
REC Silicon	730	597	22 %	424	313	36 %
REC Wafer	942	987	−5 %	681	867	−22 %
REC Solar	666	208	220 %	664	208	219 %
Other Operations	157	98	nm	150	92	nm
Eliminations	−576	−411	nm	0	0	nm
Total	1 919	1 480	30 %	1 919	1 480	30 %

(NOK IN MILLION)	EBITDA 2008	Margin	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	392	54 %	304	51 %	351	48 %	262	44 %
REC Wafer	244	26 %	359	36 %	169	18 %	290	29 %
REC Solar	54	8 %	25	12 %	9	1 %	14	7 %
Other Operations	−7	nm	−31	nm	−19	nm	−56	nm
Eliminations	28	nm	−15	nm	28	nm	−15	nm
Total	711	37 %	643	43 %	537	28 %	495	33 %

YEAR TO DATE SEPTEMBER 30

(NOK IN MILLION)	Revenues 2008	2007	Growth	of which external 2008	2007	Growth
REC Silicon	2 012	1 859	8 %	1 154	966	19 %
REC Wafer	3 411	3 135	9 %	2 568	2 782	−8 %
REC Solar	1 643	809	103 %	1 638	809	103 %
Other Operations	475	231	nm	451	212	nm
Eliminations	−1 730	−1 265	nm	0	0	nm
Total	5 811	4 768	22 %	5 811	4 768	22 %

(NOK IN MILLION)	EBITDA 2008	Margin	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	1 017	51 %	995	54 %	885	44 %	865	47 %
REC Wafer	1 255	37 %	1 314	42 %	1 025	30 %	1 122	36 %
REC Solar	118	7 %	166	21 %	7	0 %	134	17 %
Other Operations	−20	nm	−72	nm	−56	nm	−131	nm
Eliminations	−28	nm	−78	nm	−28	nm	−78	nm
Total	2 342	40 %	2 324	49 %	1 833	32 %	1 911	40 %

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q2 2007*	Q3 2007*	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Revenues	1 673	1 480	1 874	1 771	2 121	1 919
EBITDA	812	643	848	742	889	711
EBITDA – margin	49 %	43 %	45 %	42 %	42 %	37 %
EBIT	679	495	677	579	716	537
EBIT – margin	41 %	33 %	36 %	33 %	34 %	28 %
Net financial items	-8	-438	-61	-251	-8	1224
Profit/loss before tax	671	57	616	327	708	1 761
Earnings per share, basic and diluted, in NOK	0,94	0,05	0,84	0,43	1,00	2,52
Expansion costs	25	66	55	82	93	122
Adjusted EBITDA	837	709	903	824	982	834
Adjusted EBITDA – margin	50 %	48 %	48 %	47 %	46 %	43 %

* The first three quarters of 2007 have been restated due to reclassification of embedded derivaties.

QUARTERLY INFORMATION – REC SILICON

(NOK IN MILLION)	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Revenues	627	597	637	652	630	730
EBITDA	326	304	352	319	307	392
EBITDA – margin	52 %	51 %	55 %	49 %	49 %	54 %
Expansion costs	8	41	17	50	45	42
Adjusted EBITDA	334	345	369	369	351	433
Adjusted EBITDA – margin	53 %	58 %	58 %	57 %	56 %	59 %
Polysilicon production in MT*	1 443	1 514	1 428	1 544	1 452	1 528
Polysilicon sale in MT	1 454	1 408	1 429	1 588	1 474	1 589
Silane gas sale in MT	312	352	340	378	448	487

*Polysilicon production in Q2 2008 includes 70 MT of granular "starter-bed" material, not for sale. Quarterly distribution of polysilicon production for 2007 has been adjusted. Total 2007 production is unchanged.

QUARTERLY INFORMATION – REC WAFER

(NOK IN MILLION)	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Revenues	1 131	987	1 225	1 209	1 260	942
EBITDA	485	359	499	492	519	244
EBITDA – margin	43 %	36 %	41 %	41 %	41 %	26 %
Expansion costs	0	2	7	13	25	47
Adjusted EBITDA	485	361	506	505	544	291
Adjusted EBITDA – margin	43 %	37 %	41 %	42 %	43 %	31 %
Wafer production in MW (at 15,0% cell efficiency)	121	106	132	137	140	106
Mono ingot production in MW (at 20,0% cell efficiency)	10	10	9	9	11	8
Total production in MW	131	116	141	146	151	114
Wafer sale in MW (at 15,0% cell efficiency)	120	106	131	136	139	104
Mono ingot sale in MW (at 20,0% cell efficiency)	10	10	9	9	11	8
Total sale in MW	130	116	140	145	150	112

QUARTERLY INFORMATION – REC SOLAR

(NOK IN MILLION)	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Revenues	292	208	308	340	636	666
EBITDA	54	25	5	20	44	54
EBITDA – margin	19 %	12 %	2 %	6 %	7 %	8 %
Expansion costs	10	14	25	17	20	21
Adjusted EBITDA	64	39	30	37	64	75
Adjusted EBITDA – margin	22 %	19 %	10 %	11 %	10 %	11 %
Cell production in MW	12	12	12	15	31	38
Module production in MW	11	9	11	14	20	19
Contract manufacturing MW	0	0	0	0	0	2
Cell sale in MW	11	12	13	15	31	38
Module sale in MW	12	8	11	13	20	18

FINANCIAL EFFECTS EMBEDDED DERIVATIVES
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

	Accumulated 2007				Accumulated 2008		
(NOK IN THOUSAND)	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31	JUN 30	SEP 30
EBITDA	0	0	0	28 177	21 612	52 689	58 495
Net financial items	-147 478	-193 007	-587 179	-642 032	-225 532	-280 880	925 988
Income tax expense/benefit	41 294	54 042	164 410	171 879	57 098	63 893	-275 655
Profit/loss for the period	-106 184	-138 965	-422 769	-441 976	-146 822	-164 297	708 828
Earnings per share	-0.21	-0.28	-0.86	-0.89	-0.30	-0.33	-0.33

	Per quarter 2007				Per quarter 2008		
(NOK IN THOUSAND)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
EBITDA	0	0	0	28 177	21 612	31 077	5 806
Net financial items	-147 478	-45 529	-394 172	-54 853	-225 532	-55 348	1 206 868
Income tax expense/benefit	41 294	12 748	110 368	7 469	57 098	6 796	-339 549
Profit/loss for the period	-106 184	-32 781	-283 804	-19 207	-146 822	-17 475	873 125
Earnings per share	-0.21	-0.07	-0.57	-0.04	-0.30	-0.04	1.77

See "financial items" for a description of embedded derivatives.

DEFINITIONS

Constant currency
Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and EverQ (Germany) from their functional currencies to NOK. The exchange rates for the third quarter and the first nine months of 2007 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

Expansion costs
Expansion costs primarily costs for early recuitment and training, as well as pre-commissioning activities until start of production.


REC is a significant player in the international solar energy industry; well positioned both upstream and downstream in the industry value chain.
REC Silicon
REC Wafer
REC Solar


Artbox
REC
Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99
www.recgroup.com

12 **REC 2008 Third Quarter Presentation.**


RECEIVED
2009 APR 21 P 12:23
FFICE OF INTERNATIONAL
CORPORATE FINANCE
Renewable Energy Corporation
PRESENTATION OF INTERIM RESULTS
3rd QUARTER 2008
Silicon Materials
Wafers
Cells
Modules
Systems
Oslo, October 21, 2008
President & CEO Erik Thorsen
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for Third Quarter 2008 results presentation held on October 21, 2008. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC


3rd Quarter Presentation
AGENDA
Financial review
Operational review
- REC Silicon
- REC Wafer
- REC Solar
Expansion update
CAPEX and financing
Outlook

Third quarter highlights

- Revenue growth of 30 percent
  - NOK 1,919 million versus NOK 1,480 million in Q3'07
- EBITDA growth of 11 percent
  - NOK 711 million versus NOK 643 million in Q3'07
  - EBITDA margin of 37 percent versus 43 percent in Q3'07
  - Expansion cost of NOK 122 million versus NOK 66 million in Q3'07
- EBIT growth of 9 percent
  - NOK 537 million versus NOK 495 million in Q3'07
- Pre-tax profit of NOK 1,761 million including a NOK 1,207 million gain on embedded derivatives
- Q3'08 is negatively affected by internal polysilicon constraints
- High contract activity
  - Signed NOK 8.5 billion worth of long-term wafer and silane gas contracts
  - Signed NOK 2.9 billion long-term contract for "powder and fines" in October 2008
  - Long-term external contract portfolio of more than NOK 60 billion in REC Silicon and REC Wafer through 2015
- All expansion projects running as planned and financing secured

REC

3rd Quarter Presentation

REC Group: Financial highlights

Revenues
NOK million



2 500
2 000
1 500
1 000
500
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	872	1003	1139	1320
2007	1616	1673	1480	1874
2008	1771	2121	1919	
Growth:	**+10%**	**+27%**	**+30%**	**-**

EBITDA
NOK million

Margin: 37 % -6 %p



1 000
900
800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	380	387	522	676
2007	869	812	643	848
2008	742	889	711	
Growth:	**-15%**	**+10%**	**+11%**	**-**

EBIT
NOK million

Margin: 28 % -5 %p



800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	298	303	422	552
2007	737	679	495	677
2008	579	716	537	
Growth:	**-21%**	**+6%**	**+9%**	**-**

REC

REC Group: Condensed Income Statement

3rd Quarter Presentation

(NOK million)	Q3'08	Q3'07	Change	YTD'08	YTD'07	Change
Revenues	**1,919**	**1,480**	30%	**5,811**	**4,768**	22%
EBITDA	**711**	**643**	11%	**2,342**	**2,324**	1%
EBITDA-margin	*37%*	*43%*		*40%*	*49%*	
Adjusted EBITDA*	**834**	**709**	18%	**2,639**	**2,422**	9%
*Adjusted EBITDA-margin**	*43%*	*48%*		*45%*	*51%*	
EBIT	**537**	**495**	9%	**1,833**	**1,911**	-4%
EBIT-margin	28%	33%		32%	40%	
Net financial items	1,224	-438	N/M	965	-549	N/M
Profit before tax	**1,761**	**57**	3,011%	**2,797**	**1,362**	105%

Note: * Adjusted for expansion costs

REC

3rd Quarter Presentation

REC Group: Expansion costs Q3'08

(NOK million)	Q3'08	Q3'07	YTD'08	YTD'07
REC Silicon	42	41	136	52
REC Wafer	47	2	85	2
REC Solar	21	14	58	27
REC ASA and Site Services Ltd.	13	9	17	17
REC Group total	**122**	**66**	**297**	**98**

➔ Expansion cost primarily includes costs for early recruitment and training, etc. until start of production

REC

REC Group: Main currency effects

- Embedded derivatives; net financial item effect of NOK 1,207 million in Q3'08
  - Related to contracts denominated in a currency foreign to the contract parties
  - No cash flow effect nor economic value
- Translation effects; net EBITDA effect of NOK -32 million in Q3'08 vs Q3'07
  - Accounting effect when foreign operations are presented in NOK
  - Use average exchange rate in income statement and closing in balance sheet
- Transaction effects
  - Relatively balanced flow of currencies through REC, represent a natural hedge
  - Additionally, purchase/sale currency forward
    - Minimum 80 percent on a 12 month rolling basis
    - Lower beyond 12 months

REC

REC Group: Capital structure

3rd Quarter Presentation

Assets
NOK million


25000
20000
15000
10000
5000
0
44%
56%
7780
6388
2587
17322
2864
3320
74%
26%
30.09.2007
30.09.2008
Non-current assets
Cash and cash equivalents
Current assets

Equity and Liabilities
NOK million


25000
20000
15000
10000
5000
0
68%
32%
11410
2769
2576
14081
5723
3702
60%
40%
30.09.2007
30.09.2008
Share-holders Equity
Interest bearing liabilities
Non interest bearing liabilities

REC


Renewable
Energy
Corporation
OPERATIONAL REVIEW
REC

Third quarter production update

3rd Quarter Presentation



REC Silicon (Polysilicon)
MT
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Q3'07 Q4'07 Q1'08 Q2'08 Q3'08



REC Wafer
MW
160
140
120
100
80
60
40
20
0
Q3'07 Q4'07 Q1'08 Q2'08 Q3'08



REC Solar (cell and modules)
MW
Cell Module
40
35
30
25
20
15
10
5
0
Q3'07 Q4'07 Q1'08 Q2'08 Q3'08

  | October 21, 2008

REC

REC Silicon: Key figures

Revenues
NOK million



800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	521	525	539	542
2007	635	627	597	637
2008	652	630	730	
Growth:	**+3%**	**+0%**	**+22%**	**-**

EBITDA
NOK million

Margin: 54 % +3%p



450
400
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	242	207	295	319
2007	364	326	304	352
2008	319	307	392	
Growth:	**-12%**	**-6%**	**+29%**	**-**

  | October 21, 2008

REC

REC Silicon: Operational highlights

- Production up 1 percent
  - Production of 1,528 MT up from 1,514 MT in Q3'07
  - Slightly short of the Q3'08 target
  - Full-year production target remains at 6,600 MT
- Increase in sales
  - Average selling prices in the Q3'08 slightly higher than in the first half of 2008
  - Approx. 64 percent was shipped to REC companies in Q3'08
- Expansion costs lower than guided
  - Q3'08 expansion costs of NOK 42 million compared to NOK 41 million in Q3'07 and NOK 45 million in Q2'08

	Q3'08	Q3'07	Change
Production of Polysilicon (MT)	1,528	1,514	1%
Sale of Polysilicon (MT)	1,589	1,408	13%
Sale of Silane (MT)	487	352	38%
Internal polysilicon sales volume	64%	70%	

REC

Scope change to Silicon IV plant

- Will release 2,300 MT of silane through 2,000 MT less polysilicon conversion
- Leading position in the silane market with high entry barriers, high growth and good financial returns
  - In Q3'08 secured long-term take-or-pay contracts of close to USD 1 billion
- Additional investments in silane loading bays, storage tanks for liquid silane and general utilities
  - Total investment of USD 750 million vs. USD 485 million
- Improved NPV by >20%

Silane Gas market - 2008


Integrated Circuits
Displays
Photovoltaics
Other
33%
37%
26%
4%

Total market in 2008: ~3 000 MT

Source: REC estimate

REC

Signed "by-product" contract of USD 500 million

- USD 500 million seven-year take-or-pay agreement with Asian PV-company in October
- Supply of fine particulate silicon from the FBR-process "silicon powder"
- The "by-product" volumes are additional to the already communicated prime material volumes
- REC Silicon will receive a prepayment fee of USD 65 million before year end 2008


1.40mm
1.08mm
1.13mm
1.89mm

Granular polysilicon **prime** materiall

REC

REC Wafer: Key figures

3rd Quarter Presentation

Revenues
NOK million



1 400
1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2006	502	552	612	790
2007	1017	1131	987	1225
2008	1209	1260	942	
Growth:	+19%	+11%	-5%	-

EBITDA
NOK million

Margin: 26 % -10 %p



600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2006	168	170	192	295
2007	470	485	359	499
2008	492	519	244	
Growth:	+5%	+7%	-32%	-

  | October 21, 2008

REC

REC Wafer: Operational highlights

- Production down 2 percent
  - Production declined to 114 MW from 116 in Q3'07 and from 151 in Q2'08
  - 4 week shut down in July/August and less production prior to and after shut down
  - Lower yield as a result of training of new operators and use of secondary material
- Reduced sales volumes
  - Lower sales as a result of lower production compared to Q2'08
  - Average wafer prices at same level as in Q2'08
- Expansion costs below guided
  - Expansion costs of NOK 47 million in Q3'08, compared to NOK 2 million in Q3'07 and NOK 25 million in Q2'08

	Q3'08	Q3'07	Change
Production of Multicrystalline Wafers (MW)	106	106	0%
Production of Monocrystalline Ingots (MW)	8	10	-19%
Sale of Multicrystalline Wafers (MW)	104	106	-2%
Sale of Monocrystalline Ingots (MW)	8	10	-19%

  | October 21, 2008

REC

REC Solar: Key figures

Revenues
NOK million



	Q1	Q2	Q3	Q4
2006	120	180	273	301
2007	309	292	208	308
2008	340	636	666	
Growth:	+10%	+118	+220%	-

EBITDA
NOK million

Margin: 8 % -4 %p



	Q1	Q2	Q3	Q4
2006	17	32	65	81
2007	87	54	25	5
2008	20	44	54	
Growth:	-77%	-19%	+117%	-

REC

143

REC Solar: Operational highlights

3rd Quarter Presentation

- Production increased
  - Cell production was 38 MW, up from 12 MW in Q3'07
  - Module production of 19 MW, up from 9 MW in Q3'07
  - Contract manufacturing (modules) of 2 MW
- Sales
  - Selling prices in quarter was negatively impacted by sales to the US
  - ASP for modules in Q3'08 approximately 10 percent below average in '07
- Higher expansion cost than expected
  - Expansion costs of NOK 21 million in Q3'08 compared to NOK 14 million in Q3'07 and NOK 20 million in Q2'08

	Q3'08	Q3'07	Change
Production of Cells (MW)	38	12	214%
Production of Modules (MW)	19	9	108%
Contract manufacturing of Modules (MW)	2	0	N/M
Sale of Cells (MW)	38	12	223%
Sale of Modules (MW)	18	8	117%

 | October 21, 2008

REC

Solid take-or-pay contract portfolio

- Wafer-, polysilicon- and silane volumes for 2009 are sold out
- Signed with leading industry players worldwide
- Pre-determined prices and volumes
- Security of bank guarantees or pre-payments for up to 15%
- At October end – total remaining external contract base amounts to NOK ~60 billion
  - Contract base does not include REC Solar sales volumes

Take-or-pay contract backlog, as at October 21, 2008
NOK million


REC Silicon
REC Wafer
36 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Remaining '08
'09
'10
'11-'15

 October 21, 2008

REC


Renewable
Energy
Corporation
EXPANSIONS
REC


REC Silicon: Current expansion in Moses Lake
3rd Quarter Presentation
REC



OLD PLANT (Siemens based)
SILICON III
SILICON IV
REC


REC
FBR REACTORS
GAS PLANT

REC Group: Singapore project status

3rd Quarter Presentation


REC


REC


REC

Expansion project management

REC Silicon		Ramp-up	Schedule	Cost	Comments
+ Moses Lake	6,500 MT	Q4'08-Q2'09	●	●	Based on revised plan in February '08
+ Butte de-bottlenecking (remaining)	1,000 MT	Q4'09	●	●	Postponed until 2009 as communicated
+ Moses Lake (+ 2,300 MT silane)	4,000 MT	Q4'09	●	●	Revised scope as communicated
= **Sum**	**11,500 MT**				

REC Wafer		Ramp-up	Schedule	Cost	Comments
+ Herøya III + IV	650 MW	Q4'08-Q4'09	●	●	According to schedule and budget
+ Herøya upgrade	100 MW	Q4'09-Q1'10	●	●	Startup of project postponed
+ Glomfjord (multi)	100 MW	Q2'08-Q4'08	●	●	According to schedule and budget
+ Glomfjord (mono)	275 MW	Q2'08-Q2'10	●	●	According to schedule and budget
+ Singapore (Phase I)	740 MW	Q2'10-Q2'11	●	●	According to plan
= **Sum**	**1,875 MW**				

REC Solar		Ramp-up	Schedule	Cost	Comments
+ Narvik (Cell)	180 MW	Q1'08-Q3'08	●	●	Slight delay/slower ramp, as communicated
+ Glava (Module)	55+50 MW	Q1'08-Q4'08	●	●	Slight delay/slower ramp, as communicated
+ Singapore (Phase I) (Cell and module)	550+590 MW	Q1'10-Q1'11	●	●	According to plan
= **Sum**	**730+700 MW**				

  | October 21, 2008


Renewable
Energy
Corporation
CAPEX AND FINANCING
REC

Approved CAPEX fully funded

3rd Quarter Presentation

- Corporate credit lines:
  - NOK ~6 billion debt facility signed in 2006
    - Supported by a seven bank syndicate
  - NOK ~10 billion debt facilities signed in June 2008
    - Supported by a 20 bank syndicate
    - Syndication completed September 30, '08
- NOK >1 billion undrawn in existing debt facility from 2006
- NOK ~3 billion in cash and equivalents
- Future operational cash flow will also contribute to fund expansions

REC Group CAPEX
NOK Million



CAPEX approved projects
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Q4'08e
2009e
2010e
2011e

REC


Renewable Energy Corporation
OUTLOOK
CONTINUOUS
REC
REC

Risks and mitigation

3rd Quarter Presentation

- Long term market demand and outlook remains strong
- Solar project investments are capital intensive and could be impacted by cost and availability of financing
- The current financial turmoil does impact short/medium term availability of credit/financing and increases the risk related to medium-term industrial demand, and consequently also the demand for PV
- REC is closely monitoring this situation and will take relevant actions to respond to market dynamics while maintaining long term strategic focus. Measures could include:
  - Restructuring of capital expenditure programs
    - Herøya upgrade program postponed and contract manufacturing will replace volume in the short term
  - Optimizing liquid funds and credit facilities

REC

Outlook summary for Q4'08 and full year

3rd Quarter Presentation

	Q4'08e	Q4'07	2008e	2007
REC Silicon				
Polysilicon production (MT)	~2,050	1,428	~6,600	5,780
Change in price compared with 2007 (in %)	Slightly higher		Slightly higher	
Expansion cost (NOK million)	~60	17	~200	69
REC Wafer				
Production (MW)	~175	141	~590	506
Change in price compared with 2007 (in %)	<-3		<-3	
Expansion cost (NOK million)	~110	7	~200	9
REC Solar				
Production (MW Cells/Modules)	~50/30	12/11	~135/85	47/42
Change in price compared with 2007 (in %)	~>-7		~>-7	
Expansion cost (NOK million)	~5	25	~70	52
REC Group				
Revenues		1,874	~+25%	6,642
Expansion cost (NOK million)	~200	55	~500	153

  | October 21, 2008

REC

Growth scenario through 2009

Production of Poly and Silane
(MT)


Silane gas*
Polysilicon
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
CAGR = ~30%
2006
2007
2008e
2009e

Production of Wafers
(MW)


1 200
1 000
800
600
400
200
0
CAGR = >50%
2006
2007
2008e
2009e

Production of Cells (Modules)
(MW)


250
200
150
100
50
0
CAGR = >80%
2006
2007
2008e
2009e

* Silane gas allocated for sale in the merchant market

REC



Renewable Energy Corporation
WELCOME BACK
4th quarter 2008 – February 18, 2009
REC

13 **Press Release: REC ASA – Mandatory Notification of Trade.**

MeldingsID: 221733	
Innsendt dato:	28.10.2008 16:35
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Mandatory notification of trade
Meldingstekst:	Primary insider Gøran Bye (Executive Vice President, REC Silicon) has today through his wholly owned company SchoutByNacht AS purchased 4,400 shares in Renewable Energy Corporation ASA at an average price of NOK 48.61 per share. After this transaction Mr. Bye and related parties hold 34,800 shares and 22,558 share options (strike price 178.59) in the company. This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

14 **Press Release: Report of Significant Shareholdings.**

MeldingsID: 222182	
Innsendt dato:	31.10.2008 17:10
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	FLAGGING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Renewable Energy Corp AS (Form) 31 Oct 08 .pdf
Tittel:	Report of Significant Shareholdings
Meldingstekst:	In accordance with the requirements of the Norwegian Securities Regulation of 29 June 2007, we hereby notify you that the person or persons that are listed on Schedule A attached to this letter hold the shares of capital stock of Renewable Energy Corp AS as set forth opposite their names. Collectively, these shares represent less than 5% of the shares and voting rights of Renewable Energy Corp AS, requiring notification to you pursuant the Act. The date on which the 5% threshold was crossed is 30 October 2008. The 5% threshold was crossed by means of sales of 1,984,690 shares on the stock exchange. As a consequence, the number of shares held or deemed to be held by the shareholder is 24,670,067 (4.99%). As described in more detail on attached Schedule A, the persons holding such shares are mutual funds, unit trusts, pension plans, profit sharing plans and other accounts (collectively, the `Funds`). The Funds are managed by investment advisory companies

(collectively, the `Advisors`). The Advisors are
direct or indirect subsidiaries of two holding
companies: (1) FMR LLC, a corporation
organized
under the laws of Delaware in the United States
(`FMR LLC`), or (2) FIL Limited, a Bermuda
company
(`FIL`). FMR LLC and FIL may be considered to
be
affiliated with each other because certain
shareholders of FMR LLC are also shareholders
of
FIL.

Notwithstanding that FMR LLC and/or FIL may
be
deemed to control less than 5% of the shares
and
voting rights of Renewable Energy Corp AS
because
of their ownership interest in the Advisors, this
notification is not intended to indicate that
either FMR LLC or FIL, or the Advisors or the
Funds
listed on Schedule A act as a group or act in
concert with respect to the shares of Renewable
Energy Corp AS.

Schedule A

Security: Renewable Energy Corp AS

FUND NAME	MANAGEMENT COMPANY	SHARES HELD
BAYVK A1 FIDELITY	FIL	36,200
PE MM STONE	FIL	111,500
EUROPEAN EQUITY MKT NEUT LONG	FIL	182,702
FERP - INDUSTRIALS PILOT FUND	FIL	2,275
FID POC GBL REAL ASSETS PLT FD	FIL	1,290
FID FDS - EURO BLUE CHIP POOL	FIL	502,400
FID FDS - GL INDUSTRIALS PL	FIL	79,100
FIDELITY EUROPEAN OPP FND 1992	FIL	600,100
VIP III BALANCED EQUITY SUB	FMRCO	82,000
FIDELITY ENERGY CENTRAL FD	FMRCO	126,300
FA DIVERSIFIED STOCK FUND	FMRCO	750,000
FID DIVIDEND GROWTH FUND	FMRCO	761,600
SELECT ELECTRONIC INTL EQ SUB	FMRCO	29,000
SELECT ELECTRONICS US EQ SUB	FMRCO	300,000
SELECT ENERGY	FMRCO	390,200
SELECT ENERGY SERVICES	FMRCO	201,400
FA DIVIDEND GROWTH	FMRCO	99,500
FA DIVERSIFIED INTERNATIONAL	FMRCO	1,386,400
FA ELECTRONICS US EQ SUB	FMRCO	4,100
FA GLOBAL CAP APP INTL EQ SUB	FMRCO	7,900
FID DIVERSIFIED INTRNTNL SUB A	FMRCO	4,700,000
FID AGGRESSIVE INTL FUND	FMRCO	153,800
FIDELITY SMALL CAP STOCK FUND	FMRCO	993,800
WORLDWIDE NON-US EQUITY SUB	FMRCO	20,100
FA INTL CAPITAL APPRECIATION	FMRCO	96,500
FID INTL EQ CF INDUSTRIALS SUB	FMRCO	197,000
FID INTL DISCOVERY FUND	FMRCO	320,400
INTL SMALL CAP OPPORTUNITIES	FMRCO	277,700
MAGELLAN FUND	FMRCO	6,341,800
FID NEW MILLENNIUM FUND	FMRCO	1,289,900
SELECT NATURAL GAS FUND	FMRCO	649,700
SELECT NATURAL RESOURCES	FMRCO	258,900
FA ENERGY	FMRCO	124,800
GROWTH & INCOME FUND	FMRCO	3,500,000
VIP INTERNATIONAL CAP APP FUND	FMRCO	18,700
VIP ENERGY	FMRCO	73,000

15 **Press Release: Purchase of Own Shares/Mandatory Notification.**

MeldingsID: 222327	
Innsendt dato:	04.11.2008 06:46
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Purchase of own shares/mandatory notification
Meldingstekst:	

Sandvika, November 3, 2008; As part of the employee share purchase program, approved by the Annual General Meeting 19 May, 2008, Renewable Energy Corporation ASA has on November 3, 2008 purchased 294,200 shares at a price of NOK 69.36 per share which corresponds to the weighted average market share price on November 3, 2008.

After this transaction, and before allocating the shares to the employees, Renewable Energy Corporation ASA holds 294,200 treasury shares.

The shares will be allocated during November to the employees having subscribed for shares under the employee share purchase program.

As part of the REC as part of the share purchase program for employees, eight primary insiders in Renewable Energy Corporation ASA purchased shares at a price of NOK 69.36 before the discount offered to the employees.

Primary insider Ingelise Arntsen, Executive Vice President - REC Wafer purchased 505 shares.

After this transaction Ms. Arntsen and related parties hold 2,005
shares and 25,507 share options (strike price 178.59) in the company.

Primary insider Einar Kilde, Executive Vice President - REC Projects
purchased 505 shares.
After this transaction Mr. Kilde and related parties hold 505 shares
and 24,064 share options (strike price 178.59) in the company.

Primary insider Jørn Mobæk, employee representative on the Board of
Directors, purchased 505 shares. After this transaction Mr. Mobæk and
related parties hold 605 shares in the company.

Primary insider Unni Iren Kristiansen, employee representative on the
Board of Directors, purchased 505 shares. After this transaction Ms.
Kristiansen and related parties hold 2,005 shares in the company.

Primary insider Mona Christine Stensvik, employee representative on
the Board of Directors, purchased 505 shares. After this transaction
Ms. Stensvik and related parties hold 805 shares in the company.

Primary insider Rolf Birger Nilsen, employee representative on the
Board of Directors, purchased 505 shares. After this transaction Mr.
Nilsen and related parties hold 505 shares in the company.

Primary insider Nora Berg, executive assistant, purchased 433 shares.
After this transaction Ms. Berg and related parties hold 433 shares
in the company.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

16 **Press Release: Mandatory Notification of Trade.**

MeldingsID: 222418	
Innsendt dato:	04.11.2008 17:11
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Mandatory notification of trade
Meldingstekst:	As part of the employee share purchase program, primary insider Kristine Ryssdal (SVP & Chief Legal Officer) has purchased 505 shares. After this transaction Ms. Ryssdal and related parties hold 505 shares and 14,279 share options (strike price 178.59) in the company. This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act) This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

17 **Press Release: REC ASA – Update on Polysilicon Expansion.**

MeldingsID: 225321	
Innsendt dato:	15.12.2008 06:47
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Update on polysilicon expansion (`Plant III`)
Meldingstekst:	Sandvika, December 15, 2008: REC has, in early December, formally accepted and taken control over the entire FBR-area and all related equipment at the new plant under construction in Moses Lake, Washington. The first reactor test runs have been successfully completed. However, during final stages of the commissioning in the silane gas production area, REC encountered quality issues with certain standard prefabricated carbon steel pipes. Control measures and repairs were initiated immediately. Based on the final conclusions of the analysis undertaken during the last few days, start-up of the silane production will be delayed until late January 2009. This will negatively affect production of polysilicon and, to some extent, wafers and solar cells in 2008 and early 2009. Although the FBR-area has been accepted and taken over by REC, the company`s mechanical integrity inspections have revealed quality concerns relating to prefabricated carbon steel pipe welds in the silane gas section. The level of weld defects is above industry standard, and the quality falls outside the guaranteed standard delivery specifications for these `off-the-shelf` pipes. All defect pipes have been supplied by one particular pipe fabricator with `seal of approval`. The

supplier has now taken full responsibility and has accepted to cover costs related to necessary weld
repairs to ensure a safe startup.

Further, REC has, together with Fluor and a third party engineering firm, spent the last few days finalizing the analysis related to the total extent of the issue. Based on current weld repair rate and
the conclusion of the analysis, start up of commercial production is moved to the end of January 2009. With the exception of the weld repairs, the construction of the plant is currently complete.

`As a responsible producer we have a rigorous mechanical integrity program which allowed us to discover the defective workmanship. The delay is obviously very unfortunate given our tight polysilicon situation, and we are working hard to mitigate and limit consequences as much as possible,` says Erik Thorsen, President & CEO of REC.

Simultaneously, start-up activities continue in the FBR section of the plant. Last week, the first two reactors were started on inert gas. This confirms that control systems and reactor characteristics are working in line with expectations. Next week, REC intends to start running full tests of the FBR reactors on silane gas from existing plants.

`As we have taken over the FBR-section of the plant, we will continue to prepare for startup of commercial production and the coming ramp-up period
in parallel with the ongoing weld repairs. We remain comfortable with FBR from a technology perspective and its low cost and high quality capabilities. However, there is always risks related to starting up new technology`, says Erik Thorsen.

Plant III was previously scheduled to produce up to
400 MT of polysilicon by the end of 2008. Given an
expected start-up of commercial production towards
the end of January 2009, the 2008-production will be reduced to only minor test volumes. For 2009, the production is expected to be approximately 5,000 MT. The plant is designed for an annual production capacity of 6,500 MT.

REC will host an analyst Q&A conference call today

at 15:00 CET. Dial inn details will be distributed during the morning.

For more information, please contact;
Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry.
REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million.
Please also see www.recgroup.com.

18 **Press Release: Q&A Dial In.**

MeldingsID: 225365	
Innsendt dato:	15.12.2008 10:28
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	Q&A dial inn details
Meldingstekst:	

REC will host an analyst Q&A conference call today at 15:00 CET in connection with this mornings announcement "Update on polysilicon expansion (Plant III)". Please make sure to dial inn at least 5 minutes ahead of time to finalize your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be made available. To access, please dial +47 67 89 40 91 and use the following procedure:

1. Type account number 1574 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 574 followed by # (pound-sign) and press 1 to play

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC

Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

19 **Press Release: REC ASA Secures USD 340 Million Wafer Sales Contract.**

MeldingsID: 227155	
Innsendt dato:	16.01.2009 10:58
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	AVTALER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Secures a USD 340 Million wafer sales contract
Meldingstekst:	

Sandvika, January 16, 2008: REC has entered into a long-term agreement for supply of multi crystalline silicon wafers to LG Electronics Inc. Under the agreement, REC will until 2014 deliver wafers worth more than USD 340 million (~NOK 2.2 billion).

REC Wafer, the world's leading manufacturer of multicrystalline silicon wafers, has signed a long-term agreement with LG Electronics Inc. in Korea for the supply of multi crystalline wafers. The agreement, which runs until 2014, is structured as a take-or-pay contract with pre-determined prices and volumes for the entire contract period. The contract has an estimated value of more than USD 340 million (~NOK 2.2 billion).

"We are happy to sign a new long-term contract with one of the leading electronics companies in the world. REC's total contract portfolio, in excess of NOK 60 billion, provides a reasonable visibility on future revenues", says Erik Thorsen, President & CEO.

The deliveries will start with limited volumes in

2010 and increase
over the contract period. Prices are in line with earlier signed
contracts and are predetermined to go down over time also depending
on customer's ability to utilize thinner wafers. Other commercial
terms also falls within the standard REC contract framework.

"We are proud to include LG Electronics to our customer portfolio.
This provides us with an exciting opportunity to learn from their
extensive mass production and product development capabilities", says
Ingelise Arntsen EVP of REC Wafer.

About REC
REC is uniquely positioned as one of the most integrated company in
the solar energy industry. REC Silicon and REC Wafer are the world's
leading producer of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

For further information please contact:
Erik Thorsen, President & CEO; +47 907 56 685
Jon André Løkke, SVP & Investor Relations Officer; +47 907 44 949

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

20 **Press Release: REC ASA – Tore Torvund Joins REC Group Management.**

MeldingsID: 227577	
Innsendt dato:	26.01.2009 08:02
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Tore Torvund joins REC Group Management
Meldingstekst:	

Gøran Bye, Executive Vice President in the REC Group, will be leaving the company, with his departure anticipated sometime in February 2009. Mr. Bye has for more than six years provided leadership to REC Silicon as CFO (2002-2005) and President (2005-present). He has taken REC Silicon through several critical phases of development, from the acquisition of ASiMI, restructuring of the combined silicon operations and extensive growth and construction of new capacity. His latest achievement will be the new silicon plant based on the FBR technology.

Tore Torvund has been employed as Executive Vice President in the REC Group with the responsibility to lead REC Silicon's operations. Mr. Torvund will be a member of the REC Group Management Team reporting to REC Group President & CEO Erik Thorsen.

Tore Torvund has a Master of Science degree from the Norwegian University of Science and Technology (NTNU). He has for more than twenty years held senior executive positions in the oil and gas industry. Mr. Torvund was Executive Vice

President responsible for
Norsk Hydro's Oil & Gas Division from 2000 until the merger with
Statoil in October 2007. In this same period of time, he was a member
of Norsk Hydro's Corporate Executive Committee.

After the merger and until October 2008, Tore Torvund was Executive
Vice President responsible for the company's operations on the
Norwegian continental shelf and a member of StatoilHydro's Corporate
Executive Committee.

"I am very pleased that Tore Torvund has accepted to join REC", says
Erik Thorsen, the President and CEO of REC. "With his extensive
operational experience from large, international organizations, we
strongly believe that he will bring in critical know-how and
competencies that are essential to accomplish REC's strong,
international growth strategy. I would also like to thank Gøran Bye
for his significant contributions to the development and growth of
REC Silicon, and wish him all the best in his future endeavors", says
Mr.Thorsen.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

21 **Press Release: REC ASA – Moses Lake "Plant III" Start-Up Schedule.**

RECEIVED 2009 ... P 12: 24

MeldingsID: 228425	
Innsendt dato:	09.02.2009 08:53
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Moses Lake "Plant III" start-up schedule
Meldingstekst:	

Sandvika, February 9, 2009: The weld repair work announced on December 15, 2008 will be completed early this week. The extent of repairs was almost double of what was projected, and have consequently taken much longer than expected.

Following the completion of the repairs, a final process of systems checks and start-up procedures will be initiated, before the plant is expected to start commercial production in the second half of March.
This revised start-up schedule should have limited negative effect on the production level further downstream in REC in the first quarter as long as external sourcing of polysilicon continues successfully.

"As previously stated, start-up and ramp-up of a large chemical plant is a complex task, and some interruptions should be expected in an early phase. We hope, however, that our extensive testing and preparations will reduce this risk to some extent", says Erik Thorsen, President & CEO.

Despite the delayed start-up, and based on a smooth ramp-up of the
new plant, total targeted production for 2009 should end in the range
of 10,000 - 11,000 MT.

An update will be given when the company presents its interim results
for the fourth quarter 2008 on February 18, 2008.

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com.

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

22 **Press Release: REC ASA – Presentation of Forth Quarter 2008.**

MeldingsID: 228426	
Innsendt dato:	09.02.2009 08:56
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the fourth quarter 2008
Meldingstekst:	

Morning program:
REC will release its fourth quarter results for 2008 on Wednesday
February 18, 2009 just after 07:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC will give a
presentation and other members of the management team will also be
present. The presentation will take place at 08:00 hrs Norwegian
time/CET at the conference centre Oslo Konserthus, Munkedamsveien 14,
0250 Oslo (www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 3132724):

Norway free call: 800 19 640
UK free call: 0800 028 1299
USA free call: 1888 935 4577
International dial in: +44 (0)20 7806 1967

Afternoon program:
REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44
949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2007 of NOK 6,642 million and an operating
profit of NOK 2,588 million. Please also see www.recgroup.com

23 **Press Release: REC ASA – Fourth Quarter 2008.**

MeldingsID: 229125	
Innsendt dato:	18.02.2009 07:00
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Q4 2008 results.pdf
Tittel:	REC ASA - 4th quarter 2008
Meldingstekst:	

Sandvika, February 18, 2008: Renewable Energy Corporation ASA (REC) reported revenue of NOK 2,380 million in the fourth quarter 2008, an increase of 27 percent from NOK 1,874 million in the fourth quarter 2007. For the full year 2008, revenue increased by 23 percent to NOK 8,191 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 936 million in the fourth quarter 2008, which was an increase of 10 percent from NOK 848 million in the fourth quarter 2007. The EBITDA margin of 39 percent in the fourth quarter 2008 compares with 45 percent in the same quarter last year.

For the full year 2008, EBITDA increased by three percent to NOK 3,279 million, and the EBITDA margin decreased by eight percentage-points to 40 percent.

The operating profit (EBIT) was NOK 696 million in the fourth quarter, compared to NOK 677 million in the same quarter in 2007, and the EBIT margin decreased to 29 percent from 36

percent. For the full
year 2008 the EBIT was NOK 2,529 million, compared to NOK 2,588
million in 2007, representing a decrease of two percent.

REC reported net financial items of NOK 885 million in the fourth
quarter, including net gains on derivatives of NOK 759 million. In
the same quarter last year, net financial items were a negative NOK
61 million, including net losses on derivatives of NOK 90 million.
Net financial items for the full year 2008 were NOK 1,850 million,
compared to a negative of NOK 610 million in 2007.

Including these effects, profit before tax was NOK 1,581 million in
the fourth quarter 2008, compared to NOK 616 million in the fourth
quarter 2007. Profit before tax for the full year 2008 was NOK 4,379
million, compared to NOK 1,977 million in 2007.

Earnings per share were NOK 2.25 in the fourth quarter 2008 and 6.20
for the full year. This compares to NOK 0.84 in the fourth quarter
2007 and NOK 2.70 for the full year 2007, on both a basic and diluted
basis.

Please see the attachments on
www.newsweb.no

On the release day, Wednesday February 18, President and CEO Erik
Thorsen of REC ASA will give a presentation and other members of the
management team will also be present. The presentation will take
place at 08:00 hrs Norwegian time/CET at the conference centre Oslo
Konserthus, Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from:
www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 3132724):

Norway free call: 800 196 40
UK free call: 0800 028 1299
USA free call: 1888 935 4577
International dial in: +44 (0)20 7806 1967

Afternoon program:
REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by #
(pound-sign) and press 1 to play

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2008 of NOK 8,191 million and an operating
profit of NOK 2,529 million. Please also see www.recgroup.com

24 **REC 2008 Fourth Quarter Report.**

MeldingsID: 229128	
Innsendt dato:	18.02.2009 07:46
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q4 2008.pdf
Tittel:	REC ASA - Fourth quarter 2008 - Presentation material
Meldingstekst:	

Enclosed is REC's interim results presentation for the fourth quarter
2008. The presentation will be held at 08:00 CET today at the Oslo
Konserthus (Oslo, Norway).

More details on today's program and the presentation will available
on REC's internet pages: www.recgroup.com

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2008 of NOK 8,191 million and an operating
profit of NOK 2,529 million. Please also see www.recgroup.com

This announcement was originally distributed by Hugin. The issuer is

solely responsible for the content of this announcement.


REC

FOURTH QUARTER 2008

February 18, 2009

AN INTEGRATED SOLAR ENERGY COMPANY

WE ARE DELIVERING ON OUR COMMITMENT TO ADDING CAPACITY WHILE MAINTAINING PROFITABLE GROWTH ACROSS THE VALUE CHAIN – EXECUTING A STRATEGY THAT WILL TAKE THE GROUP AND THE INDUSTRY TO THE NEXT LEVEL.

The challenge is solar viability. Every day, we are in pursuit of the technologies, processes, products and production levels that enhance solar competitiveness. This means cutting-edge technology backed by intensive R&D to pioneer advances. It means combining those advances with state-of-the-art facilities, committed employees, profitable growth and continual focus on lowering production costs.

HIGHLIGHTS

- Revenue growth of 27 percent
  - NOK 2,380 million versus NOK 1,874 million in the fourth quarter 2007
- EBITDA growth of 10 percent
  - NOK 936 million versus NOK 848 million in the fourth quarter 2007
  - EBITDA margin of 39 percent versus 45 percent in the fourth quarter 2007
  - Expansion cost of NOK 86 million versus NOK 55 million in the fourth quarter 2007
- EBIT growth of 3 percent
  - NOK 696 million versus NOK 677 million in the fourth quarter 2007
- Pre-tax profit of NOK 1,581 million and EPS of NOK 2.25
- Negative effect of inventory build-up and one-off items in REC Solar
- Long-term polysilicon and wafer contracts signed
- Post quarter events include:
  - Delayed start-up of REC Silicon Plant III, announced in February 2009
  - Longer construction time and higher cost expected for mono expansion in Glomfjord

2008 SUMMARY

REC's revenue increased 23 percent to NOK 8,191 million in 2008, which was in line with growth guidance given by the company early in 2008. On a constant currency basis (see definition at the end of the report) revenue increased by 25 percent from 2007 to 2008.

Top priorities in 2008 have been to execute on expansion projects and at the same time optimise current production capabilities. Delayed start-up of new polysilicon capacity had negative consequences for the wafer production volume and to a lesser extent also for cells and modules. Overall, 2008 production volumes were thus somewhat lower than expected, although polysilicon production increased by 8 percent, wafers by 21 percent, and cells and modules by 182 percent and 90 percent, respectively. Average selling prices were higher than expected in 2008, in particular for polysilicon and silane gas.

EBITDA increased by three percent to NOK 3,279 million in 2008, whereas the EBITDA-margin declined from 48 percent to 40 percent. This is partly explained by growth initiatives which increased expansion costs by NOK 230 million to NOK 383 million. In addition, EBITDA margin was negatively impacted by slower ramp-up of new capacity, scheduled shutdowns and lower production yields. On a constant currency basis, and adjusted for expansion costs, EBITDA increased by 12 percent.

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Revenues	2 380	1 874	8 191	6 642	1 919
EBITDA	936	848	3 279	3 172	711
EBITDA – margin	39 %	45 %	40 %	48 %	37 %
EBIT	696	677	2 529	2 588	537
EBIT – margin	29 %	36 %	31 %	39 %	28 %
Net financial items	885	-61	1 850	-610	1 224
Profit/loss before tax	1 581	616	4 379	1 977	1 761
Earnings per share, basic and diluted, in NOK	2.25	0.84	6.20	2.70	2.52
Expansion costs	86	55	383	153	122
Adjusted EBITDA	1 023	903	3 662	3 325	834
Adjusted EBITDA – margin	43 %	48 %	45 %	50 %	43 %

REVENUES AND EBITDA

Overall revenue amounted to NOK 2,380 million in the fourth quarter, which was 27 percent above fourth quarter 2007. This includes a positive translation effect on revenue of NOK 126 million compared to the fourth quarter 2007, and revenue growth was 20 percent on a constant currency basis.

EBITDA was NOK 936 million in the fourth quarter, which was an increase of 10 percent from the fourth quarter 2007. Expansion costs amounted to NOK 86 million in the fourth quarter, compared to NOK 55 million in the fourth quarter 2007. Adjusted for expansion costs, the fourth quarter EBITDA-margin was down five percentage points to 43 percent. NOK 77 million in one-off items in REC Solar also contributed negatively, primarily related to provisions for potential future repair of junction boxes in a series of modules.

Currency developments had a positive translation effect on EBITDA of NOK 98 million compared to fourth quarter 2007. On a constant currency basis, and adjusted for expansion costs, EBITDA increased by three percent compared to the fourth quarter last year.

Compared to the third quarter 2008, revenue increased by 24 percent and EBITDA increased by 32 percent. The underlying increase was primarily due to higher production as new capacity was phased-in and because all segments had scheduled shutdowns during the third quarter.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 240 million in the fourth quarter 2008, an increase of 40 percent from the fourth quarter 2007 and 39 percent from the previous quarter. In the fourth quarter, REC Wafer started depreciation of its new plant at Herøya. Impairment of NOK 23 million was recognized in the fourth quarter for assets that are taken out of use, as well as assets and goodwill related to the sale of the systems installation activities in South Africa.

Depreciation, amortization and impairment amounted to NOK 750 million for the full year 2008, compared to NOK 585 million in 2007. This reflects the completion of a series of expansion projects over the past year. Depreciation and amortization are expected to continue to increase as assets currently under construction are being put to the intended use in the quarters to come.

EBIT

EBIT amounted to NOK 696 million in the fourth quarter 2008, which was 3 percent above the fourth quarter 2007 and 30 percent above the third quarter. The EBIT margin declined to 29 percent, from 36 percent in the fourth quarter 2007 but increased from 28 percent in the third quarter 2008.

For the full year, EBIT amounted to NOK 2,529 million, compared to NOK 2,588 million in 2007. The EBIT-margin declined to 31 percent from 39 percent, which is primarily explained by higher expansion costs, lower operating margins during the ramp-up of new production lines and higher depreciation and impairment. On a constant basis, and adjusted for expansion costs, the EBIT increased by eight percent compared to 2007.

NET FINANCIAL ITEMS

REC reported positive net financial items of NOK 855 million in the fourth quarter, including a positive effect of NOK 2,368 million on embedded derivatives. In the fourth quarter 2007, net financial items were negative at NOK 61 million, including a loss on embedded derivatives of NOK 55 million.

REC has over the past years entered into several USD-denominated contracts for wafer deliveries with customers for whom USD is not the functional currency. Including the contract entered into at the turn of 2008, these contracts have estimated remaining total future sales of approximately USD 2.9 billion.

For accounting purposes, REC treats these sales contracts as if they were denominated in NOK. Embedded forward purchases of USD as economic hedge of future purchases of polysilicon in USD are separately accounted for on a fair value basis, with changes in the fair value being recognized under financial items. Hedge accounting has thus not been applied.

Net non-cash gains incurred to date will be reversed during the remainder of the contract periods, either as reversals of the financial gain on the embedded derivatives or reduction to EBITDA.

Other derivatives had a negative effect of NOK 1,609 million in the fourth quarter, which mainly relates to economic hedging transactions related to future sales

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Share of loss of associates	2	-26	-3	-45	-1
Financial income	39	87	181	315	16
Financial expenses	-123	-58	-282	-185	-61
Capitalized borrowing cost	93	42	226	121	47
Net financial expenses	-30	-16	-56	-64	-14
Net currency gains/losses	115	-17	291	-346	291
Embedded derivatives	2 368	-55	3 294	-642	1 207
Net gains/losses other derivatives	-1 609	-35	-1 858	172	-274
Net gains/losses derivatives	759	-90	1 436	-470	932
Net financial items	885	-61	1 850	-610	1 224

revenues, primarily in EUR. As from the fourth quarter, REC Wafer discontinued using hedge accounting for bank derivatives that are used for hedge of future sales. Economic hedge of internal USD loans to REC Silicon also contributed negatively. In the fourth quarter 2007 other derivatives had a negative effect of NOK 35 million.

The weakening of NOK versus other currencies in particular versus USD and SGD, is the main explanation for a net currency gain of NOK 115 million in the fourth quarter. A net USD currency gain was partially offset by a net SGD currency loss. The USD currency gain is a result of REC ASA having USD loans to REC Silicon and other USD assets exceeding external USD loans. The SGD currency loss is a result of REC ASA having SGD loans from the subsidiaries in Singapore. In the fourth quarter 2007, REC Group recognized net currency losses of NOK 17 million.

Financial income declined in the fourth quarter 2008, as the cash position was reduced as a result of investments in expansion projects. Increasing financial expenses were counterbalanced by higher capitalization of borrowing costs, which is related to the high amount of construction in progress. Financial expenses in the fourth quarter also include a provision for impairment of NOK 24 million on shares and loans to CSG Solar.

For the full year 2008, net financial items amounted to NOK 1,850 million, which was an improvement of almost NOK 2.5 billion from 2007. The change is primarily due to currency effects, especially affecting the estimated fair values of derivatives.

PROFIT BEFORE TAX

Profit before tax was NOK 1,581 million in the fourth quarter 2008, compared to NOK 616 million in the fourth quarter 2007 and NOK 1,761 million in the third quarter 2008.

For the full year 2008, profit before tax amounted to NOK 4,379 million, compared to NOK 1,977 million in 2007.
The profit development primarily reflects the significant positive effects on net financials from currency changes.

INCOME TAX

The estimated combined effective income tax rate for 2008 has been estimated to 30 percent, based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations, 35 percent in the US operations and zero in Singapore. Income tax on net gains on derivatives is calculated by 28 percent, reducing the estimated combined effective tax rate. The actual effective tax rates for 2008 may deviate from the estimated tax rates. For the year 2007 the combined effective tax rate was 33 percent.

PROFIT AFTER TAX

Profit after tax was NOK 1,112 million in the fourth quarter 2008, compared to NOK 415 million in the fourth quarter 2007 and NOK 1,246 million in the third quarter 2008. EPS for the quarter was NOK 2.25, compared to NOK 0.84 in the fourth quarter 2007 and NOK 2.52 in the third quarter 2008.

For the full year 2008, profit after tax amounted to NOK 3,064 million, compared to NOK 1,333 in 2007. EPS increased to NOK 6.20, up from NOK 2.70 in 2007.

The profit in the audited annual financial statements for 2008 may deviate from this report, see especially section regarding Sovello.

OPERATIONAL REVIEW

CONTRACT UPDATE - REC SILICON AND REC WAFER

REC Silicon and REC Wafer had remaining long-term contract portfolio with total value of approximately NOK 65 billion at the end of January 2009 (calculated based on exchange rates as per December 31, 2008 and includes all sales to Sovello). This increase reflects new orders received, less delivered volumes in the fourth quarter, as well as development of various exchange rates.

Approximately NOK 11 billion of the total NOK 65 billion contract portfolio is scheduled for delivery in 2009 and approximately NOK 13 billion in 2010. The remaining contract portfolio of approximately NOK 41 billion refers to deliveries scheduled in 2011-2015. The main portion of the contracts is either secured with a bank guarantee or, in some cases, up front payments for part of the contract value.

Over the total take-or-pay contract, smaller adjustments in the take-out volumes can be made for a given year provided that sufficient prior notice has been given. Beyond this, customers have little flexibility to adjust volumes. Consequently, the robustness on polysilicon and wafers sales in 2009 is reasonably good. For the silane gas contracts, complexities in storing silane gas require certain flexibility in administrating contract terms. Actual shipments cannot completely disregard fluctuation in market demand and actual merchant market consumption. The projected slow down in the electronic industry, and especially the production of flat panel displays, is expected to negatively affect silane gas sales to the merchant market going into 2009.

As communicated in the report for the third quarter 2008, REC Silicon in October signed a long-term take-or-pay agreement with an Asian customer for the supply of fine particulate silicon from the FBR-process. The contract value is in excess of USD 500 million (~NOK 3.5 billion), and deliveries will run from 2009 through 2015. According to the agreement, REC Silicon will receive a prepayment fee of USD 65 million, of which half was received before year-end 2008.

Having signed long-term wafer contracts worth some NOK 13 billion in 2008, REC Wafer was already more or less sold out through 2010 and did not enter into any major new contracts in the fourth quarter. However, REC Wafer in January 2009 added a long-term take-or-pay agreement with LG Electronics Inc. Under the agreement, REC will until 2014 deliver wafers worth more than USD 340 million (~NOK 2.4 billion).

The fourth quarter saw little change in the overall composition of REC Silicon's and REC Wafer's customer bases. Overall, the customers are regarded as financially solid and no special provisions for losses on receivables were made in the fourth quarter.

REC Silicon has in excess of 20 external customers. The top-5 customers accounted for approximately 90 percent of sales volume in 2008, as also is expected for 2009.

REC Wafer has approximately 15 external customers. The top-5 customers accounted for approximately 85 percent of sales volume in 2008, expected to decline to approximately 75 percent in 2009.

Close to all bank guarantees and/or prepayments are now in place, while a couple of guarantees will be established later in

2009 according to contract terms. Given the financial turmoil, the risk of whether these conditions will be fully met has increased.

CONTRACT UPDATE - REC SOLAR

The sales contract structure in REC Solar differs from REC Wafer and REC Silicon, as the contracts in this segment typically are frame agreements or other types of contract that allow annual or more frequent price negotiations. The contracts may typically be discontinued if the parties fail to agree on final terms.

The overall demand visibility in the module market is currently considerably lower than it has been over the past years, primarily due to the effects of the global financial crisis and the lower availability of project financing. Large scale solar power plants projects as well as the market for installations on commercial and residential rooftops are negatively affected.

With the current market sentiment, REC Solar is satisfied with having entered into contracts at this stage covering more than 80% of the estimated production volume in 2009, the same level as experienced in previous years.

REC Solar considers the quality of its customer base to be relatively strong, as it counts more than 20 of the leading system integrators, installers and distributors in main markets such as Germany, Spain, Italy, France and USA.

EXPANSION PROJECTS UNDER EXECUTION

REC Silicon's main expansion project is the new plant for production of silane gas and granulated polysilicon based on FBR technology ("Plant III"). Also under construction in Moses Lake, Washington is the new plant for production of silane gas ("Plant IV"). In addition, REC Silicon has largely completed the planned debottlenecking activities to enhance the output of its plant in Butte, Montana, where operational optimization will continue throughout 2009.

Plant III was previously scheduled for start-up in the fourth quarter 2008 but has been delayed because standard carbon steel pipes and pipe welds, predominantly to the silane gas section, failed to meet the specifications and REC Silicon's rigorous safety policies. The weld repair work announced on December 15, 2008 has since been completed. However, the extent of repairs was almost double of what was projected, and have consequently taken much longer than expected. The final cost for the project indicates an increase of approximately 10 percent compared to guidance given in February 2008.

Following the completion of the repairs, a final process of systems checks and start-up procedures will be initiated, before the plant is expected to start commercial production in the second half of March. Despite the delayed start-up, and based on a smooth ramp-up of the new plant, total targeted production for 2009 should end in the range of 10,000 - 11,000 MT. Start-up and ramp-up of a large chemical plant is a complex task, and some interruptions should be expected in an early phase.

Construction is ongoing in Plant IV, which is expected to come on-stream in the first half of 2010. For commercial reasons, the scope of this plant was changed during the third quarter 2008, to accommodate for increased commercial silane gas volumes at the expense of projected polysilicon production capacity.

The Plant IV project consists mainly of one silane production unit, silane loading facilities and additional investments in FBR reactors. The final cost for the silane production unit is currently expected to be USD 50 million higher compared to the revised estimate announced in September 2008. Two main factors are contributing to this development: (i) Higher cost for potential schedule delay arising from weld quality issues, based on the latest experience from Plant III. (ii) Latest experience from procurement activities where approximately 90 percent of all direct material cost currently is committed.

REC Wafer is in the midst of a series of expansion projects. One of two new multicrystalline wafer plants started ramp-up at Herøya in October 2008, whereas the second is expected to start up early in the second quarter 2009. From start-up, each of the four production lines will go through 9-12 month ramp-up periods before reaching the total design capacity of 650 MW.

Ramp-up is also ongoing at REC's expanded multicrystalline wafer plant in Glomfjord, which was officially opened on September 30, 2008.

Engineering and construction continues on the monocrystalline ingot and wafering plant in Glomfjord, which is expected to take the production capacity from approximately 35 MW to more than 300 MW by the end of 2010, three to four months later than expected. This delay will also negatively affect production in 2009 by approximately 50-60 MW. Total production for the year should still end above 1,000 MW. A preliminary analysis indicates that the total cost of the project will increase by approximately 35 percent over the scheduled NOK 1,350 million. The main reasons for this approximately NOK 500 million cost increase are general cost escalation, extensive reengineering and change orders, and unsatisfactory project management. REC has taken steps to regain control of this project by replacing project management and tighten project execution and controls in line with the new REC Group Project Management System. Based on the updated business plan, the revised internal rate of return on this project will still be satisfactory.

REC Solar in 2008 completed the construction of a new 180 MW cell plant in Narvik and manufacturing lines with a capacity of 105 MW at the module plant in Glava. Annual production capacity currently stands at 225 MW of solar cells and 150 MW of solar modules.

The **Singapore project** is expected to increase wafer capacity to approximately 2.4 GW, and solar cell and module capacity to 780 MW and 740 MW, respectively, by 2011. The project continued to progress according to schedule in the fourth quarter 2008 and is expected to start deliver output in the first half of 2010. Based on the improved market conditions in the construction industry, the Singapore project is trending on lower capital expenditures compared to the initial investment case.

REC has outlined several future expansion projects, including a second build-out phase in Singapore, and a new large polysilicon and silane gas project in Becancour, Canada. Although REC continues its internal planning to prepare for these projects, the company is restricting the use of external resources in order to contain costs and keep focus on all ongoing expansion projects in this uncertain economic environment.

SEGMENT INFORMATION

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two

plants in Moses Lake, Washington and in Butte, Montana. A third plant is expected to start production shortly, and a fourth silane gas plant is under construction. REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011, to approximately 17,500 MT. REC Silicon employs more than 700 people.

REC Silicon reported record revenue of NOK 1,021 million in the fourth quarter 2008, which was an increase of 60 percent from the fourth quarter 2007, and an increase of 40 percent from the third quarter 2008. Measured in USD, revenue increased by 34 percent from the fourth quarter last year and by 14 percent from the previous quarter. In addition to higher polysilicon and silane gas sales, revenues in the fourth quarter was also helped by the sale of close to 250 MT of secondary material, produced in the period as well as carried over from previous periods.

The reported figure for polysilicon production only contains prime products. Consequently, and especially under the current market conditions when the demand for secondary material is relatively strong, the reported numbers for polysilicon sales will always be slightly higher than numbers for product produced.

For the full year 2008, revenue was NOK 3,033 million, which was an increase of 22 percent from 2007. Measured in USD, the increase was 26 percent.

Average selling prices in USD in fourth quarter was marginally lower than in the first half of the year. For the full year, average selling prices were approximately 6 percent higher than in 2007, partly due to changes in product mix.

Production of polysilicon was 1,717 MT in the fourth quarter, an increase of 12 percent from the fourth quarter 2007 and 20 percent from the third quarter 2008. For the full year 2008, production increased by eight percent to 6,241 MT. This was lower than the target communicated in the interim report for the third quarter 2008 and reflects the delayed start-up of the new plant for production of granulated polysilicon in Moses Lake (Plant III).

Around 65 percent of the polysilicon volume in the fourth quarter was shipped to REC companies, including one-third of sales to Sovello (formerly EverQ). This compares to around 75 percent in the fourth quarter 2007 and around 65 percent in the third quarter 2008. For the full year 2008, internal sales accounted for close to 70 percent of polysilicon volumes, as in 2007.

Silane gas sales totalled 525 MT in the fourth quarter, an increase of 54 percent from the fourth quarter 2007, and eight percent above third quarter sales. For the full year 2008, silane gas sales amounted to 1,838 MT, an increase of 36 percent from 1,351 MT in 2007.

REC Silicon EBITDA was NOK 523 million in the fourth quarter, an increase of 48 percent from the fourth quarter 2007 and 33 percent above the previous record level achieved in the third quarter 2008. The EBITDA margin of 51 percent compares to 55 percent in the fourth quarter 2007 and 54 percent in the previous quarter.

Compared to the fourth quarter 2007, the increase in EBITDA is explained by higher production and sales of both polysilicon and silane gas, as well as higher prices, whereas the increase from the previous quarter is explained by higher production and sales, and currency translation effects when measured in NOK.

Expansion costs amounted to NOK 26 million in the fourth quarter, compared to NOK 17 million in the fourth quarter 2007, and NOK 42 million in the third quarter 2008. Currency translation effects positively affected the fourth quarter EBITDA by NOK 84 million compared to the fourth quarter 2007. On a constant currency basis, and adjusted for expansion costs, REC Silicon EBITDA increased by approximately 25 percent compared to the fourth quarter 2007.

For the full year 2008, EBITDA amounted to NOK 1,540 million, an increase of 14 percent from NOK 1,347 million in 2007.

Currency translation effects negatively affected EBITDA in 2008 by NOK 61 million compared to 2007. On a constant currency basis, and adjusted for expansion costs, EBITDA thus increased by approximately 25 percent from 2007 to 2008.

Full-year expansion costs were somewhat below the guidance level of NOK 200 million. Expansion costs are expected to amount to approximately NOK 100 million in 2009.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 890 people. Wafer production increased

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Revenues	1 021	637	3 033	2 496	730
EBITDA	523	352	1 540	1 347	392
EBITDA – margin	51 %	55 %	51 %	54 %	54 %
Expansion costs	26	17	162	69	42
Adjusted EBITDA	548	369	1 702	1 416	433
Adjusted EBITDA – margin	54 %	58 %	56 %	57 %	59 %
Polysilicon production in MT*	1 717	1 428	6 241	5 780	1 528
Polysilicon sale in MT	1 898	1 429	6 549	5 698	1 589
Silane gas sale in MT	525	340	1 838	1 351	487

*Polysilicon production for full year 2008 includes 70 MT of granular "starter-bed" material, not for sale.

by 15 percent to 582 MW in 2008, and excluding the Singapore project this is expected to increase further to more than 1.7 GW by 2010.

REC Wafer reported revenue of NOK 1,483 million in the fourth quarter 2008, which was an increase of 21 percent from NOK 1,225 million in the fourth quarter 2007, and an increase of 57 percent from NOK 942 million in the previous quarter. The sharp increase in revenue from the previous quarter is primarily explained by increased production, as all wafer plants were shut down for more than five-weeks during the third quarter.

For the full year 2008, revenue amounted to NOK 4,894 million, which was an increase of 12 percent from 2007.

Production increases have been hampered by tight polysilicon availability in 2008 but production nevertheless reached 171 MW in the fourth quarter 2008 helped by external sourcing of materials. This was an increase of 21 percent from the fourth quarter 2007 and 50 percent from the previous quarter.

For the full year 2008, production amounted to 582 MW, which was an increase of 76 MW from 2007. While this was below the original expectations for the year, production came in broadly in line with the estimate offered in the interim report for the third quarter 2008. Average wafer prices in 2008 were approximately two percent below the 2007 average, which was in line with expectations.

EBITDA was NOK 419 million in the fourth quarter 2008, which was a decrease of 16 percent from the fourth quarter 2007 but an increase of 71 percent from the third quarter 2008. The EBITDA margin of 28 percent was a decline from 41 percent in the fourth quarter 2007 but an increase from 26 percent in the third quarter 2008.

The sharp increase in EBITDA from the previous quarter is mainly explained by higher production and improved production yield, whereas the decrease from the fourth quarter 2007 is explained by higher expansion costs, higher polysilicon prices and production yield still below normalized levels, partially due to the ramp-up of Herøya III. Expansion costs amounted to NOK 36 million in the fourth quarter 2008, compared to NOK 47 million in the previous quarter and NOK 7 million in the fourth quarter 2007.

Adjusted for expansion costs the EBITDA decreased ten percent from the fourth quarter 2007, but increased 56 percent from the third quarter 2008.

EBITDA for the full year 2008 was NOK 1,674 million, a decrease of eight percent from NOK 1,813 million in 2007. The corresponding EBITDA margin declined to 34 percent from 42 percent.

However, it should be noted that expansion costs increased to NOK 121 million in 2008 from NOK nine million in 2007, and that EBITDA for the full year increased marginally when adjusted for expansion costs.

Total expansion costs for the full year were lower than the previously indicated NOK 200 million, due to lower expansion cost levels in Singapore and the Herøya project. In 2009, expansion costs are expected to be approximately NOK 140 million, mainly related to the Singapore project.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 630 people. Total installed production capacity is 225 MW for solar cells and 150 MW for solar modules. Further expansion in Singapore is expected to add 550 MW of production capacity for solar cells and 590 MW of production capacity for solar modules during 2010.

REC Solar reported revenues of NOK 705 million in the fourth quarter 2008, which was more than a doubling from the fourth quarter 2007 and six percent above the previous quarter.

The revenue level was lower than expected due to a module inventory build up and lower external sales of cells. External sales of cells amounted to NOK 12 million, down from approximately 170 million in the third quarter.

Module production was 33 MW in the fourth quarter, up from 11 MW in the fourth quarter 2007 and from 21 MW in the third quarter 2008. Cell production was 48 MW, up from 12 MW in the fourth quarter 2007 and from 38 MW in the previous quarter.

REC Solar shipped 28 MW of modules in the fourth quarter compared to a production of 33 MW. The build-up of module inventory was primarily due to restrictions put on release of product following the discovery of a design weakness in the junction box in a series of

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Revenues	1 483	1 225	4 894	4 360	942
EBITDA	419	499	1 674	1 813	244
EBITDA – margin	28 %	41 %	34 %	42 %	26 %
Expansion costs	36	7	121	9	47
Adjusted EBITDA	455	506	1 796	1 822	291
Adjusted EBITDA – margin	31 %	41 %	37 %	42 %	31 %
Wafer production in MW (at 15.0% cell efficiency)	160	132	542	468	106
Mono ingot production in MW (at 20.0% cell efficiency)	11	9	40	38	8
Total production in MW	171	141	582	506	114
Wafer sale in MW (at 15.0% cell efficiency)	159	131	537	465	104
Mono ingot sale in MW (at 20.0% cell efficiency)	11	9	40	38	8
Total sale in MW	170	140	577	503	112

modules produced. Certain manual work procedures, including extensive quality control, were introduced in the production line during the quarter to mitigate the risk of product failure. The root cause has since been identified and necessary measures taken to avoid this in the future.

The average sales price for modules in the fourth quarter was approximately 13 percent below the average in 2007 and approximately two percent lower than the previous quarter. The relatively small difference between the third and the fourth quarter average sales price was mainly due to higher sales to the lower priced U.S. market in the third quarter. Pricing in the fourth quarter reflects the effect of a weaker financial environment on the module market through the fourth quarter and partly the usual year-end effect with December sales being made on next year's prices.

Revenue for the full year 2008 amounted to NOK 2,347 million, which was more than a doubling from NOK 1,116 million in 2007. Mainly due to the restrictions put on release of product outlined above, revenue fell short of the NOK ~2.6 billion indicated in the interim report for the third quarter 2008.

Production for the full year 2008 came in at 80 MW of modules (excluding contract manufacturing) and 132 MW of cells, which was slightly below guidance. The primary reason was the negative impact on production from the above mentioned manual work procedures.

The average sales price for the full year 2008 was approximately nine percent below the 2007 average, which was in line with the company's expectations. For 2009, REC Solar has entered into sales contracts covering more than 80 percent of expected module production, at prices which on average is approximately 15 percent below the 2008 average.

REC Solar EBITDA was NOK 30 million in the fourth quarter of 2008, which was an increase from NOK 5 million in the fourth quarter 2007 but 44 percent below the previous quarter. The EBITDA-margin of four percent compares to two percent in the fourth quarter 2007 and eight percent in the third quarter 2008.

The EBITDA in the fourth quarter was impacted negatively by a provision of approximately NOK 60 million for estimated expenses for potential repairs on already shipped modules with possibly malfunctioning junction boxes. The size of the provision will be reviewed as the actual scope of potential repair work is being determined. Other one-off items, including provisions for loss on receivables, amounted to NOK 16 million.

REC Solar recognized expansion costs of NOK 7 million in the fourth quarter 2008, compared to NOK 25 million in the fourth quarter 2007 and NOK 21 million in the third quarter 2008.

Adjusted for expansion costs and the above outlined one-off items, the EBITDA margin in the fourth quarter was 16 percent and increased by 50 percent compared to the third quarter 2008.

For the full year 2008, EBITDA amounted to NOK 148 million, which was a 13 percent decline from NOK 171 million in 2007. Adjusted for the increased expansion costs and the one-off items described above EBITDA increased by 30 percent compared to 2007.

REC Solar completed its new cells and module lines in 2008, and does not expect expansion costs relating to existing facilities in 2009. However, expansion costs related to the Singapore project is expected to amount to NOK 110 million in 2009.

MARKET DEVELOPMENT

While the long-term fundamentals for the PV market remain strong, it is not immune to the effects of financial turmoil. The credit crunch, which affects new industrial projects in general, has also negatively impacted demand in the solar industry. Project updates have shown a decline in start-ups of new commercial scale projects in most markets. Additionally, the cap that was introduced in Spain will reduce demand for solar in the Spanish market, which was one of the growth drivers for demand in 2008.

In REC's opinion, lower availability of funding and the general economic uncertainty is currently a more dominant factor than the internal rate of return calculation on a PV investment in determining demand for solar.

REC believes that in terms of systems installations in 2009, Germany will continue to be the key European market, followed by Italy, Spain and France. USA, and in particular California, has the potential to become a very significant market.

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Revenues	705	308	2 347	1 116	666
EBITDA	30	5	148	171	54
EBITDA – margin	4 %	2 %	6 %	15 %	8 %
Expansion costs	7	25	65	52	21
Adjusted EBITDA	37	30	213	223	75
Adjusted EBITDA – margin	5 %	10 %	9 %	20 %	11 %
Cell production in MW	48	12	132	47	38
Module production in MW	28	11	80	42	19
Contract manufacturing MW	5	0	7	0	2
Cell sale in MW	37	13	121	47	38
Module sale in MW	28	11	81	43	20

*Module sales in Q3 2008 have been updated to include module sales from contract manufacturing.

The current demand visibility is low, and the very short-term demand is also affected by seasonal variations. Many German distributors have been carrying inventories over the winter, and customers in the Mediterranean region have also been reluctant to stock up further. However, signals from customers indicate an improvement in demand towards the end of the first quarter. In the US, the extension of the tax incentives continues to support demand in the residential segment while demand in the commercial segment is still hampered by the financial turmoil.

SOVELLO

Sovello (formerly EverQ) produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates Sovello's financial statements on a line-by-line basis. Sovello currently operates two plants with a total production capacity of 100 MW and the company employs approximately 1,150 people.

The revenue contribution from Sovello was NOK 150 million in the fourth quarter 2008, slightly below the revenue contribution in the fourth quarter 2007 and on par with the third quarter 2008. The EBITDA contribution amounted to NOK 36 million, compared to NOK 37 million in the fourth quarter 2007 and NOK 29 million in the previous quarter.

For the full year 2008, the revenue contribution amounted to NOK 601 million, which was an increase of 62 percent from NOK 371 million in 2007. The EBITDA contribution increased to NOK 128 million from NOK 57 million in 2007, whereas the EBITDA margin increased to 21 percent from 15 percent.

Module production was 21 MW in the fourth quarter, which was on par with the fourth quarter 2007 and the previous quarter.

For the full year 2008, module production was 85 MW, compared to 50 MW in 2007. This was in line with the previously announced expectations. During the fourth quarter, Sovello completed most of the remaining construction of its third plant, which is designed to double the production capacity to 180 MW. Test production in the wafer line started in January and the cell and module lines are expected to be brought on stream during the first quarter 2009.

As per December 31, 2008, Sovello was not in compliance with all financial covenants of the debt facility provided by third party banks. Sovello and the owners are in dialogue with the banks to repair the situation. This may have an impact on REC's obligations towards Sovello or its banks in the near term. Dependent on the solutions that are reached, REC's carrying values of the investment and loans to Sovello may be affected, and consequently impact REC's audited financial statements for 2008. However, this cannot be concluded on or estimated at the time of this report. See also section on related parties below.

REC ASA AND REC SITE SERVICES (SINGAPORE)

REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate R&D, a corporate project management organization, and REC Group's in-house bank.

REC ASA reported a negative EBITDA of NOK 13 million in the fourth quarter 2008, compared to NOK 31 million in the fourth quarter 2007.

For the full year 2008, REC ASA EBITDA was NOK -115 million, compared to NOK -123 million in 2007.

Activities in REC Site Services in Singapore continued to increase in the fourth quarter without generating any revenues yet. The EBITDA loss of NOK 2 million compares to a loss of NOK seven million in the previous quarter, and reflects that own work on the construction project has been capitalized in the fourth quarter.

REC Site Services was established as an organizational structure for on-site project management services, and will also own and operate certain buildings and infrastructure. The activity will continue to expand significantly in the quarters and years to come.

REC ASA and REC Site Services Pte Ltd incurred expansion costs of NOK 17 million in the fourth quarter 2008 and NOK 35 million for the full year 2008. These costs were primarily related to the administration and planning of the Singapore project, and were roughly in line with the company's expectations.

FINANCIAL HIGHLIGHTS - SOVELLO

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Revenues	150	160	601	371	150
EBITDA	36	37	128	57	29
EBITDA – margin	24 %	23 %	21 %	15 %	19 %
Sovello's total module production in MW	21	21	85	50	21

Note: Figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW refers to 100 percent.

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007	Q3 2008
Elimination revenues	-1 027	-464	-2 757	-1 729	-576
Elimination EBITDA	-56	-13	-83	-92	28

As the construction of the Singapore project progresses, expansion costs for REC ASA and REC Site Services are expected to increase to approximately NOK 50 million in 2009.

ELIMINATIONS

Elimination of internal profit is dependant on internal sales and inter-company inventory changes, and should generally be expected to continue to increase as the company grows across the entire value chain. Eliminations in the fourth quarter contributed negatively to EBITDA by NOK 56 million, primarily reflecting increased amounts of polysilicon in transit and unrealized internal profit on the increased volume of cells and modules.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 74 million in the fourth quarter 2008, up from NOK 22 million in the fourth quarter last year and from NOK 45 million in the third quarter 2008. For the full year 2008, R&D expenses amounted to NOK 212 million, which was an increase from NOK 111 million in 2007.

During the fourth quarter 2008, the technology team in REC Silicon was heavily involved with the start-up of Plant III. Primary activities were in managing the transfer of critical process safety information from the expansion project to the operational organization, in order to enable control system functionality testing.

Further downstream the company derived strong and important results on wafer sawing technology, and substantial work is ongoing to optimize the wafer, cell and module processes and materials for the plants currently under construction.

REC is largely on track with its cost roadmap, which is designed to almost halve costs per watt of its best plants compared to what the company regarded as world class manufacturing in 2005. For REC, this means more than 50 percent cost reduction at its own best plants compared to 2005.

The cost reductions planned for 2008 were largely dominated by the scale-up and further automation in REC Solar. As has been seen from earlier interim reports, the ramp-up of the new cell and module lines has been somewhat delayed. However, the company started to see planned cost reductions coming through in third and in particular the fourth quarter of the year.

The unit cost through the value chain for REC modules has been reduced by approximately 12 percent from the fourth quarter of 2007 to the fourth quarter of 2008, with module manufacturing costs being the largest single contributor to cost savings. The conversion costs for both the cells and modules are expected to continue on a reasonably steep cost reduction curve throughout 2009, as the ramp-up and optimization work continue. Further reductions are also expected in both wafer and silicon costs throughout 2009.

The remaining contributors to reaching the 2010 cost roadmap will be the FBR-project, the new crystallization technology for wafer manufacturing currently in ramp-up at Herøya, a further reduction in wafer/wire thickness, the new cell technology for Singapore as well as the further scale up of cell and module manufacturing in the Singapore plant. Combined, these elements are expected to bring module cost below EUR 1/Wp produced, from polysilicon through module measuring at our best plants.

BALANCE SHEET AND CASH FLOW

Changes in balance sheet items in the fourth quarter and the full year 2008 mainly reflect a continued high level of investments related to the expansion projects as well as the significant weakening of the Norwegian Krone at December 31, 2008.

Equity stood at NOK 16.5 billion at the end of the year, which was an increase of NOK 2.4 billion in the fourth quarter and NOK 4.7 billion for the full year 2008. As a result of the higher total asset base, the equity ratio declined to 55 percent from 66 percent at the end of 2007.

Net cash flow from operating activities

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC Silicon	REC Wafer	REC Solar	Sovello	Other	REC Group
Carrying value at January 1, 2008	4 448	1 904	878	355	50	7 635
Exchange differences	2 425	27	69	128	147	2 795
Net additions*	4 823	3 261	726	259	649	9 717
Depreciation & impairment	−180	−318	−163	−46	−3	−710
Carrying value at December 31, 2008	11 515	4 874	1 510	696	843	19 438

INTANGIBLE ASSETS

(NOK IN MILLION)	REC Silicon	REC Wafer	REC Solar	Sovello	Other	REC Group
Carrying value at January 1, 2008	382	75	29	219	352	1 056
Exchange differences	134	0	1	53	0	188
Net additions*	108	22	24	3	33	190
Amortization & impairment	−17	−14	−6	−1	−3	−40
Carrying value at December 31, 2008	607	83	48	274	382	1 393
Payments of PP&E and intangibles*	4 805	3 160	941	254	587	9 748

*Net of investment grants

was NOK 537 million in the fourth quarter 2008, compared to NOK 958 million in the fourth quarter 2007. This primarily reflects increased payments of income taxes and increase in working capital as a consequence of increased activity, build-up of inventories, and to some extent delayed payments of receivables. For the full year 2008, the net cash flow from operating activities decreased to NOK 1,917 from NOK 3,055 million in 2007.

Net cash flow from investing activities was NOK -3,325 million in the fourth quarter, which compares to NOK -1,591 million in the fourth quarter 2007. Release of restricted cash contributed positively by NOK 199 million. Payments for property plant and equipment and intangible assets contributed NOK -3,496 million in the fourth quarter. For the full year 2008, net cash flow from investing activities amounted to NOK -9,964 million, up from NOK -4,453 million in 2007. The split between the segments for investment in property plant and equipment and intangible assets is shown below for the full year 2008.

The differences between additions and payments for property, plant and equipment, and for intangible assets primarily relate to changes in prepayments, accruals and payables for capital expenditure. Currency effects also have affected the amounts in the table significantly.

Net cash flow from financing activities was NOK 503 million in the fourth quarter 2008, compared to NOK 22 million in the fourth quarter 2007. In the fourth quarter, REC ASA drew the remaining on the credit facility established in 2006, which was partially offset by payments of loan fees etc relating to the new facilities described below and installments on the 2006 facility. Prepayments received by REC Silicon in the fourth quarter contributed positively by approximately NOK 190 million. Sovello accounted for NOK 86 million of the net cash flow from financing activities in the fourth quarter. For the full year, net cash flow from financing activities was NOK 2,773 million, compared to NOK 254 million in 2007.

FUNDING

The net debt position was NOK 6.1 billion at December 31, 2008, an increase from NOK 2.5 billion at the end of the third quarter and a change from a net cash position of NOK 3.0 billion at the end of 2007. These figures exclude restricted bank accounts and prepayments on which interest is calculated. Net debt of Sovello is included, and amounted to NOK 0.8 billion at December 31, 2008.

See note 17 to the consolidated financial statements for 2007. The NOK 5,425 million credit facility established in 2006 was utilized in full at December 31, 2008, with NOK 5,192 million outstanding. REC is paying installments semi-annually under the facility as from the first quarter of 2008 and it shall be fully repaid in March 2012. Installments vary from year to year, are also affected by changes in currency rates, and for 2009 installments are estimated at NOK 745 million. In addition, installments under finance leases and Sovello borrowings as well as interest and commitment fees will be paid in 2009.

REC ASA entered into a bilateral loan agreement on June 30, 2008 for financing of up to 30 percent of the expenditure in the Singapore expansion project, maximum SGD 1,000 million. The drawdown period for the loan is two years starting from the first drawing in February 2009. The repayment period is five years starting from the last drawing in 11 equal semi-annual instalments. The total facility could therefore run for more than seven years. The outstanding loan amounts must be covered by guarantees issued under Facility B described below.

REC ASA entered into agreements for a credit facility of NOK 6,275 million (Facility A) and a guarantee facility for SGD 1,050 million (Facility B) on September 30, 2008 with a syndicate of twenty banks. The purpose of Facility A is to finance the Singapore expansion project and it has a three year maturity tranche (NOK 2,092 million) and a five year maturity tranche (NOK 4,183 million). Facility A is a multi-currency revolving credit facility and will be repaid in full at maturity. Facility B is a guarantee facility for the SGD 1,000 million loan described above. Facility B has a five year maturity and can be extended to match the more than seven year SGD facility described above, provided consent from the banks. No amounts were outstanding under Facility A or Facility B at December 31, 2008.

The interest rates for the loan and credit facilities are partly floating based on LIBOR plus a margin depending on the ratio of net interest bearing debt to EBITDA, and partly fixed. In 2009, REC ASA will not pay any installments on the new facilities established in 2008, but will pay interest and commitment fees for undrawn amounts.

Bank borrowings are unsecured but contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain covenants limiting disposals of significant subsidiaries and assets. Covenants varies between the different facilities, including covenants that require a maximum net debt to EBITDA, a minimum ratio of EBITDA to net interest paid and a minimum equity ratio. At December 31, 2008 REC had good headroom for all these financial covenants. The calculations exclude amounts from the proportionate consolidation of Sovello. See the section on Sovello regarding Sovello's breach of financial covenants at December 31, 2008.

During 2009 and 2010 expenditures on the Singapore Project and other expansion projects, including the construction of the fourth plant in the US, will increase the net debt in the REC Group. EBITDA will not increase correspondingly as EBITDA from these expansion projects are expected in later years. Currency effects may also contribute negatively to the covenant calculations. The most important financial covenant to follow is the net debt to EBITDA ratio. For the 2008 facility, the ratio must not exceed 3.0 for any two subsequent quarters before returning to a limit of 2.5. During 2009 and 2010 REC may, under certain scenarios if EBITDA should be weaker or net debt higher than currently forecasted, be in a situation where the net debt to EBITDA ratio is outside the limits under the credit facilities.

LIQUIDITY RISK AND CREDIT/ COUNTERPARTY RISK

During the fourth quarter 2008 the value of the Norwegian Krone declined significantly compared to other currencies. The debt facility signed in September 2008 has a borrowing limit defined in NOK even if the majority of this debt both will be drawn and serviced by other currencies (e.g. EUR and USD) to match investments made in these currencies. A weakening of the NOK could affect the amounts available under the multi-currency credit facilities with limits determined in NOK as REC mainly will borrow in USD and EUR. A weak NOK may imply that the current limits under the credit facilities and loan are insufficient to finance all of the

ongoing expansions, and that some additional funding may be required in 2010.

The twenty banks participating with commitments in the 2008 credit facilities are responsible for their respective commitments on several basis. Even though the banks currently have credit ratings in the A or AA categories assigned by Standard & Poor's or Moody's, there is a risk that one or more banks may not be able to provide the required funding to meet their commitments under the credit facilities. In that case the available funding secured by REC may be reduced accordingly.

REC has historically limited losses on receivables. However, the current financial turmoil has reduced visibility for credit risks related to counterparties, including customers and banks. REC is monitoring these risks. For customers, REC Solar has during the latest months experienced that some customers have not paid at due date.

CURRENCY

Currency developments will affect translation of profit and loss and balance sheet items of foreign entities, as well as other financial items in foreign currencies such as cash equivalents, receivables, debt and derivatives. Please refer to the consolidated annual financial statements for 2007 for further descriptions of REC's financial risk management and exchange rate sensitivity, especially notes 3 and 31. Exchange rate sensitivities have increased compared to year-end 2007 due to increased amounts of financial assets, liabilities and derivatives in currencies other than the REC entities' functional currencies. REC strives to economically hedge risks related to currencies. The ambition is to obtain a natural currency hedge through signing sales contracts that balances out costs in different currencies, but bank derivatives are also used. This ambition is pursued even though this may provide large accounting effects on the financial statements from period to period.

FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2008, REC has no significant financial asset or liabilities except derivatives that are fair valued in the financial statements. Fair values of bank derivatives are received from the banks. Fair values on embedded derivatives are calculated using estimated forward currency bid-rates at December 31 received from a bank. The bid rate normally takes into consideration normal credit risk of the counterparty to a bank, but does not take into consideration credit risk on REC's counterparties to the contracts (i.e. the customers). REC has made no adjustment for this. The options on shares in Mainstream Energy, as mentioned in the first half year report, are not fair valued due to the complexity of the structure. REC's preliminary view is that the put and call options cannot be separated and reliably fair valued and the net value of the options is not regarded as significant.

CONTRACTUAL COMMITMENTS

Please refer to note 29 to the consolidated annual financial statements for 2007 for a discussion of the estimation of contractual purchase obligations for goods and services and capital expenditure. Estimated contractual purchase obligations at December 31, 2008 amounted to NOK 5.7 billion for goods and services, and NOK 8.9 billion for capital expenditure. Of this, NOK 1.3 billion for goods and services and NOK 7.1 billion for capital expenditure are estimated to be paid in 2009. In addition, approved but not committed capital expenditure amounted to NOK 8.9 billion. The amounts measured in NOK are affected by the fact that they are translated at December 31, 2008 exchange rates. At December 31, 2008 the NOK had depreciated against the main currencies; USD, SGD and EUR and this contributes to the increase in estimated committed and approved future capital expenditure compared to previous quarters measured in NOK.

TRANSACTIONS WITH RELATED PARTIES

For 2008, the nature of transactions with related parties have primarily been as described in note 32 to the consolidated annual financial statements for 2007. Amounts below in NOK are calculated at average exchange rates for profit or loss items and at year-end exchange rates for balance sheet items.

Sovello

Sale of polysilicon from REC Silicon to Sovello amounted to USD 39.3 million, of which USD 0.3 million was outstanding at year-end. At the end of 2008, REC Silicon and Sovello agreed that the USD 45 million part of the USD 87 million prepayment made in 2007 should no longer be restricted. USD 12.4 million was repaid to Sovello in order to allow sourcing of polysilicon from other sources than REC to compensate for the delayed start-up of Plant III, leaving total prepayments of USD 74.6 million.

REC ASA and the two other shareholders have provided shareholders' loans, loan commitments, guarantees and undertakings to external banks relating to Sovello. At year-end 2008, REC ASA has outstanding shareholder's loan to Sovello of EUR 45.7 million and a loan commitment of EUR 4 million. Of this, EUR 41.7 is due to be repaid at year-end 2009, but it may be prolonged in the case an IPO has not been conducted with proceeds to Sovello sufficient to repay all shareholders' loans. During 2008, the EUR 30 million guarantee was terminated. During 2008, Sovello paid EUR 2.2 million to REC ASA as interest and guarantee fees.

REC ASA and the other two shareholders have provided undertakings to external banks for any additional capital need for construction of the third plant and for any loss of investment grants. See also section for Sovello above regarding Sovellos breach of financial loan covenants.

Sovello was acquired on December 19, 2006. Sovello had prior to the acquisition recognized government grants related to capital expenditure for its first and second plant of EUR 13 million (the REC Group's 33.33% share), of which EUR 3 million was a grant related to Sovello at that time being a small or medium sized entity. During 2007 and 2008, additional government grants for capital expenditure, primarily for the second and third plant was recognized by Sovello. Payments of the grants to Sovello are dependent on an EU approval process and that funds are available.

As communicated previously, the European Commission has informed Sovello that it intends to re-examine the grounds for granting Sovello investment aid of up to EUR 30 million for the construction of the first and second plant. After careful review, and supported by external advice, Sovello believes that it qualifies for the investment grants in question. Consequently, no provisions have been recognized for this issue.

Sovello had at December 31, 2008 recognized investment grants of EUR 66 million (100 percent figure for Sovello) of which EUR 28 million had been received in cash. A syndicate of banks has advanced as a bridge financing most of the remaining EUR 38

million grants receivable. In the undertaking signed individually by all the three shareholders of Sovello in relation to Sovello's EUR 193 million syndicated loan agreement, the shareholders have an obligation to contribute additional equity capital, in the amount of 33.33 percent each of the amount by which the investment grants are not granted in the projected amounts or are required to be repaid. REC's contingent obligation to contribute equity to Sovello under the agreement amounted to EUR 22 million at December 31, 2008.

Other
In the second half of the year, REC Solar made sales of modules of NOK 101 million to REC Solar Inc and AEE Solar Inc (US), subsidiaries of REC Solar's associated company Mainstream Energy Inc (US), of which NOK 47 million was outstanding at year-end.

The Norwegian companies Si Pro AS and Meløy Bedriftsservice AS, located in Glomfjord, are associates of REC Wafer. During 2008, REC Wafer purchased goods and services for NOK 33 million and NOK 17 million, respectively, of which in total NOK 5 million was outstanding at year-end.

ORGANIZATIONAL DEVELOPMENTS

The REC Group continues to increase capacity across all its business segments. The total number of employees increased to approximately 2,350 people by the end of the fourth quarter, an increase of approximately 200 people during the quarter and an increase of approximately 600 people over the past year.

In January 2009, Mr Gøran Bye, Executive Vice President in the REC Group, announced his departure from REC. Mr Bye, who left the company on February 11, has for more than six years provided leadership to REC Silicon.

Effective 12 February 2009, Mr Tore Torvund was employed as Executive Vice President in the REC Group with the responsibility for REC Silicon, and will be a member of the REC Group Management Team.

OUTLOOK

While the long-term fundamentals for the PV market remain strong, it is not immune to the effects of financial turmoil. The credit crunch, which affects new industrial projects in general, has also negatively impacted demand in the solar industry. Project updates have shown a decline in start-ups of new commercial scale projects in most markets. Additionally, the cap that was introduced in Spain will reduce demand for solar in the Spanish market, which was one of the growth drivers for demand in 2008. Lower availability of funding and the general economic uncertainty is currently a more dominant factor than the internal rate of return calculation on a PV investment in determining demand for solar.

The growth of REC going forward is also dependant on the ramp-up and future output of the new polysilicon plant (Plant III). Start-up and ramp-up of a large chemical plant, involving new technology, is a complex task and there is a risk that REC could experience further interruptions and delays. There is also a risk of further delays and/or cost escalations related to other expansion projects under execution.

The first quarter of 2009 will be negatively impacted by the delayed start-up of the FBR-project in REC Silicon, the lower merchant market silane gas sales, and the sourcing of polysilicon in the spot market (for background, see respective sections throughout this report). Consequently, EBITDA for the first quarter 2009 is expected to be lower than first quarter of 2008.

STATEMENTS

BASIS OF PREPARATION

The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate reports for the first, second and third quarter 2008 for more information. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2007. The consolidated financial statements for 2007 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2007. The consolidated financial statements of the REC Group for 2007 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for 2008.

ESTIMATES AND JUDGMENTS

Preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2007.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2007, that also make references to the Report from the Board of Directors and the notes to the financial statements.

Sandvika, February 17, 2009

Board of Directors

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007
Revenues	2 379 525	1 873 701	8 190 806	6 642 043
Cost of materials	-665 228	-378 123	-2 012 120	-1 310 700
Changes in inventories	303 960	-25 748	311 190	38 180
Employee benefit expenses	-491 185	-301 277	-1 545 186	-1 033 432
Other operating expenses	-590 646	-320 087	-1 665 837	-1 163 819
EBITDA	936 426	848 466	3 278 853	3 172 272
Depreciation	-208 555	-145 961	-678 160	-481 997
Amortization	-8 575	-17 494	-36 174	-91 725
Impairment	-23 023	-8 205	-35 725	-10 859
EBIT	696 273	676 806	2 528 794	2 587 691
Share of loss of associates	1 935	-26 166	-2 936	-45 465
Financial income	39 003	87 040	181 319	314 639
Net financial expenses	-29 878	-15 584	-56 144	-63 563
Net currency gains/losses	114 923	-16 957	291 440	-345 737
Net gains/losses derivatives	759 150	-89 546	1 436 116	-470 218
Net financial items	885 133	-61 213	1 849 795	-610 344
Profit/loss before tax	1 581 406	615 593	4 378 589	1 977 347
Income tax expense/benefit	-469 766	-200 757	-1 314 370	-643 994
Profit/loss for the period	1 111 640	414 836	3 064 219	1 333 353
Attributable to:				
Minority interests	-11	-108	-14	-106
Equity holders of REC ASA	1 111 650	414 944	3 064 233	1 333 459
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)				
- basic	2.25	0.84	6.20	2.70
- diluted	2.25	0.84	6.20	2.70

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	DEC 31 2008	SEP 30 2008	DEC 31 2007
ASSETS			
Non-current assets			
Goodwill	916 513	827 749	799 456
Other intangible assets	476 847	372 324	256 359
Intangible assets	1 393 360	1 200 073	1 055 815
Land and buildings	2 116 270	1 348 078	1 330 940
Machinery and equipment	4 619 685	3 289 593	3 151 642
Other tangible assets	170 313	132 556	112 695
Assets under construction	12 531 392	9 526 811	3 039 626
Property, plant and equipment	19 437 660	14 297 038	7 634 903
Prepaid capital expenditure	1 556 987	921 698	909 654
Investments in associates	287 787	237 532	8 548
Investments in shares	2 306	10 770	1 237
Other non-current receivables	167 572	379 345	180 194
Restricted bank accounts	115 517	203 249	340 774
Financial assets	573 182	830 896	530 754
Deferred tax assets	21 022	71 977	230 758
Total non-current assets	22 982 211	17 321 682	10 361 884
Current assets			
Inventories	1 669 885	999 961	655 165
Trade and other receivables	2 219 520	1 648 820	1 019 802
Derivatives	2 810 349	492 963	92 918
Restricted bank accounts	10 674	178 809	20 671
Cash and cash equivalents	496 819	2 864 010	5 794 897
Total current assets	7 226 653	6 184 563	7 583 453
Total assets	30 208 864	23 506 245	17 945 336

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	DEC 31 2008	SEP 30 2008	DEC 31 2007
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	494 315	494 315	494 315
Share premium and other paid in capital	8 548 841	8 548 841	8 548 841
Paid-in capital	9 043 154	9 043 156	9 043 156
Other equity and retained earnings	4 404 704	3 084 548	1 380 097
Profit/loss for the period	3 064 233	1 952 582	1 333 459
Other equity and retained earnings	7 468 937	5 037 130	2 713 556
Minority Interests	309	285	346
Total shareholders' equity	16 512 400	14 080 571	11 757 058
Non-current liabilities			
Retirement benefit obligations	156 420	135 961	116 200
Deferred tax liabilities	927 783	383 034	310 320
Non-current financial liabilities, interest bearing	5 156 564	4 811 665	2 312 593
Non-current prepayments, interest bearing	419 192	361 195	326 554
Provisions and other non-interest bearing liabilities	188 763	120 747	116 871
Total non-current liabilities	6 848 722	5 812 602	3 182 538
Current liabilities			
Trade payables and other liabilities	3 017 982	1 997 964	1 334 985
Current tax liabilities	299 952	547 919	480 413
Derivatives	1 902 327	516 671	706 363
Current financial liabilities interest bearing	1 438 784	550 518	483 979
Current prepayments, interest bearing	188 697	0	0
Total current liabilities	6 847 742	3 613 072	3 005 740
Total liabilities	13 696 464	9 425 674	6 188 278
Total equity and liabilities	30 208 864	23 506 245	17 945 336

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
DECEMBER 31, 2008								
At January 1, 2008	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Currency translation differences	1 701 656	-62 246	0	0	0	0	0	1 639 410
Actuarial gain/loss on defined benefit pension schemes	0	-6 784	14 307	0	0	0	0	7 523
Cash flow hedges								
– valuation gain/losses taken to equity	0	-761	0	2 139	0	0	0	1 378
– transferred to profit/loss for the period *	0	-15 276	0	54 556	0	0	0	39 280
Total income and expense recognized directly in equity	1 701 656	-85 067	14 307	56 695	0	0	0	1 687 591
Profit for the period	0	0	0	0	0	0	3 064 218	3 064 218
Total income and expense in the period	1 701 656	-85 067	14 307	56 695	0	0	3 064 218	4 751 809
At December 31, 2008	1 361 591	-20 860	-18 867	34 206	234 256	-49 918	4 853 735	6 394 143
In the period								
To REC ASA shareholders	1 701 679	-85 067	14 307	56 695	0	0	3 064 232	4 751 846
Minority interest	-23	0	0	0	0	0	-14	-37
Total change in period	1 701 656	-85 067	14 307	56 695	0	0	3 064 218	4 751 809
DECEMBER 31, 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-331 652	33 089	0	0	0	0	0	-298 563
Actuarial gain/loss on defined benefit pension schemes	0	480	-8 617	0	0	0	0	-8 137
Effect of EverQ acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges								
– valuation gain/losses taken to equity	0	-30 139	0	107 569	0	0	0	77 430
– transferred to profit/loss for the period *	0	2 492	0	-8 900	0	0		-6 408
Total income and expense recognized directly in equity	-331 652	5 922	-8 617	98 669	23 322	0	0	-212 356
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total income and expense in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the income statement:**

(NOK IN THOUSAND)	Dec 31, 2008	Dec 31, 2007
Revenues	-14 570	34 987
Cost of materials	-39 986	-26 087
Total	-54 556	8 900

EQUITY
REC GROUP

(NOK IN THOUSAND)	Attributable to equity holders of REC ASA Total paid in capital	Other equity	Recognized income & expense	Total	Minority interest	Total Equity
DECEMBER 31, 2008						
At January 1, 2008	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058
Equity share option plan	0	3 533	0	3 533	0	3 533
Treasury shares transactions	-2	0	0	-2	0	-2
Total recognized income and expense	0	0	4 751 846	4 751 846	-37	4 751 809
At December 31, 2008	9 043 154	1 074 643	6 394 295	16 512 090	309	16 512 399
DECEMBER 31, 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	Q4 2008	Q4 2007	DEC 31 2008	DEC 31 2007
Cash flows from operating activities				
Profit/loss before tax	1 581 405	615 594	4 378 588	1 977 347
Income taxes paid	-320 615	-199 337	-877 321	-365 020
Depreciation, amortization and impairment	240 153	171 660	750 059	584 581
Associated companies and impairment financial assets	22 235	26 166	27 106	45 463
Changes in receivable and prepayments	-56 575	-21 472	-556 849	-130 187
Changes in inventories	-575 819	-61 034	-890 298	-172 798
Changes in payables and prepaid expenses	361 429	233 540	588 536	115 421
Changes in derivatives	-765 632	160 699	-1 463 452	606 124
Currency effects not operating activities	-34 710	-43 484	-168 949	369 342
Other items	85 487	75 389	129 989	24 841
Net cash flows from operating activities	537 358	957 720	1 917 410	3 055 114
Cash flows from investing activities				
Net change in shares, finance receivables and restricted cash	169 213	-8 797	-220 550	-171 458
Proceeds from sale of property, plant and equipment and intangible assets	1 240	3 082	1 425	2 360
Payments for property, plant and equipment and intangible assets	-3 495 608	-1 556 504	-9 747 617	-4 301 550
Proceeds from investment grants	257	0	2 857	45 825
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased	0	-28 369	0	-28 369
Net cash flows from investing activities	-3 324 898	-1 590 588	-9 963 885	-4 453 192
Cash flows from financing activities				
Repayment of equity	0	0	0	-916
Repayment of borrowings	-795 178	-73 611	-1 288 971	-343 400
Proceeds from borrowings	1 298 134	95 215	4 062 181	598 735
Net cashs flow from financing activities	502 956	21 604	2 773 210	254 419
Effect on cash and cash equivalents of changes in foreign exchange rates	-82 607	18 659	-24 810	-336 991
Net increase/decrease in cash and cash equivalents	-2 367 191	-592 605	-5 298 076	-1 480 651
Cash and cash equivalents at beginning of the period*	2 864 010	6 387 503	5 794 897	7 275 548
Cash and cash equivalents at the end of the period*	496 819	5 794 897	496 819	5 794 897

* Cash and cash equivalents excludes restricted bank accounts.

SEGMENT INFORMATION
FOURTH QUARTER

(NOK IN MILLION)	Revenues 2008	Revenues 2007	Revenues Growth	of which external 2008	of which external 2007	of which external Growth
REC Silicon	1 021	637	60 %	552	352	57 %
REC Wafer	1 483	1 225	21 %	976	1 054	-7 %
REC Solar	705	308	129 %	702	307	128 %
Other Operations	198	169	nm	150	160	nm
Eliminations	-1 027	-464	nm	0	0	nm
Total	2 380	1 874	27 %	2 380	1 874	27 %

(NOK IN MILLION)	EBITDA 2008	Margin	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	523	51 %	352	55 %	459	45 %	307	48 %
REC Wafer	419	28 %	499	41 %	318	21 %	417	34 %
REC Solar	30	4 %	5	2 %	-28	nm	-20	nm
Other Operations	20	nm	5	nm	3	nm	-14	nm
Eliminations	-56	nm	-13	nm	-56	nm	-13	nm
Total	936	39 %	848	45 %	696	29 %	677	36 %

YEAR TO DATE DECEMBER 31

(NOK IN MILLION)	Revenues 2008	Revenues 2007	Revenues Growth	of which external 2008	of which external 2007	of which external Growth
REC Silicon	3 033	2 496	22 %	1 706	1 318	29 %
REC Wafer	4 894	4 360	12 %	3 543	3 836	-8 %
REC Solar	2 347	1 116	110 %	2 340	1 116	110 %
Other Operations	673	400	nm	601	371	nm
Eliminations	-2 757	-1 729	nm	0	0	nm
Total	8 191	6 642	23 %	8 191	6 642	23 %

(NOK IN MILLION)	EBITDA 2008	Margin	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	1 540	51 %	1 347	54 %	1 343	44 %	1 171	47 %
REC Wafer	1 674	34 %	1 813	42 %	1 342	27 %	1 539	35 %
REC Solar	148	6 %	171	15 %	-21	nm	114	10 %
Other Operations	0	nm	-67	nm	-52	nm	-145	nm
Eliminations	-83	nm	-92	nm	-83	nm	-92	nm
Total	3 279	40 %	3 172	48 %	2 529	31 %	2 588	39 %

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q3 2007*	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Revenues	1 480	1 874	1 771	2 121	1 919	2 380
EBITDA	643	848	742	889	711	936
EBITDA – margin	43 %	45 %	42 %	42 %	37 %	39 %
EBIT	495	677	579	716	537	696
EBIT – margin	33 %	36 %	33 %	34 %	28 %	29 %
Net financial items	-438	-61	-251	-8	1224	885
Profit/loss before tax	57	616	327	708	1 761	1 581
Earnings per share, basic and diluted, in NOK	0.05	0.84	0.43	1.00	2.52	2.25
Expansion costs	66	55	82	93	122	86
Adjusted EBITDA	709	903	824	982	834	1 023
Adjusted EBITDA – margin	48 %	48 %	47 %	46 %	43 %	43 %

* The first three quarters of 2007 have been restated due to reclassification of embedded derivaties.

QUARTERLY INFORMATION – REC SILICON

(NOK IN MILLION)	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Revenues	597	637	652	630	730	1 021
EBITDA	304	352	319	307	392	523
EBITDA – margin	51 %	55 %	49 %	49 %	54 %	51 %
Expansion costs	41	17	50	45	42	26
Adjusted EBITDA	345	369	369	351	433	548
Adjusted EBITDA – margin	58 %	58 %	57 %	56 %	59 %	54 %
Polysilicon production in MT*	1 514	1 428	1 544	1 452	1 528	1 717
Polysilicon sale in MT	1 408	1 429	1 588	1 474	1 589	1 898
Silane gas sale in MT	352	340	378	448	487	525

*Quarterly distribution of polysilicon production for 2007 has been adjusted. Total 2007 production unchanged.

QUARTERLY INFORMATION – REC WAFER

(NOK IN MILLION)	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Revenues	987	1 225	1 209	1 260	942	1 483
EBITDA	359	499	492	519	244	419
EBITDA – margin	36 %	41 %	41 %	41 %	26 %	28 %
Expansion costs	2	7	13	25	47	36
Adjusted EBITDA	361	506	505	544	291	455
Adjusted EBITDA – margin	37 %	41 %	42 %	43 %	31 %	31 %
Wafer production in MW (at 15,0% cell efficiency)	106	132	137	140	106	160
Mono ingot production in MW (at 20,0% cell efficiency)	10	9	9	11	8	11
Total production in MW	116	141	146	151	114	171
Wafer sale in MW (at 15,0% cell efficiency)	106	131	136	139	104	159
Mono ingot sale in MW (at 20,0% cell efficiency)	10	9	9	11	8	11
Total sale in MW	116	140	145	150	112	170

QUARTERLY INFORMATION – REC SOLAR

(NOK IN MILLION)	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Revenues	208	308	340	636	666	705
EBITDA	25	5	20	44	54	30
EBITDA – margin	12 %	2 %	6 %	7 %	8 %	4 %
Expansion costs	14	25	17	20	21	7
Adjusted EBITDA	39	30	37	64	75	37
Adjusted EBITDA – margin	19 %	10 %	11 %	10 %	11 %	5 %
Cell production in MW	12	12	15	31	38	48
Module production in MW	9	11	14	20	19	28
Contract manufacturing MW	0	0	0	0	2	5
Cell sale in MW	12	13	15	31	38	37
Module sale in MW	8	11	13	20	20	28

FINANCIAL EFFECTS EMBEDDED DERIVATIVES
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

	Accumulated 2007				Accumulated 2008			
(NOK IN THOUSAND)	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31	JUN 30	SEP 30	DEC 31
EBITDA	0	0	0	28 177	21 612	52 689	58 495	48 629
Net financial items	-147 478	-193 007	-587 179	-642 032	-225 532	-280 880	925 988	3 294 468
Income tax expense/benefit	41 294	54 042	164 410	171 879	57 098	63 893	-275 655	-936 067
Profit/loss for the period	-106 184	-138 965	-422 769	-441 976	-146 822	-164 297	708 828	2 407 030
Earnings per share	-0.21	-0.28	-0.86	-0.89	-0.30	-0.33	1.43	4.87

	Per quarter 2007				Per quarter 2008			
(NOK IN THOUSAND)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
EBITDA	0	0	0	28 177	21 612	31 077	5 806	-9 866
Net financial items	-147 478	-45 529	-394 172	-54 853	-225 532	-55 348	1 206 868	2 368 480
Income tax expense/benefit	41 294	12 748	110 368	7 469	57 098	6 796	-339 549	-660 412
Profit/loss for the period	-106 184	-32 781	-283 804	-19 207	-146 822	-17 475	873 125	1 698 202
Earnings per share	-0.21	-0.07	-0.57	-0.04	-0.30	-0.04	1.77	3.44

See "financial items" for a description of embedded derivatives.

DEFINITIONS

Constant currency
Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and Sovello (Germany) from their functional currencies to NOK. The exchange rates for the quarter and the year to date 2007 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

Expansion costs
Include primarily costs for early recruitment and training etc until start of production.

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 2,350 people (excluding Sovello). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 907 56 685

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 907 44 949


REC is a significant player in the international solar energy industry; well positioned both upstream and downstream in the industry value chain.
REC Silicon
REC Wafer
REC Solar


Artbox
REC
Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99
www.recgroup.com

25 **REC 2008 Fourth Quarter Presentation.**


REC
Renewable Energy Corporation
PRESENTATION OF INTERIM RESULTS
4th QUARTER 2008
Silicon Materials
Wafers
Cells
Modules

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for Fourth Quarter 2008 results presentation held on February 18, 2009. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC


4th Quarter Presentation
AGENDA
Financial review
Operational review
- REC Silicon
- REC Wafer
- REC Solar
Expansion update
Outlook
© Copyright 2008

REC Group: 2008 Financial review

4th Quarter Presentation

- Significant volume increase
  - Cell production up 182%
  - Module production up 90%
  - Wafer production up 21%
  - Polysilicon production up 8%

- Continued growth in revenues
  - Annual revenue growth of 23%
  - Average selling prices in line with expectations

- EBITDA growth of 3%
  - Affected by expansion cost, ramp-up of new capacity, scheduled shutdowns and production yield issues

Revenues and EBITDA
NOK million



9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0

	2004	2005	2006	2007	2008
Revenues	1 418	2 454	4 334	6 642	8 191
EBITDA	155	830	1 965	3 172	3 279

REC

REC Group: Financial highlights

Revenues
NOK million



	Q1	Q2	Q3	Q4
2006	872	1003	1139	1320
2007	1616	1673	1480	1874
2008	1771	2121	1919	2380
Growth:	**+10%**	**+27%**	**+30%**	**+27%**

EBITDA
NOK million

Margin: 39 % -6 %p



	Q1	Q2	Q3	Q4
2006	380	387	522	676
2007	869	812	643	848
2008	742	889	711	936
Growth:	**-15%**	**+10%**	**+11%**	**+10%**

EBIT
NOK million

Margin: 29 % -7 %p



	Q1	Q2	Q3	Q4
2006	298	303	422	552
2007	737	679	495	677
2008	579	716	537	696
Growth:	**-21%**	**+6%**	**+9%**	**+3%**

REC

REC Group: Condensed Income Statement

4th Quarter Presentation

(NOK million)	Q4'08	Q4'07	Change	2008	2007	Change
Revenues	**2,380**	**1,874**	+27%	**8,191**	**6,642**	+23%
EBITDA	**936**	**848**	+10%	**3,279**	**3,172**	+3%
EBITDA-margin	*39%*	*45%*	-6%p	*40%*	*48%*	*-8%p*
Adjusted EBITDA*	**1,022**	**903**	+13%	**3,662**	**3,325**	+10%
*Adjusted EBITDA-margin**	*43%*	*48%*	-5%p	*45%*	*50%*	*-5%p*
EBIT	**696**	**677**	+3%	**2,529**	**2,588**	-2%
EBIT-margin	*29%*	*36%*	-7%p	*31%*	*39%*	-8%p
Net financial items	885 1)	-61	N/A	1,850	-610	N/A
Profit before tax	**1,581**	**616**	+172%	**4,379**	**1,977**	+121%

* Adjusted for expansion costs

1) Net financial items:

Embedded derivatives	NOK 2,368 million
Net loss on other derivatives	NOK -1,609 million
Other financial items	NOK 126 million
Net financial items	**NOK 885 million**

  | February 18, 2009

REC

REC Group: Expansion costs Q4'08

(NOK million)	Q4'08	Q4'07	2008	2007
REC Silicon	26	17	162	69
REC Wafer	36	7	121	9
REC Solar	7	25	65	52
REC ASA	17	6	35	23
REC Group total	**86**	**55**	**383**	**153**

- Expansion cost primarily includes costs for early recruitment and training, etc. until start of production

REC

REC Group: Capital structure

4th Quarter Presentation

Assets
NOK million


35000
30000
25000
20000
15000
10000
5000
0
58%
42%
76%
24%
31.12.2007
31.12.2008
Non-current assets
Cash and cash equivalents
Current assets

Equity and Liabilities
NOK million


35000
30000
25000
20000
15000
10000
5000
0
65%
35%
55%
45%
31.12.2007
31.12.2008
Share-holders Equity
Interest bearing liabilities
Non interest bearing liabilities

  | February 18, 2009

REC


Renewable
Energy
Corporation
OPERATIONAL REVIEW
REC

Key events fourth quarter 2008

4th Quarter Presentation

- Commercial start-up of Moses Lake FBR project delayed
  - Expected in second half of March
- Singapore project on schedule to meet milestones
- Longer construction time and higher cost expected for mono expansion in Glomfjord
- New long-term contracts* signed in REC Silicon and REC Wafer
  - Signed a NOK 3.5 billion long-term contract for "powder and fines"
  - NOK 2.4 billion long-term wafer contract with LG Electronics announced January 2009
- Order backlog of more than NOK 65 billion* in REC Silicon and REC Wafer through 2015
  - Approximately NOK 11 billion scheduled for delivery in 2009 and NOK 13 billion in 2010
- Signed contracts in REC Solar covering more than 80% of expected module production in 2009

* Based on currency exchange rates at December 31, 2008

REC

Fourth quarter production update

4th Quarter Presentation

REC Silicon
MT



Polysilicon production
Silan gas sales
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08

REC Wafer
MW



180
160
140
120
100
80
60
40
20
0
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08

REC Solar
MW



Cell
Module
60
50
40
30
20
10
0
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08

  | February 18, 2009

REC

REC Silicon: Key figures

Revenues
NOK million



1 200
1 000
800
600
400
200
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	521	525	539	542
2007	635	627	597	637
2008	652	630	730	1021
Growth:	**+3%**	**+0%**	**+22%**	**+60%**

EBITDA
NOK million

Margin: 51% -4%p



600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2006	242	207	295	319
2007	364	326	304	352
2008	319	307	392	523
Growth:	**-12%**	**-6%**	**+29%**	**+48%**

REC

REC Silicon: Operational highlights

4th Quarter Presentation

- Polysilicon production up 20% vs. Q4'07
  - Production of 1,717 MT up from 1,428 MT in Q4'07
  - Full year production of 6,241 MT, lower than expected due to late FBR start-up
- Revenues up 60%
  - Silane gas sales up 54% to 525 MT
  - Sold close to 250 MT of secondary material
- Significant improvement in EBITDA
  - Full year 2008 average selling price up 6%
- Expansion cost
  - Q4'08 expansion costs of NOK 26 million compared to NOK 17 million in Q4'07 and NOK 42 million in Q3'08

	Q4'08	Q4'07	Change
Production of Polysilicon (MT)	1,717	1,428	+20%
Sale of Polysilicon (MT)	1,898	1,429	+33%
Sale of Silane (MT)	525	340	+54%
Internal polysilicon sales volume	65%	75%	

REC

REC Silicon: Annual financial review

4th Quarter Presentation

Revenues
NOK million



3 500
3 000
2 500
2 000
1 500
1 000
500
0
1 018
2 127
2 496
3 033
2005
2006
2007
2008

EBITDA
NOK million



1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
413
1 063
1 347
1 540
2005
2006
2007
2008

  | February 18, 2009

REC

REC Wafer: Key figures

4th Quarter Presentation

Revenues
NOK million



1 600
1 400
1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2006	502	552	612	790
2007	1017	1131	987	1225
2008	1209	1260	942	1483
Growth:	**+19%**	**+11%**	**-5%**	**+21%**

EBITDA
NOK million

Margin: 28 % -13 %p



600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2006	168	170	192	295
2007	470	485	359	499
2008	492	519	244	419
Growth:	**+5%**	**+7%**	**-32%**	**-16%**

REC

REC Wafer: Operational highlights

4th Quarter Presentation

- Production up 21% vs. Q4'07
  - Production up to 171 MW
  - Full year production of 582 MW
  - 2008 negatively impacted by tight polysilicon availability
- Revenues up 21%
  - Higher production volumes
  - Average wafer prices marginally lower
- EBITDA negatively affected by:
  - Higher internal polysilicon prices
  - Lower production yield
  - Ramp up of Herøya III
  - External sourcing of polysilicon
- Expansion cost
  - Expansion costs of NOK 36 million in Q4'08, compared to NOK 47 million in Q3'08 and NOK 7 million in the Q4'07.

	Q4'08	Q4'07	Change
Production of Multicrystalline Wafers (MW)	160	132	+21%
Production of Monocrystalline Ingots (MW)	11	9	+22%
Sale of Multicrystalline Wafers (MW)	159	131	+21%
Sale of Monocrystalline Ingots (MW)	11	9	+22%

REC

REC Wafer: Annual financial review

4th Quarter Presentation



Revenues
NOK million
6 000
5 000
4 000
3 000
2 000
1 000
0
1 597
2 455
4 360
4 894
2005
2006
2007
2008



EBITDA
NOK million
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
417
825
1 813
1 674
2005
2006
2007
2008

REC

REC Solar: Key figures

Revenues
NOK million



	Q1	Q2	Q3	Q4
2006	120	180	273	301
2007	309	292	208	308
2008	340	636	666	705
Growth:	**+10%**	**+118**	**+220%**	**+129%**

EBITDA
NOK million

Margin: 4 % +2 %p



	Q1	Q2	Q3	Q4
2006	17	32	65	81
2007	87	54	25	5
2008	20	44	54	30
Growth:	**-77%**	**-19%**	**+117%**	**+500%**

REC

REC Solar: Operational highlights

4th Quarter Presentation

- Production
  - Cell production was 48 MW, up from 12 MW in Q4'07
  - Module production was 28 MW, up from 11 MW in Q4'07, contract manufacturing of modules 5 MW
- Revenues increased 129%
  - Full year 2008 average module prices down 9%
  - Full year sales lower than expected, due to quality issues with junction box
- EBITDA significantly higher than Q4'07, but negatively impacted by one-off items
  - NOK 61 million provision for potential repair work related to junction box
  - NOK 16 million other provisions
  - Adjusted EBITDA margin 15%
- Expansion cost
  - Expansion costs of NOK 7 million, compared to NOK 25 million in Q4'07 and NOK 21 million in Q3'08

	Q4'08	Q4'07	Change
Production of Cells (MW)	48	12	+300%
Production of Modules (MW)	28	11	+155%
Contract manufacturing of Modules (MW)	5	0	N/M
Sale of Cells (MW)	37	13	+185%
Sale of Modules (MW)	28	11	+155%

REC

REC Solar: Annual financial review


Revenues
NOK million
2 500
2 000
1 500
1 000
500
0
404
873
1 116
2 347
2005
2006
2007
2008


EBITDA
NOK million
250
200
150
100
50
0
85
195
171
148
2005
2006
2007
2008

  | February 18, 2009

REC

Sovello (EverQ)

- Stable EBITDA contribution *
  - EBITDA NOK 36 million in Q4'08 vs NOK 37 million in Q4'07
- Module production 21 MW in Q4'08
  - In line with announced expectations
- Most of plant III construction completed
  - Will double production capacity to 180 MW
  - Test production started in January
  - Cell and module production will commence later in Q1'09
- Sovello in breach with some covenants
  - Dialogue with the banks established
  - REC's carrying values of the investment and loans to Sovello may be affected

* REC's 33.3% share



Source: Evergreen Solar, ribbon wafer

REC

4th Quarter Presentation

Long-term contract portfolio

- The top-5 customers in REC Silicon accounted for 90% of sales volume in 2008
- The top-5 customers in REC Wafer accounted for 85% of sales volume in 2008

- **REC Silicon**
  - **Silane Gas:** Air Liquide, Air Products and Chemicals, Praxair and other
  - **Polysilicon:** Shin-Etsu Handotai, Sovello, Sumco Techxiv
  - **Powder:** Asian customer
- **REC Wafer**
  - **Signed in 2006:** BP Solar, Motech, Sharp, SunTech
  - **Signed in 2007:** Moser Baer, Photovoltech, Solland
  - **Signed in 2008:** China Sunergy, Gintech, Neo Solar, Suniva
  - **Other/renewed:** Mitsubishi, Q-Cells
- **REC Solar**
  - Have a broad market exposure
  - Main markets in 2009 are: Germany, USA, Italy, Spain, France and Greece

  | February 18, 2009

REC


Renewable
Energy
Corporation
EXPANSIONS
REC

Moses Lake – FBR project

- Project completed second week of Feb.
- Final process/system checks in progress
  - System tests and start-up procedures have been initiated
- Start of commercial production delayed to second half of March 2009
  - Steel pipe welds failed to meet quality requirements
  - Weld repairs twice as much as expected and took more time
  - Some interruptions should be expected in early phase of ramp-up
- Final cost estimate ~10% above guidance given in February 2008



REC

Mono-wafer expansion in Glomfjord

- Project scope
  - From 35 MW ingot, to more than 300 MW ingot+wafer
- Complete project review indicate ~35% cost overrun
  - General cost escalation
  - Change orders
  - Unsatisfactory project management
- Delayed start-up of 3-4 months, 50-60 MW lower production in 2009
- REC project organization taken over project
  - New project management in place
  - Project execution and control tightened
- IRR to remain close to original investment case
  - Based on current price obtained in signed contracts



  | February 18, 2009

REC

Singapore project - overview

4th Quarter Presentation



Pipe rack and water tanks
Module
Wafer
Cell

  | February 18, 2009

REC

Singapore project on track

- Project facts and figures
  - 2,500 workers on site
  - 3.2 million work hours with two LTIs (Lost Time Injury)
  - 500 km of piles driven (over 16,000 piles)
  - 300 – 400 trucks enter site every day
  - Over 30 cranes working every day
- Progress according to schedule
  - Engineering: 80% finished
  - Procurement: 33% finished
  - Construction: 29% finished
  - First output expected in H1'10
- Improved market conditions in construction industry should provide positive capex development

REC

Renewable
Energy
Corporation

OUTLOOK



REC

Selected risks and mitigation

4th Quarter Presentation

- Long-term fundamentals for the PV industry remain strong
- Current industry demand visibility low, due to credit crunch and seasonal variations
- Cost overruns and delays on expansions, significant exchange rate fluctuations and higher market risk has increased REC's financial exposure
  - Less headroom within credit facility financial covenants, and
  - weakening of the NOK reduces amounts available under the credit facility
- Mitigating actions
  - Closely follow capital expenditure programs, seek to reduce and/or push out
  - Cost control
  - Optimizing liquid funds and credit facilities

2009 outlook

- Strong contract portfolio to support 2009 forecast
  - Silane, polysilicon and wafer contracts of NOK 11 billion to be delivered in 2009
- Module prices expected to be down ~15%
- Sovello revenues will be consolidated proportionally
  - Increased production from Q2'09 as Sovello III starts ramp-up
- EBITDA for Q1'09 lower than Q1'08
  - Delayed start-up of FBR plant
  - Lower sale of silane gas
  - External sourcing of polysilicon

	Production target for 2009
Polysilicon	**10,000 – 11,000 MT**
Wafer	**~1,000 MW**
Cell	**~225 MW**
Module	**~150 MW (+ contract manufacturing)**

REC


Renewable
Energy
Corporation
WELCOME BACK
1st quarter 2009 – April 29, 2009
REC

26 **Press Release: REC ASA – Primary Insiders Purchase of Shares.**

MeldingsID: 229249	
Innsendt dato:	19.02.2009 13:54
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insiders purchase of shares
Meldingstekst:	

On 19 February 2009, as part of the REC 2006 and 2007 Long Term Incentive Plan, Renewable Energy Corporation ASA has purchased 18,014 shares at an average price of NOK 58.83 per share and allocated 18.014 shares to employees participating in the Long Term Incentive Plan. Five primary insiders in Renewable Energy Corporation ASA were allocated 9,649 shares under the Long Term Incentive Plan.

Primary insider John Andersen, Jr. (Executive Vice President - REC Solar & Group COO) was allocated 2,656 shares. After this transaction, Andersen and related parties hold 136,631 shares and 20,123 options in Renewable Energy Corporation ASA.

Primary insider Erik Sauar (Senior Vice President & CTO) was allocated 2,160 shares. After this transaction, Sauar and related parties hold 370,123 shares and 17,145 options in Renewable Energy Corporation ASA.

Primary insider Bjørn Brenna (Executive Vice President & CFO) was

allocated 2,833 shares. After this transaction, Brenna and related parties hold 37,441 shares and 24,941 options in Renewable Energy Corporation ASA.

Primary insider Jon André Løkke (Senior Vice President & Investor Relation Officer) AS was allocated 952 shares. After this transaction, Løkke and related parties hold 90,595 shares and 11,731 options in Renewable Energy Corporation ASA.

Primary insider Svánaug Bergland (Senior Vice President - Organizational Development & Corporate Communications) was allocated 1,048 shares. After this transaction, Bergland and related parties hold 12,064 shares and 15,641 options in Renewable Energy Corporation ASA.

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

27 **Press Release: REC ASA – Mandatory Notification of Trade.**

MeldingsID: 229485	
Innsendt dato:	23.02.2009 16:21
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Mandatory notification of trade
Meldingstekst:	

Primary insider Tore Torvund (Executive Vice President, REC Silicon) has today purchased 4,000 shares in Renewable Energy Corporation ASA at an average price of NOK 50.10 per share. After this transaction Mr. Torvund and related parties holds 4,000 shares and no share options in the company.

About REC

REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2008 of NOK 8,191 million and an operating profit of NOK 2,529 million. Please also see www.recgroup.com

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

28 **Press Release: Oslo Børs Matching Halt.**

MeldingsID: 229525	
Innsendt dato:	24.02.2009 12:29
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	BØRSPAUSE
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	OSLO BØRS - MATCHING HALT
Meldingstekst:	Oslo Børs is investigating movements in the share price.

29 **Press Release: Oslo Børs Matching Halt Ends.**

MeldingsID: 229530	
Innsendt dato:	24.02.2009 13:08
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	BØRSPAUSE
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	OSLO BØRS - MATCHING HALT ENDS
Meldingstekst:	Oslo Børs has reviewed price movements. Matching halt to end. There will be a pre-trading session (CLIN) until 13:12.

30 **Press Release: REC ASA – Board of Directors Approved 2008 Financials.**

6213878_v1

MeldingsID: 231564	
Innsendt dato:	24.03.2009 11:22
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Board of Directors approved 2008 financials
Meldingstekst:	

The Board of Directors of REC have approved the financial statements for 2008. Compared to the preliminary results for 2008 presented in the 4th quarter report there are no changes in profit for the year.

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market.
REC Group had revenues in 2008 of NOK 8,191 million and an operating profit of NOK 2,529 million. Please also see www.recgroup.com